Exhibit 2.1

Execution Copy

AMENDED AND RESTATED
MID-CONTINENT ONSHORE PACKAGE
PURCHASE AGREEMENT

BETWEEN

DOMINION EXPLORATION & PRODUCTION, INC.
DOMINION OKLAHOMA TEXAS EXPLORATION & PRODUCTION, INC.

LDNG TEXAS HOLDINGS, LLC
DEPI TEXAS HOLDINGS, LLC

AS SELLERS,

AND

LINN ENERGY, LLC,

AS PURCHASER,

Dated as of August 30, 2007

i

EXHIBITS:

Exhibit A	Companies
Exhibit B-1	Company Leases
Exhibit B-2	Company Wells
Exhibit B-3	Company Midstream Assets
Exhibit B-4	Company Office Leases
Exhibit C	RESERVED
Exhibit D-1	Additional Leases
Exhibit D-2	Additional Wells
Exhibit D-3	Additional Midstream Assets
Exhibit D-4	Additional Office Leases
Exhibit D-5	Additional Inventory
Exhibit D-6	Additional Radio Licenses
Exhibit E	Form of Conveyance
Exhibit F	Form of DEPI/Purchaser Transition Services Agreement
Exhibit G	Form of DRI Guarantee
Exhibit H	Form of Agency Agreement

SCHEDULES

Schedule 1.2	Executives, Managing Directors and Key Employees
Schedule 1.2(w)	Non-Excluded Colorado Counties
Schedule 1.2(aa)	Non-Excluded Texas Counties
Schedule 1.3	Certain Excluded Assets

Schedule 1.4	Assets Not Owned By Sellers
Schedule 2.2	Allocation of Purchase Price
Schedule 2.3(e)	Imbalance Values
Schedule 3.4	Allocation of Unadjusted Purchase Price
Schedule 4.2(i)(i)	Employee Benefits and Compensation Programs List
Schedule 4.4	Litigation
Schedule 4.5	Tax Disclosures
Schedule 4.5(f)	Tax Treatment
Schedule 4.6	Environmental Disclosures
Schedule 4.7	Violations of Laws
Schedule 4.8	Contracts
Schedule 4.9	Production Payments
Schedule 4.10	Production Imbalances
Schedule 4.11	Consents and Preferential Rights
Schedule 4.14	Operation of the E&P Business
Schedule 4.16	Outstanding Capital Commitments
Schedule 4.17	Insurance
Schedule 4.19(c)	Persons with Knowledge
Schedule 6.4	2007 Plan
Schedule 6.5	Conduct of the Companies
Schedule 6.9	Third Party Indebtedness
Schedule 6.11	Terms of Volumetric Production Payment Contracts
Schedule 8.4(d)	Bank Account Information
Schedule 10.2(c)(i)	Summary of the Dominion E&P Special Severance Program
Schedule 10.2(c)(ii)	Special Package - Managing Directors
Schedule 10.2(c)(iii)	Special Package - Key Employees
Schedule 10.2(d)	Executive Agreements - Terms and Conditions
Schedule 13.5	Guarantees to be Replaced

v

Index of Defined Terms

Defined Term

2007 Plan	Section 6.4
Accounting Arbitrator	Section 8.4(b)
Accounting Principles	Section 2.3
Additional Assets	Section 1.2(a)
Additional Contracts	Section 1.2(a)(iv)
Additional Equipment	Section 1.2(a)(vi)
Additional Excluded Records	Section 1.2(a)(xi)
Additional Leases	Section 1.2(a)(i)
Additional Midstream Assets	Section 1.2(a)(iii)
Additional Properties	Section 1.2(a)(iii)
Additional Records	Section 1.2(a)(xi)
Additional Units	Section 1.2(a)(ii)
Additional Wells	Section 1.2(a)(i)
Adjustment Period	Section 2.3(h)(i)(A)
Affiliate	Section 1.2(b)
Agreed Rate	Section 2.3(h)(iii)
Agreement	Preamble
Allocated Value	Section 3.4
Annual Incentive Plan	Section 1.2(c)
Appalachian Business	Section 1.2(a)(xi)(A)
Assets	Section 1.2(d)
Assumed Seller Obligations	Section 12.1
Available Employees	Section 10.1
Business Day	Section 1.2(e)
Claim	Section 12.3(b)
Claim Notice	Section 12.3(b)
Closing	Section 8.1
Closing Date	Section 8.1
Closing Payment	Section 8.4(a)
COBRA	Section 10.9
Code	Section 1.2(g)
Commitment Letter	Section 5.7(b)
Company; Companies	Recitals
Company Assets	Section 1.2(h)
Company Contracts	Section 1.2(h)(iv)
Company Equipment	Section 1.2(h)(vi)
Company Excluded Records	Section 1.2(h)(xi)
Company Leases	Section 1.2(h)(i)
Company Midstream Assets	Section 1.2(h)(iii)
Company Onshore Employee	Section 10.1
Company Properties	Section 1.2(h)(iii)
Company Records	Section 1.2(h)(xi)
Company’s U.S. Benefit Plans	Section 10.3
Company Units	Section 1.2(h)(ii)

Company Wells	Section 1.2(h)(i)
Computer/Vehicle Buy-Out Costs	Section 6.13
Confidentiality Agreement	Section 6.1
Contracts	Section 1.2(k)
Conversions	Section 9.9(a)
Converted Entity	Section 9.9(a)
Conveyances	Section 8.2(d)
Cut-Off Date	Section 2.3
Damages	Section 12.2(d)
Defensible Title	Section 3.2(a)
DEPI	Preamble
DEPI I, LP	Section 1.2(l)
DEPI/Purchaser Transition Services Agreement	Section 8.2(m)
DEPI Survivor LP	Section 6.15(c)
DEPI Texas	Preamble
DEPI Texas Beneficial Interests	Section 1.2(m)
DNG I, LP	Section 1.2(n)
DOTEPI	Preamble
DOTEPI Survivor LP	Section 6.15(c)
DOTEPI Texas Beneficial Interests	Section 1.2(o)
DRI	Section 1.2(p)
Due Date	Section 9.2(d)
E&P Business	Section 1.2(q)
Effective Date	Section 1.2(r)
Employee Plans	Section 1.2(s)
Environmental Laws	Section 4.6
Equipment	Section 1.2(t)
ERISA	Section 1.2(u)
ERISA Affiliate	Section 1.2(v)
Excluded Assets	Section 1.3
Excluded Colorado Counties	Section 1.2(w)
Excluded Employees	Section 1.2(x)
Excluded Onshore Areas	Section 1.2(y)
Excluded Records	Section 1.2(z)
Excluded Texas Counties	Section 1.2(aa)
Executives	Section 1.2(bb)
Governmental Authority	Section 1.2(cc)
Hart-Scott-Rodino Act	Section 1.2(dd)
Indemnified Person	Section 12.3(a)
Indemnifying Person	Section 12.3(a)
Independent Appraiser	Section 2.2(c)
Interest Purchase Price	Section 2.2(a)
Interest Unadjusted Purchase Price	Section 2.2(a)
Interests	Section 1.1
Key Employees	Section 1.2(ee)
Laws	Section 1.2(ff)

LDNG	Preamble
Leases	Section 1.2(gg)
Loan	Section 6.5(c)
Managing Directors	Section 1.2(hh)
Material Adverse Effect	Section 4.19(d)
Material Contract	Section 1.2(ii)
Midcontinent Area	Section 1.2(jj)
Midstream Assets	Section 1.2(kk)
Multiemployer Plan	Section 1.2(ll)
NORM	Section 4.6
Offshore Package Areas	Section 1.2(mm)
Oklahoma City Office Space	Section 6.21
Other Employees	Section 10.14
PBGC	Section 1.2(nn)
Party; Parties	Preamble
Permitted Encumbrances	Section 3.3
Person	Section 1.2(oo)
Post-Closing Period	Section 9.1(c)
Pre-Closing Period	Section 9.1(b)
Properties	Section 1.2(pp)
Property Costs	Section 1.2(qq)
Purchase Price	Section 2.1
Purchaser	Preamble
Purchaser Group	Section 12.2(b)
Purchaser Holdco	Section 6.15(c)
Purchaser Subs	Section 6.15(c)
Purchaser U.S. Employee Plans	Section 10.4
Records	Section 1.2(ss)
Reserve Report	Section 4.3(b)
Retained Seller Obligations	Section 12.1
Sellers	Preamble
Seller Group	Section 12.2(a)
Shares	Recitals
Special Bonus	Section 10.11
Stonewater Pipeline Interests	Section 1.2(tt)
Sublease	Section 6.21
Subsidiary	Section 1.2(uu)
Survivor LPs	Section 6.15(c)
Target Closing Date	Section 8.1
Tax	Section 1.2(vv)
Tax Audit	Section 9.5(a)
Tax Indemnified Person	Section 9.5(a)
Tax Indemnifying Person	Section 9.5(a)
Tax Items	Section 9.2(a)
Tax Payor	Section 9.2(d)
Tax Related Costs	Section 1.2(ww)

Tax Return	Section 9.2(a)
Tax Return Preparer	Section 9.2(d)
Tax Sharing Agreement	Section 9.3
Title IV Plan	Section 4.2(i)(iv)
Title Arbitrator	Section 3.5(i)
Title Benefit	Section 3.2(b)
Title Benefit Amount	Section 3.5(e)
Title Claim Date	Section 3.5(a)
Title Defect	Section 3.2(b)
Title Defect Amount	Section 3.5(d)
Unadjusted Purchase Price	Section 2.1
U.S. Temporary Employees	Section 1.2(xx)
Units	Section 1.2(yy)
WARN Act	Section 10.10
Wells	Section 1.2(aaa)

AMENDED AND RESTATED

MID-CONTINENT ONSHORE PACKAGE PURCHASE AGREEMENT

This Amended and Restated Mid-Continent Onshore Package Purchase Agreement (this “Agreement”), is dated as of August 30, 2007, by and between Dominion Exploration & Production, Inc., a corporation organized under the Laws of Delaware (“DEPI”), Dominion Oklahoma Texas Exploration & Production, Inc., a corporation organized under the Laws of Delaware (“DOTEPI”), LDNG Texas Holdings, LLC, a limited liability company organized under the laws of Oklahoma (“LDNG”), and DEPI Texas Holdings, LLC, a limited liability company organized under the laws of Delaware (“DEPI Texas”) (collectively “Sellers”), and Linn Energy, LLC, a limited liability company organized under the Laws of Delaware (“Purchaser”).  Sellers and Purchaser are sometimes referred to collectively as the “Parties” and individually as a “Party.”

RECITALS:

Purchaser and Sellers entered into that certain Mid-Continent Onshore Package Purchase Agreement dated as of June 29, 2007 and amended that agreement by First Amendment dated as of July 13, 2007 and the Second Amendment dated as of August 30, 2007 (as so amended, the “Original Agreement”).  Pursuant to the Original Agreement, and subject to the terms and conditions contained therein, each Seller agreed to sell and Purchaser agreed to purchase all of the issued and outstanding shares, or partnership interests, as applicable (the “Shares”) of the corporations and partnerships described opposite each Seller’s name in Exhibit A thereto (each a “Company” and collectively, subject to the addition of the Holdcos pursuant to Section 6.20, the “Companies”) and DEPI and DOTEPI agreed to sell and Purchaser agreed to purchase those certain interests in oil and gas properties, rights and related assets that are defined and described as “Additional Assets” therein.

The Parties desire to amend the Original Agreement to reflect the consequences of the actions contemplated in Sections 6.20 and 9.9 thereof, and to address certain other matters.

The Parties desire to amend and restate the Original Agreement in its entirety to incorporate the above described amendments.

NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
PURCHASE AND SALE

Section 1.1                                      Purchase and Sale.  On the terms and conditions contained in this Agreement, each Seller agrees to sell to Purchaser and Purchaser agrees to purchase, accept and pay for (i) the Shares set forth opposite such Seller’s name in Exhibit A and (ii) in the case of DEPI and DOTEPI as Sellers, subject to Sections 6.20 and 8.2(d), the Additional Assets owned by such Seller (collectively, the “Interests”).

Section 1.2                                      Certain Definitions.  As used herein:

(a)                                  “Additional Assets” means all of DEPI’s and DOTEPI’s right, title, and interest in and to the following:

(i)                                     The oil and gas leases, oil, gas and mineral leases and subleases, royalties, overriding royalties, net profits interests, mineral fee interests, carried interests, and other rights to oil and gas in place, and mineral servitudes, that are described on Exhibit D-1 (collectively, the “Additional Leases”), and any and all oil, gas, water, CO2 or injection wells thereon or on the pooled, communitized or unitized acreage that includes all or any part of the Leases, including the interests in the wells shown on Exhibit D-2 attached hereto (the “Additional Wells”);

(ii)                                  All pooled, communitized or unitized acreage which includes all or part of any Additional Leases (the “Additional Units”), and all tenements, hereditaments and appurtenances belonging to the Additional Leases and Additional Units.

(iii)                               The gas processing plants, gas gathering systems, pipelines, and other mid-stream equipment described on Exhibit D-3 (the “Additional Midstream Assets” and, together with the Additional Leases, Additional Wells and Additional Units, the “Additional Properties”);

(iv)                              The Material Contracts listed on Schedule 4.8, Part I and all other currently existing contracts, agreements and instruments with respect to the Additional Properties, to the extent applicable to the Additional Properties, including operating agreements, unitization, pooling, and communitization agreements, declarations and orders, area of mutual interest agreements, joint venture agreements, farmin and farmout agreements, exchange agreements, transportation agreements, agreements for the sale and purchase of oil and gas and processing agreements, but excluding any contracts, agreements and instruments included within the definition of “Excluded Assets,” and provided that the defined term “Additional Contracts” shall not include the Additional Leases and other instruments constituting such Seller’s chain of title to the Additional Leases (subject to such exclusion and proviso, the “Additional Contracts”);

(v)                                 All surface fee interests, easements, permits, licenses, servitudes, rights-of-way, surface leases and other surface rights appurtenant to, and used or held for use primarily in connection with, the Additional Properties, but excluding any permits and other appurtenances included within the definition of “Excluded Assets”;

(vi)                              All equipment, machinery, fixtures and other tangible personal property and improvements located on the Additional Properties or used or held for use primarily in connection with the operation of the Additional Properties or the production of oil and gas from the Additional Properties, but excluding (A) office furniture, fixtures and equipment except as described in Section 1.2(a)(vii), (B) materials and equipment inventory except as described in Section 1.2(a)(viii), (C) vehicles except as described in Section 1.2(a)(ix) and (D) any such items included within the definition of “Excluded Assets” (subject to such exclusions, the “Additional Equipment”);

(vii)                           The offices leases, office subleases or buildings described on Exhibit D-4, and the furniture, fixtures and equipment located in those offices and buildings (or the applicable portion thereof indicated on such Exhibit), less furniture, fixture and equipment assigned to any employee of Sellers or their Affiliates presently located in that space who does not become a Company Onshore Employee, plus furniture, fixtures and equipment assigned to any employee of Sellers or their Affiliates in the same building but outside of the space indicated on Exhibit D-4 who does become a Company Onshore Employee, but excluding in any case any such items included within the definition of “Excluded Assets”;

(viii)                        The materials and equipment inventory, if any, described on Exhibit D-5;

(ix)                                The vehicles acquired pursuant to Section 6.13;

(x)                                   All oil and gas produced from or attributable to the Additional Leases, Additional Units or Additional Wells after the Closing Date, all oil, condensate and scrubber liquids inventories and ethane, propane, iso-butane, nor-butane and gasoline inventories of Sellers from the Additional Properties in storage as of the end of the Closing Date, and all production, plant and transportation imbalances of Sellers with respect to the Additional Properties as of the end of the Closing Date;

(xi)                                The data, information and records of each Seller, to the extent relating primarily to the Additional Properties or other Additional Assets, excluding, however, in each case:

(A)                              all corporate, financial, Tax and legal data and records of such Seller that relates primarily to: (1) such Seller’s business generally (whether or not relating to the Additional Assets); (2) such Seller’s business and operations in Virginia, West Virginia, Ohio, Pennsylvania, New York, Kentucky, and Maryland (the “Appalachian Business”); (3) such Seller’s business and operations in the Excluded Onshore Areas; (4) such Seller’s business and operations in the Offshore Package Areas; or (5) the businesses of such Seller and its Affiliates (other than the Companies and Subsidiaries) other than the exploration and production of oil and gas, each of which is being retained by such Seller;
(B)                                any data and records to the extent disclosure or transfer is prohibited or subjected to payment of a fee or other consideration by any license agreement or other agreement with a Person other than Affiliates of Seller, or by applicable Law, and for which no consent to transfer has been received or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable;
(C)                                all legal records and legal files of Sellers including all work product of and attorney-client communications with any Seller’s legal counsel (other than Additional Leases, title opinions, Additional Contracts and Sellers’

working files for litigation of DEPI and DOTEPI listed on Schedule 4.4 which is assumed by Purchaser pursuant to Section 12.1);
(D)                               all software;
(E)                                 data, information and records relating to any sale of all or any portion of the Additional Assets, proposed or considered by Sellers and their Affiliates pursuant to that sales process commenced in the fall of 2006 and announced pursuant to a press release dated November 1, 2006, including bids received from and records of negotiations with third Persons in connection therewith;
(F)                                 any data, information and records relating primarily to the other Excluded Assets;
(G)                                those original data, information and records retained by any Seller pursuant to Section 13.6; and
(H)                               originals of well files and division order files with respect to Additional Wells and Additional Units for which DEPI or DOTEPI is operator but for which Purchaser does not become operator (provided that copies of such files will be included in the Additional Records).

(Clauses (A) through (H) shall hereinafter be referred to as the “Additional Excluded Records” and subject to such exclusions, the data, information and records described in this Section 1.2(a)(xi) shall hereinafter be referred to as the “Additional Records.”)  For the avoidance of doubt, employment records of each Company Onshore Employee who becomes an employee of Purchaser or any Affiliate pursuant to Article 10 shall not be included in the Additional Records except to the extent: (i) permitted by applicable Law; and (ii) such Company Onshore Employee expressly authorizes the transfer of such employment records from Sellers to Purchaser pursuant to a written waiver.

(xii)                             The radio licenses described on Exhibit D-6 except those for which a transfer is prohibited or subject to payment of a fee or other consideration and for which no consent to transfer has been received or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable;

(xiii)                          All indemnification proceeds actually received by Sellers after the Closing Date which relate to the claims identified as items 4, 7 and 25 of Schedule 4.4; and

(xiv)                         The Stonewater Pipeline Interests.

(b)                                 “Affiliate” means, with respect to any Person, a Person that directly or indirectly controls, is controlled by or is under common control with such Person, with control in such context meaning the ability to direct the management or policies of a Person through ownership of voting shares or other securities, pursuant to a written agreement, or otherwise.

(c)                                  “Annual Incentive Plan” means the annual incentive bonus plan sponsored by Dominion Resources, Inc. for its eligible employees.

(d)                                 “Assets” means the Company Assets and the Additional Assets.

(e)                                  “Business Day” means any day other than a Saturday, a Sunday, or a day on which banks are closed for business in New York, New York or Richmond, Virginia, United States of America.

(f)                                    “COBRA” has the meaning set forth in Section 10.9.

(g)                                 “Code” means the United States Internal Revenue Code of 1986, as amended.

(h)                                 “Company Assets” means, subject to Section 6.20(b), all of each Company’s and Subsidiary’s right, title, and interest in and to the following:

(i)                                     The oil and gas leases, oil, gas and mineral leases and subleases, royalties, overriding royalties, net profits interests, mineral fee interests, carried interests, and other rights to oil and gas in place, and mineral servitudes, that are described on Exhibit B-1(collectively, the “Company Leases”), and any and all oil, gas, water, CO2 or injection wells thereon or on the pooled, communitized or unitized acreage that includes all or any part of the Leases, including the interests in the wells shown on Exhibit B-2 attached hereto (the “Company Wells”);

(ii)                                  All pooled, communitized or unitized acreage which includes all or a part of any Company Lease (the “Company Units”), and all tenements, hereditaments and appurtenances belonging to the Company Leases and Company Units;

(iii)                               The gas processing plants, gas gathering systems, pipelines and other mid-stream equipment described on Exhibit B-3 (the “Company Midstream Assets” and, together with the Company Leases, Company Wells and Company Units, the “Company Properties”);

(iv)                              The Material Contracts listed on Schedule 4.8 and all other currently existing contracts, agreements and instruments with respect to the Company Properties, to the extent applicable to the Company Properties, including but not limited to, operating agreements, unitization, pooling and communitization agreements, declarations and orders, area of mutual interest agreements, joint venture agreements, farmin and farmout agreements, exchange agreements, transportation agreements, agreements for the sale and purchase of oil and gas and processing agreements, but excluding any contracts, agreements and instruments included within the definition of Excluded Assets, and provided that the defined term “Company Contracts” shall not include the Company Leases and other instruments constituting any Company’s or Subsidiary’s chain of title to the Company Leases (subject to such exclusion and proviso, the “Company Contracts”);

(v)                                 All surface fee interests, easements, permits, licenses, servitudes, rights-of-way, surface leases and other surface rights appurtenant to, and used or held for use in connection with, the Company Properties, but excluding any permits and other appurtenances included within the definition of Excluded Assets;

(vi)                              All equipment, machinery, fixtures and other tangible personal property and improvements located on the Company Properties or used or held for use in connection with the operation of the Company Properties or the production of oil or gas from the Company Properties, but excluding (A) office furniture, fixtures and equipment except as described in Section 1.2(h)(vii), and (B) any such items included within the definition of Excluded Assets (subject to such exclusions, the “Company Equipment”);

(vii)                           The office leases or buildings, if any, described on Exhibit B-4 and the furniture, fixtures and equipment located therein, but excluding any such items included within the definition of Excluded Assets;

(viii)                        The materials and equipment inventory, if any, used or held for use in connection with the Company Properties, but excluding any such items included within the definition of Excluded Assets;

(ix)                                All vehicles used in connection with the Company Properties, but excluding any such items included within the definition of Excluded Assets;

(x)                                   All oil and gas produced from or attributable to the Company Leases, Company Units, or Company Wells after the Closing Date, all oil, condensate and scrubber liquids inventories and ethane, propane, iso-butane, nor-butane and gasoline inventories of the Companies and Subsidiaries from the Company Properties in storage as of the end of the Closing Date and production, plant and transportation imbalances of the Companies and Subsidiaries as of the end of the Closing Date;

(xi)                                The data, information, software and records of the Companies and Subsidiaries, excluding however

(A)                              any data, information, software and records to the extent disclosure or change in ownership in connection with a sale of shares is prohibited or subjected to payment of a fee or other consideration by any license agreement or other agreement with a Person other than Affiliates of Seller, or by applicable Law, and for which no consent to transfer has been received or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable;
(B)                                all legal records and legal files of Sellers including all work product of and attorney-client communications with any Seller’s legal counsel (other than Sellers’ working files for litigation of the Companies and Subsidiaries listed on Schedule 4.4 which is assumed by Purchaser pursuant to Section 12.1);

(C)                                data and records relating to the sale of the Shares or any Company Assets, including bids received from and records of negotiations with third Persons;
(D)                               any data, information and records primarily relating to the other Excluded Assets; and
(E)                                 those original data, information, software and records retained by any Seller pursuant to Section 13.6.

(Clauses (A) through (E) shall hereinafter be referred to as the “Company Excluded Records” and subject to such exclusions, the data, information, software and records described in this Section 1.2(h)(xi) shall hereinafter be referred to as the “Company Records”); and

(xii)                             Radio licenses except those for which change in ownership in connection with a sale of equity ownership is prohibited or subject to payment of a fee or other consideration and for which no consent to transfer has been received or for which Purchaser has not agreed in writing to pay the fee or other consideration as applicable.

(i)                                     “Company Onshore Employees” has the meaning set forth in Section 10.1.

(j)                                     “Company’s U.S. Benefit Plans” has the meaning set forth in Section 10.3.

(k)                                  “Contracts” means Company Contracts and Additional Contracts.

(l)                                     “DEPI I, LP” means Dominion Exploration & Production I, L.P., a limited partnership organized under the Laws of Texas.

(m)                               “DEPI Texas Beneficial Interests” means all of the interests of DEPI I, LP in the Additional Properties located in Texas that are not in an Excluded Texas County, and in any other Assets that are associated therewith.

(n)                                 “DNG I, LP” means Dominion Natural Gas I, LP, a limited partnership organized under the Laws of Texas.

(o)                                 “DOTEPI Texas Beneficial Interests” means all of the interests of DNG I, LP in the Additional Properties located in Texas that are not in an Excluded Texas County, and in any other Assets that are associated therewith.

(p)                                 “DRI” means Dominion Resources, Inc., a corporation organized under the Laws of Virginia.

(q)                                 “E&P Business” means the business and operations conducted with the Assets by the Companies, Subsidiaries, DEPI and DOTEPI.

(r)                                    “Effective Date” means 11:59 p.m. Central Time on June 30, 2007.

(s)                                  “Employee Plans” means employee benefit plans and programs, including, without limitation, (i) all retirement, savings and other pension plans; (ii) all health, severance, insurance, disability and other employee welfare plans; and (iii) all employment, incentive, perquisites, vacation and other similar plans, programs or practices whether or not subject to ERISA and whether covering one person or more than one person, that are maintained by Seller or any Affiliate, including an ERISA Affiliate, with respect to Available Employees or to which Seller or any Affiliate, including an ERISA Affiliate, contributes or has an obligation to contribute on behalf of Available Employees.

(t)                                    “Equipment” means Company Equipment and Additional Equipment.

(u)                                 “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(v)                                 “ERISA Affiliate” means any other Person that is required to be treated as a single employer with Sellers under Section 414 of the Code or Section 4001(a)(14) of ERISA.

(w)                               “Excluded Colorado Counties” means all counties in the state of Colorado other than those counties identified on Schedule 1.2(w), and “Excluded Colorado County” means any of them.

(x)                                   “Excluded Employees” means the Executives, Key Employees and Managing Directors listed on Schedule 1.2.

(y)                                 “Excluded Onshore Areas” means Alabama, Arkansas, Louisiana, Mississippi, North Dakota, Nebraska, New Mexico, South Dakota, Tennessee, Utah, Wyoming, Montana, the Excluded Colorado Counties and the Excluded Texas Counties.

(z)                                   “Excluded Records” means the Company Excluded Records and the Additional Excluded Records.

(aa)                            “Excluded Texas Counties” means all counties in the state of Texas other than those counties identified on Schedule 1.2(aa), and “Excluded Texas County” means any of them.

(bb)                          “Executives” means the individuals listed on Schedule 1.2, Part I.

(cc)                            “Governmental Authority” means any national government and/or government of any political subdivision, and departments, courts, commissions, boards, bureaus, ministries, agencies or other instrumentalities of any of them.

(dd)                          “Hart-Scott-Rodino Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(ee)                            “Key Employees” means the individuals listed on Schedule 1.2, Part III.

(ff)                                “Laws” means all laws, statutes, rules, regulations, ordinances, orders, decrees, requirements, judgments and codes of Governmental Authorities.

(gg)                          “Leases” means Company Leases and Additional Leases.

(hh)                          “Managing Directors” means the individuals listed on Schedule 1.2, Part II.

(ii)                                  “Material Contract” means any Contract which can reasonably be expected in the case of (A) below to generate gross revenue per year for the owner of the Assets in excess of Ten Million dollars ($10,000,000) or in the case of (B), (C), (D), (E) or (F) below to require expenditures per year by the owner of the Assets in excess of Five Million dollars ($5,000,000) and which (i) is not terminable by either party at will (without penalty) on ninety (90) days notice or less and (ii) is of one or more of the following types:

(A)                              contracts for the purchase, sale or exchange of oil, gas or other hydrocarbons;
(B)                                contracts for the gathering, treatment, processing, handling, storage or transportation of oil, gas or other hydrocarbons;
(C)                                contracts for the use of drilling rigs;
(D)                               purchase agreements, farmin and farmout agreements, exploration agreements, participation agreements and similar agreements providing for the earning of an equity interest;
(E)                                 partnership agreements, joint venture agreements and similar agreements;
(F)                                 operating agreements, unit agreements and unit operating agreements;
(G)                                seismic licenses and contracts; and
(H)                               contracts for the construction and installation of Equipment with guaranteed production throughput requirements where amounts owed if the guaranteed throughput is not delivered exceed Ten Million dollars ($10,000,000).

(jj)                                  “Midcontinent Area” means the states of Oklahoma, Kansas, Illinois, Indiana, those parts of Texas other than the Excluded Texas Counties and those parts of Colorado other than the Excluded Colorado Counties.

(kk)                            “Midstream Assets” means the Company Midstream Assets and the Additional Midstream Assets.

(ll)                                  “Multiemployer Plan” means a multiemployer plan, as defined in Sections 3(37) and 4001(a)(3) of ERISA.

(mm)                      “Offshore Package Areas” means the Outer Continental Shelf and the state waters of Texas, Louisiana, Mississippi or Alabama in the Gulf of Mexico.

(nn)                          “PBGC” means the Pension Benefit Guaranty Corporation.

(oo)                          “Person” means any individual, corporation, partnership, limited liability company, trust, estate, Governmental Authority or any other entity.

(pp)                          “Properties” means Company Properties and Additional Properties.

(qq)                          “Property Costs” means all operating expenses (including without limitation costs of insurance, rentals, shut-in payments, royalty payments, title examination and curative actions, and production and similar Taxes measured by units of production, and severance Taxes, attributable to production of oil and gas from the Assets, but excluding any Seller’s, Company’s or Subsidiary’s other Taxes) and capital expenditures (including without limitation bonuses, broker fees, and other lease acquisition costs, costs of drilling and completing wells and costs of acquiring equipment) incurred in the ownership and operation of the Assets in the ordinary course of business, general and administrative costs with respect to the E&P Business, and overhead costs charged to the Assets under the applicable operating agreement or if none, charged to the Assets on the same basis as charged on the date of this Agreement, but excluding without limitation liabilities, losses, costs, and expenses attributable to:

(i)                                     claims, investigations, administrative proceedings, arbitration or litigation directly or indirectly arising out of or resulting from actual or claimed personal injury, illness or death; property damage; environmental damage or contamination; other torts; private rights of action given under any Law; or violation of any Law,

(ii)                                  obligations to plug wells, dismantle facilities, close pits and clear the site and/or restore the surface or seabed around such wells, facilities and pits,

(iii)                               obligations to remediate actual or claimed contamination of groundwater, surface water, soil or Equipment,

(iv)                              title claims (including claims that Leases have terminated),

(v)                                 claims of improper calculation or payment of royalties (including overriding royalties and other burdens on production) related to deduction of post-production costs or use of posted or index prices or prices paid by Affiliates,

(vi)                              gas balancing and other production balancing obligations,

(vii)                           depletion, depreciation, amortization and other noncash accounting entries,

(viii)                        casualty and condemnation, and

(ix)                                any claims for indemnification, contribution or reimbursement from any third Person with respect to liabilities, losses, costs and expenses of the type described in preceding clauses (i) through (vii), whether such claims are made pursuant to contract or otherwise.

(rr)                                “Purchaser U.S. Employee Plans” has the meaning set forth in Section 10.4.

(ss)                            “Records” means Company Records and Additional Records.

(tt)                                “Stonewater Pipeline Interests” means all of the interest of Stonewater Pipeline Company, L.P. in and to the gathering systems, pipelines and other mid-stream equipment described on Exhibit D-3, Part II, and the contracts, equipment, data and records and other assets used or held for use in connection therewith.

(uu)                          “Subsidiary” means either of the Subcos formed pursuant to Section 6.20(a), which will be a direct subsidiary of the applicable Holdco.

(vv)                          “Tax” means (i) all taxes, assessments, unclaimed property, fees and other governmental charges imposed by any Governmental Authority, including any foreign, federal, state or local income tax, surtax, remittance tax, presumptive tax, net worth tax, special contribution, production tax, pipeline transportation tax, freehold mineral tax, value added tax, withholding tax, gross receipts tax, windfall profits tax, profits tax, severance tax, personal property tax, real property tax, sales tax, goods and services tax, service tax, transfer tax, use tax, excise tax, premium tax, stamp tax, motor vehicle tax, entertainment tax, insurance tax, capital stock tax, franchise tax, occupation tax, payroll tax, employment tax, unemployment tax, disability tax, alternative or add-on minimum tax and estimated tax, imposed by a Governmental Authority, (ii) any interest, fine, penalty or additions to tax imposed by a Governmental Authority in connection with any item described in clause (i), and (iii) any liability in respect of any item described in clauses (i) or (ii) above, that arises by reason of a contract, assumption, transferee or successor liability, operation of law, Treasury Regulation Section 1.1502-6 (or any predecessor or successor thereof or any analogous provision under state, local or other law) or otherwise.

(ww)                      “Tax Related Costs” means any costs, expenses, losses, or damages, including reasonable attorneys’ and accountants’ fees and expenses incurred in connection with the investigation, determination, assessment or collection of any Tax.

(xx)                              “U.S. Temporary Employees” means those individuals providing services with respect to the Assets as either “co ops,” “interns” or contract workers through CoreStaff.

(yy)                          “Units” means Company Units and Additional Units.

(zz)                              “WARN Act” has the meaning set forth in Section 10.10.

(aaa)                      “Wells” means Company Wells and Additional Wells.

Section 1.3                                     Excluded Assets.  Notwithstanding anything to the contrary in Section 1.2 or elsewhere in this Agreement, the “Additional Assets,” “Company Assets,” “Shares” and “Interests” shall not include any rights with respect to the Excluded Assets, which, if owned by any Company or Subsidiary, Sellers shall be entitled to cause such Company or Subsidiary to transfer or distribute to Sellers, or their Affiliates, or one or more third parties, via one or more steps, prior to Closing.  “Excluded Assets” shall mean the following:

(i)                                     the Excluded Records;

(ii)                                  copies of other Records retained by Sellers pursuant to Section 13.6;

(iii)                               contracts, agreements and instruments, whose change in ownership in connection with a sale of equity ownership (if owned by the Companies or Subsidiaries) or transfer (if owned by DEPI or DOTEPI) is prohibited or subjected to payment of a fee or other consideration by an agreement with a Person other than an Affiliate of Sellers, or by applicable Law, and for which no consent to transfer has been received or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable;

(iv)                              Permits and other appurtenances for which change in ownership in connection with a sale of equity ownership (if owned by the Companies or Subsidiaries) or transfer (if owned by DEPI or DOTEPI) is prohibited or subjected to payment of a fee or other consideration by an agreement with a Person other than an Affiliate of Seller, or by applicable Law, and for which no consent to transfer has been received or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable;

(v)                                 all claims against insurers and other third parties pending on or prior to the Effective Date other than the actions, suits and proceedings being assumed by Purchaser pursuant to Section 12.1 and any claims against Persons other than Sellers and their Affiliates with respect to those actions, suits and proceedings;

(vi)                              assets of or which relate to Sellers’ and their Affiliates’ Employee Plans or worker’s compensation insurance and programs;

(vii)                           all trademarks and trade names containing “Dominion” or any variant thereof;

(viii)                        all futures, options, swaps and other derivatives, and all software used for trading, hedging and credit analysis;

(ix)                                the Clearinghouse and Castlewood Road records storage facilities located in Richmond, Virginia;

(x)                                   all office leases (except the leases or portions of leases described on Exhibit D-4), and the furniture, fixtures and equipment associated with such excluded office space, less furniture, fixture and equipment assigned to any employee of Sellers or their Affiliates presently located in that space who becomes a Company Onshore Employee in the same building;

(xi)                                any leased equipment and other leased personal property which is not purchased prior to Closing pursuant to Section 6.13 (except to the extent the lease is transferable without payment of a fee or other consideration which Purchaser has not agreed in writing to pay);

(xii)                             all office equipment, computers, cell phones, pagers and other hardware, personal property and equipment that: (A) relate primarily to any Seller’s business generally, or to the Appalachian Business, or to Seller’s business with respect to the Excluded Onshore Areas, or the Offshore Package Areas, or in Canada, or other business of any Seller and its Affiliates (except the E&P Business), (B) do not relate primarily to the Assets, or (C) are set forth on Schedule 1.3;

(xiii)                          the contracts used for both the Assets and other assets of DEPI, DOTEPI and their Affiliates described on Schedule 1.3;

(xiv)                         any Tax refund (whether by payment, credit, offset or otherwise, and together with any interest thereon) in respect of any Taxes for which DEPI is liable for payment or required to indemnify Purchaser under Section 9.1;

(xv)                            refunds received prior to the Cut-Off Date relating from severance Tax abatements with respect to all taxable periods or portions thereof ending on or prior to the Effective Date;

(xvi)                         all indemnities and other claims against Persons (other than the Sellers and/or their Affiliates) (A) for Taxes for which DEPI is liable for payment or required to indemnify Purchaser under Section 9.1 or (B) related to any Retained Seller Obligations;

(xvii)                      claims against insurers under policies held by Sellers or their Affiliates (other than the Companies and Subsidiaries);

(xviii)                   amounts to which Sellers are entitled pursuant to Section 2.4(a), and Property Costs and revenues associated with all joint interest audits and other audits of Property Costs to the extent covering periods on or prior to the Effective Date, which amounts are paid or received prior to the Cut-Off Date;

(xix)                           all of the partnership interests in DEPI I, LP and DNG I, LP, subject to the terms of Section 6.15; and

(xx)                              any other assets, contracts or rights described on Schedule 1.3.

Section 1.4                                   Transfer of Certain Assets Not Held by Sellers.  Sellers shall, at Closing, cause Dominion Resources Services, Inc. to assign to Purchaser certain personal property described on Schedule 1.4.  EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE IV OR THE CERTIFICATE REFERRED TO IN SECTION 8.2(i), EACH ASSIGNMENT OF SUCH PERSONAL PROPERTY SHALL BE “AS IS, WHERE IS” WITH ALL FAULTS, AND ALL REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF CONDITION, QUALITY, AIRWORTHINESS, SUITABILITY, DESIGN, MARKETABILITY, TITLE, INFRINGEMENT, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS ARE HEREBY DISCLAIMED.  Such personal property shall be considered “Additional Assets” for purposes of this Agreement.  Sellers shall also cause Dominion

Resources Services, Inc. to comply with the various covenants contained in Section 6.1 and Section 6.4, to the extent applicable to the property described on Schedule 1.4, prior to Closing.

ARTICLE 2
PURCHASE PRICE

Section 2.1                                      Purchase Price.  The purchase price for the Interests (the “Purchase Price”) shall be Two Billion Fifty Million dollars ($2,050,000,000) (the “Unadjusted Purchase Price”), adjusted as provided in Section 2.3.

Section 2.2                                      Allocation of Purchase Price.

(a)                                  The Unadjusted Purchase Price shall be allocated to the Shares of each Company and to the DEPI Additional Assets and to the DOTEPI Additional Assets as set forth on Schedule 2.2, Part 1 (each an “Interest Unadjusted Purchase Price”).  The adjustments to the Unadjusted Purchase Price under Section 2.3 shall be applied to the Interest Unadjusted Purchase Price for the Shares of each Company, the DEPI Additional Assets and the DOTEPI Additional Assets based upon the owner of the specific Lease, Well or other asset to which the adjustment relates, if determinable.  Any adjustments to the Unadjusted Purchase Price under Section 2.3 that are not specific to any Company or Additional Asset group (for example, general and administrative expense of the E&P Business under Section 2.3(h)(ii)) shall be applied pro rata to the Interest Unadjusted Purchase Price for the Shares of each Company, the DEPI Additional Assets and the DOTEPI Additional Assets, as previously adjusted, in proportion to the amount of each.  Each Interest Unadjusted Purchase Price, as so adjusted, shall be referred to herein as the “Interest Purchase Price.”

(b)                                 Each Seller shall be entitled to the portion of the Purchase Price equal to the Interest Purchase Price for the various Interests it is selling.

(c)                                  At least thirty (30) days prior to the Target Closing Date, Sellers shall prepare and deliver to Purchaser, using and based upon the best information available to Sellers, a schedule (the “Preliminary Section 2.2(c) Schedule”) setting forth the following items:

(i)                                     the portion of the Unadjusted Purchase Price as set forth in Schedule 2.2 allocated to the Company Assets held by each Company (and its Subsidiaries) and to the Additional Assets;

(ii)                                  the liabilities associated with the Company Assets held by each Company (and its Subsidiaries) and to the Additional Assets as of the Closing (as required for the allocations under clause (iii)); and

(iii)                               an allocation of the sum of the Unadjusted Purchase Price under clause (i) and the aggregate amount of such liabilities under clause (ii) that are includable in the Purchaser’s tax basis in the Company Assets held by each Company (and its Subsidiaries) and the Additional Assets among the classes of the Company Assets held by each Company (and its Subsidiaries) and the Additional Assets as of the Closing, which allocations shall be made in accordance with Section 1060 of the Code and the

Treasury Regulations thereunder and shall be consistent with the allocations under Section 2.2(a) and the Allocated Values established pursuant to Section 3.4.

Sellers shall at Purchaser’s request make reasonable documentation available to support the proposed allocation.  As soon as reasonably practicable, but not later than fifteen (15) days following receipt of Sellers’ proposed allocation schedule, Purchaser shall deliver to DEPI a written report containing any changes that Purchaser proposes to be made in such schedule (and specifying the reasons therefor in reasonable detail).  The Parties shall undertake to agree on a final schedule no later than six (6) Business Days prior to the Closing Date.  In the event the Parties cannot reach agreement by that date, the Sellers’ allocation, as adjusted to reflect Purchaser’s suggested changes to which Sellers agree, shall be used pending adjustment under the following paragraph.

Within thirty (30) days after the determination of the Purchase Price under Section 8.4(b), but no later than thirty (30) days prior to the due date (after extension) of filing the Tax Return for the period beginning on or after the Closing Date, the schedule described above in this Section 2.2(c) shall be amended by Sellers and delivered to Purchaser to reflect the Purchase Price following final adjustments.  Purchaser shall cooperate with Sellers in the preparation of the amended schedule in a manner consistent with the provisions of Section 9.4.  If neither the Preliminary Section 2.2(c) Schedule nor the Sellers’ amendments to the schedule to reflect the Purchase Price following the final adjustments are objected to by Purchaser (by written notice to DEPI specifying the reasons therefor in reasonable detail) within thirty (30) days after delivery of Sellers’ adjustments to the schedule, it shall be deemed agreed upon by the Parties and shall constitute the “Final Section 2.2(c) Schedule” (herein so called).  In the event that the Parties cannot reach an agreement within twenty (20) days after Seller receives notice of any objection by Purchaser, then, any Party may refer the matters in dispute to Ernst & Young LLP (“EY”) or another mutually acceptable independent appraiser (the “Independent Appraiser”) to assist in determining the matters in dispute with respect to the allocation of the Purchase Price as finally adjusted among the separate classes of Company Assets or Additional Assets, as the case may be, solely for the purposes of the allocation described in this Section 2.2(c).  Should EY fail or refuse to agree to serve as Independent Appraiser within twenty (20) days after written request from any Party to serve, and the Parties fail to agree in writing on a replacement Independent Appraiser within ten (10) days after the end of that twenty (20) day period, or should no replacement Independent Appraiser agree to serve within forty-five (45) days after the original written request pursuant to this sentence, the Independent Appraiser shall be appointed by the Houston office of the American Arbitration Association.  The Independent Appraiser shall be instructed to deliver to Purchaser and Sellers a written determination of the valuation and any revisions to the Preliminary Section 2.2(c) Schedule within thirty (30) days after the date of referral thereof to the Independent Appraiser.  Purchaser and Sellers agree to accept the Independent Appraiser’s determinations as to the matters in dispute and the appropriate adjustments to the schedule to reflect those determinations, which as so adjusted shall constitute the Final Section 2.2(c) Schedule.  The Independent Appraiser may determine the issues in dispute following such procedures, consistent with Schedule 2.2, the provisions of this Agreement and the Allocated Values, as it reasonably deems appropriate in the circumstances and with reference to the amounts in issue.  The Parties do not intend to impose any particular procedures upon the Independent Appraiser, it being the desire and direction of the Parties that any such disagreement shall be resolved as expeditiously and inexpensively as reasonably practicable.  The Independent Appraiser shall act as an expert for the limited purpose of determining the specific disputed aspects of the allocation schedule submitted by any Party and may not award damages, interest, or penalties to any Party with respect to any matter.  Each Seller and Purchaser shall bear its own legal fees and costs of presenting its case.  DEPI shall bear one half and Purchaser shall bear one half of the costs and expenses of the Independent Appraiser.

The allocations set forth in the Final Section 2.2(c) Schedule shall be used by Sellers, Purchaser, the Companies and the Subsidiaries as the basis for reporting asset values and other items.  The allocations set forth in the Final Section 2.2(c) Schedule shall also be used by Sellers and Purchaser in preparing Internal Revenue Service Form 8594, Asset Acquisition Statement (which Form 8594 shall be completed, executed and delivered by such parties as soon as practicable after the Closing but in no event later than fifteen (15) days prior to the date such form is required to be filed).  Sellers and Purchaser agree not to assert, and will cause their Affiliates not to assert, in connection with any audit or other proceeding with respect to Taxes, any asset values or other items inconsistent with the amounts set forth in the Final Section 2.2(c) Schedule unless otherwise required by applicable Laws.

Section 2.3                                      Adjustments to Purchase Price.  The Interest Unadjusted Purchase Price shall be adjusted with respect to the Shares of each Company, the DEPI Additional Assets and the DOTEPI Additional Assets as follows, but only with respect to matters (i) in the case of Section 2.3(a), for which notice is given on or before the Title Claim Date, (ii) in the case of Section 2.3(b), (c), (d), (e), (f) or (g), identified on or before the 180th day following Closing (the “Cut-Off Date”) and (iii) in the case of Section 2.3(h), received or paid on or before the Cut-Off Date:

(a)                                  Increased or decreased, as appropriate, in accordance with Section 3.5;

(b)                                 Decreased as a consequence of Assets excluded from this transaction as a consequence of the exercise of preferential rights to purchase, as described in Section 3.6;

(c)                                  Decreased by the amount of royalty, overriding royalty and other burdens payable out of production of oil or gas from the Leases and Units or the proceeds thereof to third Persons but held in suspense by any Seller, Company or Subsidiary at the Closing, and any interest accrued in escrow accounts for such suspended funds, to the extent such funds are not transferred to Purchaser’s control at the Closing;

(d)                                 Increased by the amount of the Computer/Vehicle Buy-Out Costs in accordance with Section 6.13, such increase not to exceed Two Million One Hundred Four Thousand dollars ($2,104,000);

(e)                                  Adjusted for production, plant and transportation gas imbalances and inventory on the Effective Date as follows:

(i)                                     Decreased by the aggregate amount of production, plant and transportation gas imbalances owed by DEPI, DOTEPI, the Companies and the Subsidiaries to third Persons at the Effective Date with respect to production from the Properties (or, in the case of Properties not operated by DEPI, DOTEPI, a Company or a

Subsidiary, as reported on the most recent imbalance statement as of a date closest to the Effective Date), in Mmbtu, multiplied by (A) the FOM Index Price for the point designated with respect to such source of the imbalance on Schedule 2.3(e) on the first day of the month after the month of the Effective Date less (B) the adjustments to such FOM Index Price shown on Schedule 2.3(e).

(ii)                                  Increased by the aggregate amount of production, plant and transportation gas imbalances owed by third Persons to DEPI, DOTEPI, the Companies and the Subsidiaries at the Effective Date with respect to production from the Properties (or, in the case of Properties not operated by DEPI, DOTEPI, a Company or a Subsidiary, as reported on the most recent imbalance statement as of a date closest to the Effective Date), in Mmbtu, multiplied by (A) the FOM Index Price for the point designated with respect to such source of the imbalance on Schedule 2.3(e) on the first day of the month after the month of the Effective Date less (B) the adjustments to such FOM Index Price shown on Schedule 2.3(e).

(iii)                               Decreased by the aggregate amount of scrubber liquid overlifts owed by DEPI, DOTEPI, the Companies and the Subsidiaries at the Effective Date with respect to production from the Properties (or, in the case of Properties not operated by DEPI, DOTEPI, a Company or a Subsidiary, as reported on the most recent statement received as of a date closest to the Effective Date), in Barrels, multiplied by (A) the index price for the point designated with respect to such source of the imbalance on Schedule 2.3(e) on the first day of the month after the month of the Effective Date less (B) the adjustments to such index price shown on Schedule 2.3(e).

(iv)                              Decreased by the aggregate amount of ethane, propane, iso-butane, nor-butane and gasoline overlifts owed by DEPI, DOTEPI, the Companies and the Subsidiaries at the Effective Date with respect to production from the Properties (or, in the case of Properties not operated by DEPI, DOTEPI, a Company or a Subsidiary, as reported on the most recent statement received as of a date closest to the Effective Date), in gallons, multiplied by (A) the index price for the point designated with respect to such source of the imbalance on Schedule 2.3(e) on the first day of the month after the month of the Effective Date less (B) the adjustments to such index price shown on Schedule 2.3(e).

(v)                                 Increased by the aggregate amount of oil, condensate and scrubber liquid inventories from the Properties in storage at the end of the Effective Date and produced for the account of DEPI, DOTEPI, the Companies and the Subsidiaries on or prior to the Effective Date, in Barrels, multiplied by (A) the index price for the point designated with respect to the location of the inventory on Schedule 2.3(e) on the first day of the month after the month of the Effective Date less (B) the adjustments to such index price shown on Schedule 2.3(e).

(vi)                              Increased by the aggregate amount of ethane, propane, iso-butane, nor-butane and gasoline inventories from the Properties in storage at the end of the Effective Date and produced for the account of DEPI, DOTEPI, the Companies and the Subsidiaries on or prior to the Effective Date, in gallons, multiplied by (A) the index price for the point designated with respect to such source of the imbalance on Schedule 2.3(e) on the first day of the month after the month of the Effective Date less (B) the adjustments to such index price shown on Schedule 2.3(e).

(vii)                           Decreased by the aggregate amount of oil transportation imbalances owed by DEPI, DOTEPI, the Companies and the Subsidiaries to third Persons at the Effective Date with respect to production from the Properties (or, in the case of Properties not operated by DEPI, DOTEPI, a Company or a Subsidiary, as reported on the most recent statement received as of a date closest to the Effective Date), in Barrels, multiplied by (A) the index price for the point designated with respect to such source of the imbalance on Schedule 2.3(e) on the first day of the month after the month of the Effective Date less (B) the adjustments to such index price shown on Schedule 2.3(e).

(viii)                        Increased by the aggregate amount of oil transportation imbalances owed by third Persons to DEPI, DOTEPI, the Companies and the Subsidiaries at the Effective Date with respect to production from the Properties (or, in the case of Properties not operated by DEPI, DOTEPI, a Company or a Subsidiary, as reported on the most recent statement received as of a date closest to the Effective Date), in Barrels, multiplied by (A) the index price for the point designated with respect to such source of the imbalance on Schedule 2.3(e) on the first day of the month after the month of the Effective Date less (B) the adjustments to such index price shown on Schedule 2.3(e).

(f)                                    Increased by the net amount of (i) all prepaid expenses (including prepaid Taxes, bonuses, rentals, cash calls to third Person operators) to the extent applying to the ownership and operation of the Assets or applying to the Companies or Subsidiaries after the Closing Date less (ii) all third Person cash call payments received by DEPI, DOTEPI, the Companies or the Subsidiaries as operators to the extent applying to the operation of the Assets after the Closing Date;

(g)                                 Increased by the amount of cash and cash equivalents in lock boxes or otherwise in the possession of any Company or any Subsidiary at the end of the Closing Date; and

(h)                                 Adjusted for proceeds and other income attributable to the Assets, Property Costs and certain other costs attributable to the Assets, and interest as follows:

(i)                                     Decreased by an amount equal to the aggregate amount of the following proceeds received by any Seller, Company or Subsidiary, or any of their Affiliates, on or prior to the Closing Date, or by any Seller or any remaining Affiliate of Sellers after the Closing Date but prior to the Cut-Off Date:

(A)                              amounts earned from the sale, during the period from but excluding the Effective Date through and including the Closing Date (such period being referred to as the “Adjustment Period”), of oil, gas and other hydrocarbons produced from or attributable to the Properties (net of any (x) royalties, overriding royalties and other burdens payable out of production of oil, gas or other hydrocarbons or the proceeds thereof that are not included in Property Costs,

(y) gathering, processing and transportation costs paid in connection with sales of oil, gas or other hydrocarbons that are not included as Property Costs under Section 2.3(h)(ii) and (z) production Taxes, other Taxes measured by units of production, severance Taxes and any other Property Costs, that in any such case are deducted by the purchaser of production, and excluding the effects of any futures, options, swaps or other derivatives), and
(B)                                other income earned with respect to the Assets during the Adjustment Period (provided that for purposes of this Section 2.3(h)(i)(B), no adjustment shall be made for funds received by any Seller, Company or Subsidiary for the account of third Persons, and excluding any income earned from futures, options, swaps or other derivatives);

(ii)                                  Increased by an amount equal to the amount of all Property Costs, and other amounts expressly excluded from the definition of Property Costs, which are incurred in the ownership and operation of the Assets during the Adjustment Period but (A) paid by or on behalf of any Seller, Company or Subsidiary, or any of their Affiliates, through and including the Closing Date, or by any Seller or any remaining Affiliate of Sellers after the Closing Date but prior to the Cut-Off Date, or (B) without duplication, payable by any Company or Subsidiary to DEPI, DOTEPI or any other Affiliate (except another Company or Subsidiary) with respect to the provision of goods, services, employment-related costs, and other ordinary course of business expenses with respect to the E&P Business and remaining unpaid at the end of the Closing Date, except in each case (x) any costs already deducted in the determination of proceeds in Section 2.3(h), (y) Taxes (other than production Taxes and other Taxes measured by units of production and severance Taxes), which are addressed in Section 9.1(e), and (z) costs attributable to futures, options, swaps or other derivatives, or the elimination of the same pursuant to Section 6.12, and provided that overhead costs charged with respect to development and production operations shall not exceed the amounts chargeable to the Properties under the applicable operating agreement or, if for any Property there is none, the amounts charged for that Property on the same basis as charged on the date of this Agreement; and

(iii)                               If the Closing Date is later than the Target Closing Date, increased by an amount that would be calculated on the Interest Unadjusted Purchase Price, as adjusted under clauses (a), (b), (c), (d), (e), (f), (g), (h)(i) and (h)(ii) above, at the following rate(s) and for the following period(s):

(A)                              if the Audited Statements of Revenues and Expenses required pursuant to Section 8.2(p) have not been delivered five (5) days prior to the Target Closing Date, but the Closing conditions in Article 7 (other than Section 7.2(e)) have been satisfied by the Target Closing Date, at one half (1/2) of the Agreed Rate for the period from but excluding the Target Closing Date through and including October 1, 2007; or
(B)                                in all other cases, at the Agreed Rate for the period from but excluding the Target Closing Date through and including the Closing Date.

As used herein, the term “Agreed Rate” shall mean the lesser of (y) the one month London Inter-Bank Offered Rate (“LIBOR”), as published on Telerate Page 3750 on the last Business Day prior to the Effective Date, plus two percentage points (LIBOR +2%) and (z) the maximum rate allowed by applicable Laws.

The amount of each adjustment to the Interest Unadjusted Purchase Price described in Section 2.3(f) and Section 2.3(h) shall be determined in accordance with the United States generally accepted accounting principles (the “Accounting Principles”).

Section 2.4                                      Ordinary Course Pre-Effective Date Costs Paid and Revenues Received Post-Closing.

(a)                                  With respect to any revenues earned or Property Costs incurred with respect to the Assets on or prior to the Effective Date but received or paid after the Effective Date:

(i)                                     Sellers shall be entitled to all amounts earned from the sale, during the period up to and including the Effective Date, of oil, gas and other hydrocarbons produced from or attributable to the Properties, which amounts are received on or before the Cut-Off Date (net of any (A) royalties, overriding royalties and other burdens payable out of production of oil, gas or other hydrocarbons or the proceeds thereof that are not included in Property Costs, (B) gathering, processing and transportation costs paid in connection with sales of oil, gas and other hydrocarbons that are not included as Property Costs under Section 2.4(a)(ii) and (C) production Taxes, other Taxes measured by units of production, severance Taxes, and other Property Costs that in any such case are deducted by the purchaser of production), and to all other income earned with respect to the Assets through and including the Effective Date and received after the Effective Date but on or before the Cut-Off Date; and

(ii)                                  Sellers shall be responsible for (and entitled to any refunds and indemnities with respect to) all Property Costs incurred through and including the Effective Date that are paid after the Effective Date but on or before the Cut-Off Date.

“Earned” and “incurred,” as used in this Section and Section 2.3, shall be interpreted in accordance with accounting recognition guidance under the Accounting Principles and shall be consistent with Sellers’ current accounting recognition practices.

(b)                                 Should Purchaser, the Companies, the Subsidiaries or their Affiliates receive after Closing any proceeds or other income to which Sellers are entitled under Section 2.4(a), Purchaser (on behalf of the Companies, the Subsidiaries or their Affiliates, as applicable) shall fully disclose, account for and promptly remit the same to DEPI on behalf of Sellers.  If, after Closing, Sellers or their Affiliates (other than a Company or Subsidiary) receive any proceeds or other income with respect to the Assets to which such party is not entitled under Section 2.4(a), DEPI shall fully disclose, account for and promptly remit same to Purchaser.

(c)                                  Should Purchaser, the Companies, the Subsidiaries or their Affiliates pay after Closing any Property Costs for which Sellers are responsible under Section 2.4(a), DEPI shall reimburse Purchaser (on behalf of the Companies, Subsidiaries or their Affiliates, as applicable) promptly after receipt of such Person’s invoice, accompanied by copies of the relevant vendor or other invoice and proof of payment.  Should Sellers or any of their Affiliates (other than a Company or Subsidiary) pay after Closing any Property Costs for which Sellers are not responsible under Section 2.4(a), except to the extent such amounts are accounted for pursuant to Section 2.3(h), Purchaser shall reimburse DEPI (on behalf of Sellers) promptly after receipt of such Person’s invoices, accompanied by copies of the relevant vendor or other invoice and proof of payment.

(d)                                 Sellers shall have no further entitlement to amounts earned from the sale of oil, gas and other hydrocarbons produced from or attributable to the Properties and other income earned with respect to the Assets (except any applicable Excluded Assets), and no further responsibility for Property Costs incurred with respect to the Assets, to the extent such amounts have not been received or paid, respectively, on or before the Cut-Off Date.

Section 2.5                                      Procedures

(a)                                  For purposes of allocating production (and accounts receivable with respect thereto), under Section 2.3 and Section 2.4, (i) liquid hydrocarbons shall be deemed to be “from or attributable to” the Properties when they pass through the pipeline flange connecting into the storage facilities located on the lands subject to the applicable Lease or Unit or, if there are no such storage facilities, when they pass through the Lease Automatic Custody Transfer (LACT) meters or similar meters at the point of entry into the pipelines through which they are transported from those lands, and (ii) gaseous hydrocarbons shall be deemed to be “from or attributable to” the Properties when they pass through the delivery point sales meters or similar meters at the point of entry into the pipelines through which they are transported from the lands subject to the applicable Lease or Unit.  Sellers shall utilize reasonable interpolative procedures to arrive at an allocation of production when exact meter readings are not available.

Surface use fees, insurance premiums and other Property Costs that are paid periodically shall be prorated based on the number of days in the applicable period falling on or before, or after, the Effective Date, or the Closing Date, as applicable.  Production Taxes and similar Taxes measured by units of production, and severance Taxes, shall be prorated based on the amount of hydrocarbons actually produced, purchased or sold, as applicable, on or before, and after, the Effective Date, or the Closing Date, as applicable.

(b)                                 After Closing, Purchaser shall handle (and Sellers shall reasonably cooperate with the handling of) all joint interest audits and other audits of Property Costs with respect to the Assets covering periods for which Sellers are in whole or in part responsible under Section 2.4, provided that Purchaser shall not agree to any adjustments to previously assessed costs for which Sellers are liable, or any compromise of any audit claims to which Sellers would be entitled, without the prior written consent of DEPI, such consent not to be unreasonably withheld.  Purchaser shall provide DEPI with a copy of all applicable audit reports and written audit agreements received by Purchaser or any Company or Subsidiary and relating to periods for which Sellers are partially responsible.

ARTICLE 3
TITLE MATTERS

Section 3.1                                      Company’s Title.  DEPI represents and warrants to Purchaser that the Sellers’ and the Companies’ (as applicable) title to the Units and Wells shown on Exhibit B-2 and Exhibit D-2 as of the Closing Date is (and as of the Title Claim Date shall be) Defensible Title as defined in Section 3.2.  This representation and warranty provides, and the special warranties in the Conveyances provide, Purchaser’s exclusive remedy with respect to any Title Defects.  For the purposes of the foregoing representation, as of the date hereof, DEPI shall be deemed to hold all DEPI Texas Beneficial Interests then held by DEPI I, LP relating to the Units and Wells shown on Exhibit B-2 and Exhibit D-2, and DOTEPI shall be deemed to hold all DOTEPI Texas Beneficial Interests then held by DNG I, LP relating to the Units and Wells shown on Exhibit B-2 and Exhibit D-2.

Section 3.2                                      Definition of Defensible Title.

(a)                                  As used in this Agreement, the term “Defensible Title” means that title of each Seller or Company, as applicable, which, subject to Permitted Encumbrances and the terms of Section 6.20:

(i)                                     Entitles the Seller or Company, as applicable, to receive throughout the duration of the productive life of any Unit or Well (after satisfaction of all royalties, overriding royalties, nonparticipating royalties, net profits interests and other similar burdens on or measured by production of oil and gas), not less than the “net revenue interest” share shown in Exhibits B-2 and D-2 of all oil, gas and other minerals produced, saved and marketed from such Unit or Well, except decreases in connection with those operations in which the Seller or Company may elect after the date hereof to be a nonconsenting co-owner, decreases resulting from reversion of interest to co-owners with respect to operations in which such co-owners elect, after the date hereof, not to consent, decreases resulting from the establishment or amendment, after the date hereof, of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries and except as stated in Exhibit B-2 or D-2;

(ii)                                  Obligates the Seller or Company, as applicable, to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, any Unit or Well not greater than the “working interest” shown in Exhibits B-2 and D-2 without increase throughout the productive life of such Unit or Well, except as stated in Exhibits B-2 and D-2 and except increases resulting from contribution requirements with respect to defaulting co-owners under applicable operating agreements or applicable Law and increases that are accompanied by at least a proportionate increase in the Seller’s or Company’s (as applicable) net revenue interest; and

(iii)                               Is free and clear of liens, encumbrances, obligations or defects, other than Permitted Encumbrances.

(b)                                 As used in this Agreement, the term “Title Defect” means any lien, charge, encumbrance, obligation or defect including without limitation a discrepancy in net revenue interest or working interest that causes a breach of DEPI’s representation and warranty in Section 3.1.  As used in this Agreement, the term “Title Benefit” shall mean any right, circumstance or condition that operates to increase the net revenue interest of a Seller or Company in any Unit or Well above that shown on Exhibits B-2 and D-2, without causing a greater than proportionate increase in such Seller’s or Company’s working interest above that shown in Exhibits B-2 and D-2.

Section 3.3                                      Definition of Permitted Encumbrances.  As used herein, the term “Permitted Encumbrances” means any or all of the following:

(a)                                  Lessors’ royalties and any overriding royalties, reversionary interests and other burdens to the extent that they do not, individually or in the aggregate, reduce a Seller’s, or Company’s net revenue interests below that shown in Exhibits B-2 and D-2 or increase a Seller’s or Company’s working interests above that shown in Exhibits B-2 and D-2 without a corresponding increase in the net revenue interest;

(b)                                 All leases, unit agreements, pooling agreements, operating agreements, production sales contracts, division orders and other contracts, agreements and instruments applicable to the Assets, including provisions for penalties, suspensions or forfeitures contained therein, to the extent that they do not, individually or in the aggregate, reduce a Seller’s or Company’s net revenue interests below that shown in Exhibits B-2 and D-2 or increase a Seller’s or Company’s working interests above that shown in Exhibits B-2 and D-2 without a corresponding increase in the net revenue interest;

(c)                                  Rights of first refusal, preferential rights to purchase and similar rights with respect to the Assets;

(d)                                 Third-party consent requirements and similar restrictions which are not applicable to the sale of the Interests contemplated by this Agreement or with respect to which waivers or consents are obtained from the appropriate Persons prior to the Closing Date or the appropriate time period for asserting the right has expired or which need not be satisfied prior to a transfer;

(e)                                  Liens for current period Taxes or assessments not yet delinquent or, if delinquent, being contested in good faith by appropriate actions;

(f)                                    Materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s and other similar liens or charges arising in the ordinary course of business for amounts not yet delinquent (including any amounts being withheld as provided by Law), or if delinquent, being contested in good faith by appropriate actions;

(g)                                 All rights to consent, by required notices to, filings with, or other actions by Governmental Authorities in connection with the sale or conveyance of oil and gas leases or rights or interests therein if they are customarily obtained subsequent to the sale or conveyance;

(h)                                 Rights of reassignment arising upon final intention to abandon or release the Assets, or any of them;

(i)                                     Easements, rights-of-way, covenants, servitudes, permits, surface leases and other rights in respect of surface operations to the extent they do not, individually or in the aggregate, reduce a Seller’s or Company’s net revenue interest below that shown on Exhibits B-2 and D-2 or increase a Seller’s or Company’s working interest beyond that shown on Exhibits B-2 and D-2 without a corresponding increase in net revenue interest or which do not prevent or unreasonably and adversely affect operations as currently conducted on the lands covered by the Assets;

(j)                                     Calls on production under existing Contracts;

(k)                                  Any actual or asserted termination of any Seller’s or Company’s title to any mineral servitude or any Property held by production as a consequence of the failure to conduct operations, cessation of production or insufficient production over any period;

(l)                                     All rights reserved to or vested in any Governmental Authorities to control or regulate any of the Assets in any manner or to assess Tax with respect to the Assets, the ownership, use or operation thereof, or revenue, income or capital gains with respect thereto, and all obligations and duties under all applicable Laws of any such Governmental Authority or under any franchise, grant, license or permit issued by any Governmental Authority;

(m)                               Any lien, charge or other encumbrance on or affecting the Assets which is expressly waived, assumed, bonded or paid by Purchaser at or prior to Closing or which is discharged by Sellers or any Company at or prior to Closing;

(n)                                 any lien or trust arising in connection with workers’ compensation, unemployment insurance, pension or employment laws or regulations;

(o)                                 The matters described in Schedule 4.4;

(p)                                 Any matters shown on Exhibits B-2 and D-2; and

(q)                                 Any other liens, charges, encumbrances, defects or irregularities which do not, individually or in the aggregate, materially detract from the value of or materially interfere with the use or ownership of the Assets subject thereto or affected thereby (as currently used or owned) and which would be accepted by a reasonably prudent purchaser engaged in the business of owning and operating oil and gas properties, including, without limitation, the absence of any lease amendment or consent by any royalty interest or mineral interest holder authorizing the pooling of any leasehold interest, royalty interest or mineral interest and the failure of Exhibits B-1, B-2, D-1 and D-2 to reflect any lease or any unleased mineral interest where the owner thereof was treated as a non-participating co-tenant during the drilling of any well.

Section 3.4                                      Allocated Values.  Schedule 3.4 sets forth the agreed allocation of the Unadjusted Purchase Price among the Assets for purposes of DEPI’s title representation in this Article 3, consistent with the allocations among the Shares for each Company, the DEPI Additional Assets and the DOTEPI Additional Assets under Section 2.2(a).  The “Allocated

Value” for any Well or Unit equals the portion of the Interest Unadjusted Purchase Price for the Company Shares or Additional Asset group to which such Well or Unit is related that is allocated to such Well or Unit on Schedule 3.4, increased or decreased by a share of each adjustment to the Interest Unadjusted Purchase Price under Section 2.3(c),(d),(e),(f),(g) and (h).  The share of each adjustment allocated to a particular Well or Unit shall be obtained by taking the portion of that adjustment allocated under Section 2.2(a) to the Shares or Additional Asset group to which the Well or Unit is related and further allocating that portion among the various Assets related to such Shares or Additional Asset group on a pro rata basis in proportion to the Interest Unadjusted Purchase Price allocated to each such Asset.  Sellers have accepted such Allocated Values for purposes of this Agreement and the transactions contemplated hereby, but otherwise make no representation or warranty as to the accuracy of such values.

Section 3.5                                      Notice of Title Defects; Defect Adjustments.

(a)                                  To assert a claim arising out of a breach of Section 3.1, Purchaser must deliver a claim notice or notices to DEPI on or before a date which is the later of (1) ten (10) Business Days prior to the Target Closing Date or (2) fifteen (15) Business Days prior to the Closing Date (the “Title Claim Date”).  Each such notice shall be in writing and shall include:

(i)                                     a description of the alleged Title Defect(s);

(ii)                                  the Units or Wells affected;

(iii)                               the Allocated Values of the Units or Wells subject to the alleged Title Defect(s);

(iv)                              supporting documents reasonably necessary for Sellers (as well as any title attorney or examiner hired by Sellers) to verify the existence of the alleged Title Defect(s); and

(v)                                 the amount by which Purchaser reasonably believes the Allocated Values of those Units or Wells are reduced by the alleged Title Defect(s) and the computations and information upon which Purchaser’s belief is based.

Purchaser shall be deemed to have waived all breaches of Section 3.1 of which Sellers have not been given notice on or before the Title Claim Date.

(b)                                 Should Purchaser discover any Title Benefit on or before the Title Claim Date, Purchaser shall as soon as practicable, but in any case by the Title Claim Date, deliver to DEPI a notice including:

(i)                                     a description of the Title Benefit;

(ii)                                  the Units or Wells affected;

(iii)                               the Allocated Values of the Units or Wells subject to such Title Benefit; and

(iv)                              the amount by which the Purchaser reasonably believes the Allocated Value of those Units or Wells is increased by the Title Benefit, and the computations and information upon which Purchaser’s belief is based.

Sellers shall have the right, but not the obligation, to deliver to Purchaser a similar notice on or before the Title Claim Date with respect to each Title Benefit discovered by Sellers.  Sellers shall be deemed to have waived all Title Benefits of which no Party has given notice on or before the Title Claim Date, except to the extent Purchaser has failed to give a notice which it was obligated to give under this Section 3.5(b).

(c)                                  Sellers shall have the right, but not the obligation, to attempt, at Sellers’ sole cost, to cure or remove on or before sixty (60) days after the Closing Date any Title Defects of which Sellers have been advised by Purchaser.  No reduction shall be made in the Unadjusted Purchase Price with respect to a Title Defect for purposes of Closing if DEPI has provided notice at least six (6) Business Days prior to the Closing Date of Sellers’ intent to attempt to cure the Title Defect.  If the Title Defect is not cured as agreed by Sellers and Purchaser or if Sellers and Purchaser cannot agree, and it is determined by the Title Arbitrator that such Title Defect is not cured at the end of the sixty (60) day post-Closing period, the adjustment required under this Article 3 shall be made pursuant to Section 8.4(b).  Sellers’ election to attempt to cure a Title Defect shall not constitute a waiver of Sellers’ right to dispute the existence, nature or value of, or cost to cure, the Title Defect.

(d)                                 With respect to each Unit or Well affected by Title Defects reported under Section 3.5(a), the Unit or Well shall, if an Additional Asset, be assigned at Closing or, if held by a Company, remain in the Company, subject in each case to all uncured Title Defects, and the Unadjusted Purchase Price shall be reduced by an amount (the “Title Defect Amount”) equal to the reduction in the Allocated Value for such Unit or Well caused by such Title Defects, as determined pursuant to Section 3.5(g).  Notwithstanding the foregoing provisions of this Section 3.5(d), no reduction shall be made in the Unadjusted Purchase Price with respect to any Title Defect for which DEPI at its election executes and delivers to Purchaser a written indemnity agreement, in form and substance reasonably satisfactory to Purchaser, under which DEPI agrees to fully, unconditionally and irrevocably indemnify and hold harmless Purchaser and its successors and assigns from any and all Damages arising out of or resulting from such Title Defect.

(e)                                  With respect to each Unit or Well affected by Title Benefits reported under Section 3.5(b) (or which Purchaser should have reported under Section 3.5(b)), the Unadjusted Purchase Price shall be increased by an amount (the “Title Benefit Amount”) equal to the increase in the Allocated Value for such Unit or Well caused by such Title Benefits, as determined pursuant to Section 3.5(h), but in no event will the aggregate adjustments to the Unadjusted Purchase Price as a result of Title Benefits exceed the aggregate adjustments to the Unadjusted Purchase Price due to Title Defects.

(f)                                    Section 3.5(d) shall, to the fullest extent permitted by applicable Law, be the exclusive right and remedy of Purchaser with respect to DEPI’s breach of its warranty and representation in Section 3.1.  Except as provided in Section 3.5(d) and the Conveyances, Purchaser releases, remises and forever discharges Sellers and their Affiliates and all such parties’ stockholders, officers, directors, employees, agents, advisors and representatives from any and all suits, legal or administrative proceedings, claims, demands, damages, losses, costs, liabilities, interest or causes of action whatsoever, in law or in equity, known or unknown, which Purchaser might now or subsequently may have, based on, relating to or arising out of, any Title Defect or other deficiency in title to any Asset.

(g)                                 The Title Defect Amount resulting from a Title Defect shall be determined as follows:

(i)                                     if Purchaser and Sellers agree on the Title Defect Amount, that amount shall be the Title Defect Amount;

(ii)                                  if the Title Defect is a lien, encumbrance or other charge which is undisputed and liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to remove the Title Defect from the appropriate Seller’s or Company’s interest in the affected Unit or Well;

(iii)                               if the Title Defect represents a discrepancy between (A) the net revenue interest for any Unit or Well and (B) the net revenue interest or percentage stated on Exhibit B-2 or D-2 (as appropriate), then the Title Defect Amount shall be the product of the Allocated Value of such Unit or Well multiplied by a fraction, the numerator of which is the net revenue interest or percentage ownership decrease and the denominator of which is the net revenue interest or percentage ownership stated on Exhibit B-2 or D-2, provided that if the Title Defect does not affect the Unit or Well throughout its entire productive life, the Title Defect Amount determined under this Section 3.5(g)(iii) shall be reduced to take into account the applicable time period only;

(iv)                              if the Title Defect represents an obligation, encumbrance, burden or charge upon or other defect in title to the affected Unit or Well of a type not described in subsections (i), (ii) or (iii) above, the Title Defect Amount shall be determined by taking into account the Allocated Value of the Unit or Well so affected, the portion of the respective Seller’s or Company’s interest in the Unit or Well affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the affected Unit or Well, the values placed upon the Title Defect by Purchaser and Sellers and such other factors as are necessary to make a proper evaluation;

(v)                                 notwithstanding anything to the contrary in this Article 3, (A) an individual claim for a Title Defect for which a claim notice is given prior to the Title Claim Date shall only generate an adjustment to the Unadjusted Purchase Price under this Article 3 if the Title Defect Amount with respect thereto exceeds One Million dollars ($1,000,000), (B) the aggregate Title Defect Amounts attributable to the effects of all Title Defects upon any given Unit or Well shall not exceed the Allocated Value of such Unit or Well and (C) there shall be no adjustment to the Unadjusted Purchase Price for Title Defects unless and until the aggregate Title Defect Amounts that are entitled to an adjustment under Section 3.5(g)(v)(A) and for which Claim Notices were timely delivered exceed Twenty-Five Million dollars ($25,000,000), and then only to the extent that such aggregate Title Defect Amounts exceed Twenty-Five Million dollars ($25,000,000);

(vi)                              if a Title Defect is reasonably susceptible of being cured, the Title Defect Amount determined under subsections (iii) or (iv) above shall not be greater than the reasonable cost and expense of curing such Title Defect; and

(vii)                           the Title Defect Amount with respect to a Title Defect shall be determined without duplication of any costs or losses included in another Title Defect Amount hereunder, or for which Purchaser otherwise receives credit in the calculation of the Purchase Price.

(h)                                 The Title Benefit Amount for any Title Benefit shall be the product of the Allocated Value of the affected Unit or Well multiplied by a fraction, the numerator of which is the net revenue interest increase and the denominator of which is the net revenue interest stated on Exhibit B-2 or D-2, provided that if the Title Benefit does not affect a Unit or Well throughout the entire life of the Unit or Well, the Title Benefit Amount determined under this Section 3.5(h) shall be reduced to take into account the applicable time period only.  Notwithstanding anything to the contrary in this Article 3, an individual claim for a Title Benefit which is reported under Section 3.5(b) (or which Purchaser should have reported under Section 3.5(b)) prior to the Title Claim Date shall only generate an adjustment to the Unadjusted Purchase Price under this Article 3 if the Title Benefit Amount with respect thereto exceeds One Million dollars ($1,000,000).

(i)                                     Sellers and Purchaser shall attempt to agree on all Title Defect Amounts and Title Benefit Amounts by five (5) Business Days prior to the Closing Date.  If Sellers and Purchaser are unable to agree by that date, then subject to Section 3.5(c), Sellers’ good faith estimate shall be used to determine the Closing Payment pursuant to Section 8.4(a), and the Title Defect Amounts and Title Benefit Amounts in dispute shall be exclusively and finally resolved by arbitration pursuant to this Section 3.5(i).  During the 10-day period following the Closing Date, Title Defect Amounts and Title Benefit Amounts in dispute shall be submitted to a title attorney with at least ten (10) years’ experience in oil and gas titles in the state in which the Units or Wells (or majority of Units and Wells) in question are located as selected by mutual agreement of Purchaser and DEPI on behalf of Sellers or absent such agreement during the 10-day period, by the Houston office of the American Arbitration Association (the “Title Arbitrator”).  Likewise, if by the end of the sixty (60) day post-Closing cure period under Section 3.5(c), Sellers and Purchaser have been unable to agree upon whether any Title Defects have been cured, or Sellers have failed to cure any Title Defects which they provided notice that they would attempt to cure, and Sellers and Purchaser have been unable to agree on the Title Defect Amounts for such Title Defects, the cure and/or Title Defect Amounts in dispute shall be submitted to the Title Arbitrator.  The Title Arbitrator shall not have worked as an employee or outside counsel for either Party or its Affiliates during the five (5) year period preceding the arbitration or have any financial interest in the dispute.  The arbitration proceeding shall be held in Houston, Texas and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section.  The Title Arbitrator’s determination shall be made within 45 days after submission of the matters in dispute and shall be final and binding upon the Parties, without right of appeal.  In making his determination, the Title Arbitrator shall be bound by the rules set forth in Section 3.5(g) and 3.5(h) and may consider such other matters as in the opinion of the Title Arbitrator are necessary or helpful to make a proper determination.  Additionally, the Title Arbitrator may consult with and engage disinterested third Persons to advise the arbitrator, including title attorneys from other states and petroleum engineers.  The Title Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Title Defect cures and Title Defect Amounts and Title Benefit Amounts submitted by any Party and may not award damages, interest or penalties to any Party with respect to any matter.  Each Seller and Purchaser shall bear its own legal fees and other costs of presenting its case.  Purchaser shall bear one-half of the costs and expenses of the Title Arbitrator, and DEPI shall be responsible for the remaining one-half of the costs and expenses.

Section 3.6                                     Consents to Assignment and Preferential Rights to Purchase.

(a)                                  Promptly after the date hereof, Sellers shall prepare and send (i) notices to the holders of any required consents to assignment that are set forth on Schedule 4.11 requesting consents to the transactions contemplated by this Agreement and (ii) notices to the holders of any applicable preferential rights to purchase or similar rights that are set forth on Schedule 4.11 in compliance with the terms of such rights and requesting waivers of such rights. Any preferential purchase right must be exercised subject to all terms and conditions set forth in this Agreement, including the successful Closing of this Agreement pursuant to Article 8.  The consideration payable under this Agreement for any particular Asset for purposes of preferential purchase right notices shall be the Allocated Value for such Asset.  Sellers shall use commercially reasonable efforts to cause such consents to assignment and waivers of preferential rights to purchase or similar rights (or the exercise thereof) to be obtained and delivered prior to Closing, provided that Sellers shall not be required to make payments or undertake obligations to or for the benefit of the holders of such rights in order to obtain the required consents and waivers.  Purchaser shall cooperate, and after Closing shall cause the Companies to cooperate, with Sellers in seeking to obtain such consents to assignment and waivers of preferential rights.

(b)                                 In no event shall there be transferred at Closing any Asset for which a consent requirement has not been satisfied and for which transfer is prohibited or a fee is payable (unless the same has been paid by Purchaser) without the consent.  In cases in which the Asset subject to such a requirement is a Contract and Purchaser is assigned the Lease(s) to which the Contract relates, but the Contract is not transferred to Purchaser due to the unwaived consent requirement, Purchaser shall continue after Closing to use commercially reasonable efforts to obtain the consent so that such Contract can be transferred to Purchaser upon receipt of the consent, the Contract shall be held by Sellers for the benefit of Purchaser, Purchaser shall pay all amounts due thereunder, and Purchaser shall be responsible for the performance of any obligations under such Contract to the extent that Purchaser has been transferred the Assets necessary to perform under such Contract until such consent is obtained.  In cases in which the Asset subject to such a requirement is a Lease and the third Person consent to the transfer of the Lease is not obtained by Closing, Purchaser may elect to treat the unsatisfied consent requirements as a Title Defect and receive the appropriate adjustment to the Unadjusted Purchase Price under Section 2.3 by giving DEPI written notice thereof in accordance with Section 3.5(a), except that such notice may be given up to six (6) Business Days prior to the Closing Date.  If an unsatisfied consent requirement with respect to which an adjustment to the Unadjusted Purchase

Price is made under Section 3.5 is subsequently satisfied prior to the date of the final adjustment to the Unadjusted Purchase Price under Section 8.4(b), Sellers shall be reimbursed in that final adjustment for the amount of any previous deduction from the Unadjusted Purchase Price, the Lease, if not previously transferred to Purchaser under the first sentence of this Section 3.6(b), shall be transferred, and the provisions of this Section 3.6 shall no longer apply to such consent requirement.

(c)                                  If any preferential right to purchase any Assets is exercised prior to Closing, the Purchase Price shall be decreased by the Allocated Value for such Assets, the affected Assets shall not be transferred at Closing if owned by DEPI or DOTEPI, and the affected Assets shall be deemed to be deleted from Exhibits B and/or D to this Agreement, as applicable, for all purposes.

(d)                                 Should a third Person fail to exercise or waive its preferential right to purchase as to any portion of the Assets prior to Closing and the time for exercise or waiver has not yet expired, then subject to the remaining provisions of this Section 3.6, such Assets shall be included in the transaction at Closing, there shall be no adjustment to the Purchase Price at Closing with respect to such preferential right to purchase, and Sellers shall, at their sole expense, continue to use commercially reasonable efforts to obtain the waiver of the preferential purchase rights and shall continue to be responsible for the compliance therewith.

(e)                                  Should the holder of the preferential purchase right validly exercise same (whether before or after Closing), then:

(i)                                     If the affected Assets are owned by DEPI or DOTEPI, DEPI or DOTEPI shall convey them to the holder on the terms and provisions set out in the applicable preferential right provision.  If the affected Assets were previously transferred to Purchaser at Closing, Purchaser agrees to transfer the affected Assets back to the applicable Seller on the terms and provisions set out herein to permit such Seller to comply with this obligation (or, if the applicable Seller so requests, shall transfer the affected Assets directly to the holder on the terms and provisions set out in the applicable preferential purchase right provision);

(ii)                                  If the affected Assets are owned by a Company or a Subsidiary, the Company or Subsidiary shall transfer them to the holder on the terms and provisions set out in the applicable preferential purchase right provision.  If Closing has already occurred, Purchaser shall cause the applicable Company or Subsidiary to perform this obligation;

(iii)                               Pursuant to Section 2.3(b), the applicable Seller(s) shall credit Purchaser with the Allocated Value of any Asset transferred pursuant to Section 3.6(e)(i) or (e)(ii) (or, if the transfer of the Asset occurs after the Cut-Off Date, Sellers shall promptly refund to Purchaser the lesser of the Allocated Value in respect of such Asset or the amount the applicable Seller receives from the transferee of such Asset);

(iv)                              Such Seller(s) shall be entitled to the consideration paid by such holder (which shall, if received by a Company or a Subsidiary after Closing, be paid to such Seller(s) by such Company or Subsidiary or by Purchaser as agent for and on behalf of such Company or Subsidiary);

(v)                                 If the affected Assets were owned by DEPI or DOTEPI and were previously transferred to Purchaser at Closing, Purchase Price adjustments calculated in the same manner as the adjustments in Section 2.3(h) shall be calculated for the period from the Closing Date to the date of the reconveyance and the net amount of such adjustment, if positive, shall be paid by Purchaser to such Seller and, if negative, by such Seller to Purchaser; and

(vi)                              If the affected Assets were owned by DEPI or DOTEPI and were previously transferred to Purchaser at Closing, DEPI or DOTEPI, as applicable, shall assume all obligations assumed by Purchaser with respect to such Assets under Section 12.1, and shall indemnify, defend and hold harmless Purchaser from all Damages incurred by Purchaser caused by or arising out of or resulting from the ownership, use or operation of such Asset from the Closing Date to the date of the reconveyance, excluding, however, any such Damages resulting from any violation of any Law caused by the actions of, or implementation of policies or procedures of, Purchaser or any Company or Subsidiary after Closing, breach of any contract by Purchaser or any Company or Subsidiary after Closing, or gross negligence or willful misconduct of any Purchaser or any Company or Subsidiary after Closing.

Section 3.7                                      Limitations on Applicability.  The representation and warranty in Section 3.1 shall terminate as of the Title Claim Date and shall have no further force and effect thereafter, provided there shall be no termination of Purchaser’s or Sellers’ rights under Section 3.5 with respect to any bona fide Title Defect or Title Benefit claim properly reported on or before the Title Claim Date or under the Conveyances.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF SELLERS

Subject to the provisions of this Article 4, and the other terms and conditions of this Agreement, DEPI represents and warrants to Purchaser the matters set out in Section 4.1 through Section 4.18.

Section 4.1                                      Sellers.

(a)                                  Existence and Qualification.  Each Seller is a corporation or limited liability company duly organized, validly existing and in good standing under the Laws of the state where it is incorporated or organized (as set forth in the preamble).

(b)                                 Power.  Each Seller has the corporate or limited liability company power to enter into and perform this Agreement (and all documents required to be executed and delivered by that Seller at Closing) and to consummate the transactions contemplated by this Agreement (and such documents).

(c)                                  Authorization and Enforceability.  The execution, delivery and performance of this Agreement (and all documents required to be executed and delivered by each Seller at Closing), and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate or limited liability company action on the part of such Seller.  This Agreement has been duly executed and delivered by each Seller (and all documents required to be executed and delivered by each Seller at Closing shall be duly executed and delivered by such Seller) and this Agreement constitutes, and at the Closing such documents shall constitute, the valid and binding obligations of each Seller, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(d)                                 No Conflicts.  The execution, delivery and performance of this Agreement by each Seller, and the consummation of the transactions contemplated by this Agreement shall not (i) violate any provision of the certificate of incorporation or bylaws (or equivalent governing instruments) of such Seller, (ii) result in default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any material note, bond, mortgage, indenture, or other financing instrument to which such Seller is a party or by which it is bound, (iii) violate any judgment, order, ruling, or decree applicable to such Seller as a party in interest or (iv) violate any Laws applicable to any Seller, except any matters described in clauses (ii), (iii), or (iv) above which would not have a Material Adverse Effect.

Section 4.2                                     The Companies.

(a)                                  Existence and Qualification.  Each Company other than the Survivor LPs and the Holdcos is on the date hereof a corporation, and as of Closing will be a limited liability company, duly organized and validly existing under the Laws of its respective jurisdiction of incorporation or formation as described in Exhibit A attached hereto and each is on the date hereof duly qualified to do business as a foreign corporation in each jurisdiction where its Company Assets are located, except where the failure to so qualify would not, individually or in the aggregate, have a Material Adverse Effect.  As of the Closing, each Survivor LP will be a partnership and each Holdco will be a limited liability company, duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation or formation as described in Exhibit A attached hereto and will be duly qualified to do business as a foreign limited partnership in each jurisdiction where its Company Assets are located, except where the failure to so qualify would not, individually or in the aggregate, have a Material Adverse Effect.

(b)                                 Power.  Each Company other than the Survivor LPs and the Holdcos has the corporate (and as of Closing will have the limited liability company) power and authority to own, lease or otherwise hold its Assets and conduct its business in the manner consistent with recent practice.  As of the Closing, each Survivor LP and each Holdco will have the partnership or limited liability company power and authority to own, lease or otherwise hold its Assets and conduct its business in the manner consistent with recent practice.

(c)                                  No Conflicts.  The consummation of transactions contemplated by this Agreement shall not (i) violate any provision of the certificate of incorporation or bylaws (or equivalent governing instruments) of any Company, (ii) result in default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any material note, bond, mortgage, indenture, or other financing instrument to which any Company is a party or by which it is bound, (iii) violate any judgment, order, ruling, or decree applicable to any Company as a party in interest, or (iv) violate any Laws applicable to any Company, or any of its Company Assets, except any matters described in clauses (ii), (iii), or (iv) above which would not have a Material Adverse Effect.

(d)                                 Certificate of Incorporation and Bylaws.  Sellers have delivered to Purchaser true and complete copies of the certificate of incorporation and by-laws (or equivalent governing instruments), each as amended to date, of the Companies other than the Survivor LPs and have made available to Purchaser for inspection the stock certificates and transfer books, and the minute books, of the Companies other than the Survivor LPs.  Prior to the Closing, Seller shall deliver to Purchaser true and complete copies of the certificate of incorporation and by-laws (or equivalent governing instruments), each as amended as of such date, of the Survivor LPs and make available to Purchaser for inspection the partnership books, of the Survivor LPs.

(e)                                  Title to Shares.  Sellers have good and valid title to the Shares of the Companies other than the Survivor LPs, and as of the Closing, will have good and valid title to the Shares of the Survivor LPs, in each case, free and clear of any liens, claims, encumbrances, security interests, options, charges and restrictions of any kind other than restrictions on transfer that may be imposed by applicable federal or state securities laws or in the applicable Company’s governing instruments.  Other than this Agreement, and, in the case of the Survivor LPs, their respective partnership agreements, and in the case of the other Companies at Closing, their respective ownership agreements, the Shares are not subject to any voting agreement or other contract, agreement, arrangement, commitment or understanding, including any such agreement, arrangement, commitment or understanding restricting or otherwise relating to the voting, dividend rights or disposition of the Shares.

(f)                                    The Shares.  The entire issued and outstanding capital stock of the Companies that are not Survivor LPs or Holdcos and are in existence on the date hereof are their Shares, consisting of the numbers set forth on Exhibit A attached hereto.  The entire equity ownership interest in the Survivor LPs, and the other Companies will at Closing be their Shares.  In each case, all the Shares of the Companies that are not Survivor LPs are, and the Shares of the Companies at Closing will be, duly authorized and validly issued and outstanding, fully paid, non-assessable (except, in the case of Companies that are limited partnerships or limited liability companies, as expressly authorized by the terms of the applicable partnership agreements or ownership agreements of the Companies and except for any obligation to return distributions under the Laws applicable to each Company) and have not been issued in violation of any preemptive rights. Except for the Shares, there are no outstanding shares of capital stock or other equity interests in any Company, or any contractual arrangements giving any Person a right to receive any benefits or rights similar to the rights enjoyed by or accruing to the holders of any Shares of any Company.  Other than pursuant to this Agreement, there are no outstanding warrants, options, rights, convertible or exchangeable securities or other commitments pursuant to which any Seller or a Company is or may become obligated to issue or sell any shares of capital stock or other equity interests in such Company.

(g)                                 Subsidiaries.  No Company or Subsidiary directly or indirectly owns any capital stock or other equity interest in any Person except in the Subcos at Closing and excluding, for the avoidance of doubt, any tax partnerships entered into with respect to the Assets.

(h)                                 Labor Matters.  Other than for Excluded Employees, U.S. Temporary Employees or consultants, there are no employment agreements with any individuals who are (x) employed by DEPI or DOTEPI who are rendering services primarily with respect to the Assets, (y) employed by Dominion Resources Services, Inc. and who are rendering services primarily with respect to the Assets or (z) employed by a Company or Subsidiary.  All Available Employees are employed by either DEPI or Dominion Resources Services, Inc.  DEPI, DOTEPI, Dominion Resources Services, Inc. and the Companies have no collective bargaining agreements or other labor agreement with any labor union, works council or organization relating to the Assets.  As of the date of this Agreement, to the knowledge of DEPI:  (A) no labor organization or group of the Available Employees has made a demand for recognition or certification as a union or other labor organization with respect to any of the Available Employees, and (B) there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any labor relations tribunal or authority with respect to any of such employees.  To DEPI’s knowledge, there are no organizing activities involving the Available Employees relating to the Assets.

(i)                                     Employee Benefits.

(i)                                     Schedule 4.2(i)(i) lists all of the Employee Plans.

(ii)                                  All Employee Plans subject to ERISA and the Code comply with ERISA, the Code and all other applicable Laws, except such non-compliance as would not, individually or in the aggregate, have a Material Adverse Effect.

(iii)                               All Employee Plans sponsored, maintained or contributed to by the Sellers or Companies or Subsidiaries or any ERISA Affiliate intended to be qualified under Section 401 of the Code (a) satisfy in form the requirements of such Section except to the extent amendments are not required by law to be made until a date after the Closing Date, and (b) have filed for or received favorable determination letters with respect to such qualified status from the Internal Revenue Service.  The determination letter for each such Employee Plan remains in effect, and, to DEPI’s knowledge, any amendment made, or event relating to such an Employee Plan has not materially and adversely affected the qualified status of the Employee Plan.  No such Employee Plan has experienced a termination or partial termination within the meaning of Section 411(d)(3) of the Code.

(iv)                              No Employee Plan that is subject to Title IV of ERISA (a “Title IV Plan”) or Section 412 of the Code has incurred an accumulated funding deficiency,

whether or not waived, within the meaning of Section 412 of the Code or Section 302 of ERISA, and to DEPI’s knowledge, no condition exists which would be expected to result in an accumulated funding deficiency as of the last day of the current plan year of any Title IV Plan or other Employee Plan subject to Section 412 of the Code.  No proceeding has been instituted under Section 4042 of ERISA to terminate any Title IV Plan and the PBGC has not instituted proceedings to terminate any Title IV Plan, and no other event or condition has occurred which might constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Title IV Plan.  The assets of each Title IV Plan equal or exceed the actuarial present value of the benefit liabilities, within the meaning of Section 4041 of ERISA, under the Plan, based upon reasonable actuarial assumptions and the asset valuation principles established by the PBGC.

(v)                                 None of Sellers, the Companies, the Subsidiaries, any other Affiliate of Sellers or any of their ERISA Affiliates has incurred nor do circumstances exist that may cause any of them to incur any liability for withdrawal from a Multiemployer Plan that could result in Purchaser or their Affiliates incurring any liability.

(vi)                              With respect to any employee benefit plan, within the meaning of Section 3(3) of ERISA, which is not an Employee Plan but which is sponsored, maintained, or contributed to, or has been sponsored, maintained, or contributed to within six years prior to the Closing Date, by any ERISA Affiliate of the Companies, the Subsidiaries or the Sellers, (A) no withdrawal liability, within the meaning of Section 4201 of ERISA, has been incurred that could result in Purchaser or their Affiliates incurring any liability, (B) no liability to the PBGC has been incurred by any such ERISA Affiliate that could result in Purchaser or their Affiliates incurring any liability, (C) no accumulated funding deficiency, whether or not waived, within the meaning of Section 302 of ERISA or Section 412 of the Code has been incurred that could result in Purchaser or their Affiliates incurring any liability, and (D) all contributions (including installments) to such plan required by Section 302 of ERISA and Section 412 of the Code have been timely made.

Section 4.3                                      Accuracy of Data.

(a)                                  The financial data set forth in the data room folder 2.4.1.4 (DVDs of which have been provided to Purchaser in connection with signing this Agreement and identified by Seller and Purchaser) are true and correct.

(b)                                 The historical factual information, excluding title information, supplied by Seller to Ryder Scott & Co. in the preparation of its report dated as of December 31, 2006 (the “Reserve Report”) of the Assets is accurate and complete in all material respects.  The historical production data for 2006 in the data room folder 2.4.1.2 (DVDs of which have been provided to Purchaser in connection with signing this Agreement and identified by Seller and Purchaser) is accurate and complete in all material respects.

Section 4.4                                     Litigation.  Except as disclosed on Schedule 4.4, there are no actions, suits or proceedings pending, or to DEPI’s knowledge threatened in writing, before any Governmental Authority or arbitrator with respect to the E&P Business.  There are no actions, suits or proceedings pending, or to DEPI’s knowledge, threatened in writing, before any Governmental Authority or arbitrator against any Seller, Company or Subsidiary, or any Affiliate of any of them, which are reasonably likely to impair or delay materially Sellers’ ability to perform their obligations under this Agreement.

Section 4.5                                     Taxes and Assessments.  Except as disclosed on Schedule 4.5,

(a)                                  To DEPI’s knowledge, each Company and Subsidiary has filed all material Tax Returns (as defined in Section 9.2(a)) required to be filed by it, and timely paid all material Taxes that were owed by it, except those for which adequate reserves have been provided;

(b)                                 To DEPI’s knowledge, (i) no action, suit, taxing authority proceeding or audit is now in progress or pending with respect to any Company or Subsidiary for, and (ii) no Company or Subsidiary has received written notice of any pending claim against them (which remains outstanding) from any applicable taxing authority for, assessment of material Taxes and (iii) no such claim has been threatened;

(c)                                  To DEPI’s knowledge, each Seller has filed all material Tax Returns (as defined in Section 9.2(a)) required to be filed by it and paid all material Taxes (except those for which adequate reserves have been provided) with respect to the Additional Assets;

(d)                                 To DEPI’s knowledge, (i) no Seller has received written notice of any pending claim against it (which remains outstanding) from any applicable taxing authority for assessment of material Taxes with respect to the Additional Assets and (ii) no such claim has been threatened;

(e)                                  To DEPI’s knowledge, none of the Companies or Subsidiaries has, during the period such Companies or Subsidiaries have been part of the Dominion’s consolidated group, (i) participated, within the meaning of Treasury Regulation Section 1.6011-4(c), in any “listed transaction” or any other “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4, (ii) engaged in any transaction that gives rise to (x) a registration obligation under Section 6111 of the Code and the Treasury Regulations thereunder, or (y) a list maintenance obligation under Section 6112 of the Code and the Treasury Regulations thereunder, or (iii) taken any position on any Tax Return which could give rise to a substantial underpayment of Tax under Section 6662 of the Code or any similar provision of state, local or foreign Tax law;

(f)                                    Schedule 4.5(f) lists each Company as of the date hereof and accurately indicates whether each such Company is treated as of the date hereof as a C corporation, partnership, or entity disregarded as separate from its owner for United States federal income tax purposes;

(g)                                 Schedule 4.5 sets forth all of the Assets that are deemed by agreement or applicable Law to be held by a partnership for federal tax purposes, and, to the extent any of the

Assets are deemed by agreement or applicable Law to be held by a partnership for federal tax purposes, any such partnership shall have in effect for filing of calendar year 2007 Tax Returns an election under Section 754 of the Code that will apply with respect to such portion of the Assets being sold and purchased under this Agreement and that are deemed owned by such partnerships;

(h)                                 No Company or Subsidiary is a party to or bound by any Tax allocation or Tax sharing or indemnification agreement;

(i)                                     To DEPI’s knowledge, no Company or Subsidiary has consummated, has participated in, or is currently participating in any transaction that was or is a “listed transaction” or any other “reportable transaction” identified by the Internal Revenue Service by notice, regulation or other form of published guidance as set forth in Treasury Regulation Section 1.6011-4;

(j)                                     To DEPI’s knowledge, no Company or Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (C) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; or (E) prepaid amount received on or prior to the Closing Date (except to the extent the Company, Subsidiary or Purchaser receives the benefit of such prepaid amount pursuant to Section 2.3 or Section 2.4); and

(k)                                  For purposes of this Section 4.5, references to a Company or Subsidiary shall be deemed to include any predecessor thereof or any Person from which the Company or Subsidiary incurs a liability for Taxes by contract or Law.

Section 4.6                                     Environmental Laws.  Except as disclosed on Schedule 4.6, and subject to Section 6.20(f), to DEPI’s knowledge, each Company’s and Subsidiary’s, and DEPI’s and DOTEPI’s, ownership, use and operation of its respective Assets is in compliance with all applicable Environmental Laws, except such failures to comply as, individually or in the aggregate, would not have a Material Adverse Effect.  Except as disclosed on Schedule 4.6, and except for contamination that would not, individually or in the aggregate, have a Material Adverse Effect, to DEPI’s knowledge there has been no contamination of groundwater, surface water or soil on the Properties resulting from hydrocarbon activities on such Properties which was required to be remediated under applicable Environmental Laws on or before the date of this Agreement for which any Company or Subsidiary or the owner of the Additional Assets would be liable but which has not been remediated.  Each of DEPI, DOTEPI and each Company has all environmental permits required for its ownership, use and operation of its Assets in compliance with applicable Environmental Laws, except such failures to have permits as, individually or in the aggregate, would not have a Material Adverse Effect.  Except as disclosed on Schedule 4.4, there are no actions, suits or proceedings pending, or to DEPI’s knowledge, threatened in writing, before any Governmental Authority or arbitrator with respect to the Assets alleging violations of Environmental Laws, or claiming remediation obligations under applicable Environmental Laws.  Notwithstanding anything to the contrary in this Section or elsewhere in this Agreement, DEPI makes no, and disclaims any, representation or warranty, express or implied, with respect to naturally occurring radioactive material (“NORM”), asbestos, mercury, drilling fluids and chemicals, and produced waters and hydrocarbons that may be present in or on the Properties or Equipment in quantities typical for oilfield operations in the areas in which the Properties and Equipment are located.  For purposes of this Agreement, “Environmental Laws” means, as the same have been amended to the date hereof, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 1471 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 11001 et seq.; and the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j, in each case as amended to the date hereof, and all similar Laws as of the date hereof of any Governmental Authority having jurisdiction over the property in question addressing pollution or protection of the environment or biological or cultural resources and all regulations implementing the foregoing.

Section 4.7                                      Compliance with Laws.  Except with respect to Environmental Laws, which are addressed in Section 4.6 and except as disclosed on Schedule 4.7, and subject to Section 6.20(f), to DEPI’s knowledge, the Companies and the Subsidiaries are in compliance with, and DEPI’s and DOTEPI’s ownership, use and operation of the Additional Assets are in compliance with, all applicable Laws, except such failures to comply as would not, individually or in the aggregate, have a Material Adverse Effect.

Section 4.8                                      Contracts.  Schedule 4.8 lists all Material Contracts.  To DEPI’s knowledge, none of the Sellers, the Companies or the Subsidiaries, nor to the knowledge of DEPI, any other Person, is in default under any Material Contract except as disclosed on Schedule 4.8 and except such defaults as would not, individually or in the aggregate, have a Material Adverse Effect.  To DEPI’s knowledge, all Material Contracts are in full force and effect.  Except as disclosed on Schedule 4.8, there are no Contracts with Affiliates of Sellers (other than the Companies or Subsidiaries) that will be binding on any Company or Subsidiary or the Assets after Closing.  Except as disclosed on Schedule 4.8, there are no futures, options, swaps or other derivatives with respect to the sale of production that will be binding on any Company or the Assets after Closing.  Except as disclosed on Schedule 4.8, as of the date identified on such Schedule, there were no contracts for the purchase, sale or exchange of oil, gas or other hydrocarbons produced from or attributable to the Properties that will be binding on Purchaser, the Companies, the Subsidiaries or the Assets after Closing that Purchaser (or the applicable Company or Subsidiary) will not be entitled to terminate at will (without penalty) on ninety (90) days notice or less.  No notice of default or breach has been received or delivered by any Seller under any Material Contract, the resolution of which is currently outstanding, and no currently effective notices have been received by any Seller of the exercise of any premature termination, price redetermination, market-out or curtailment of any Material Contract.

Section 4.9                                     Payments for Production.  Except as disclosed on Schedule 4.9 and subject to the covenant in Section 6.11, none of the Sellers, the Companies or the Subsidiaries are obligated by virtue of a take or pay payment, advance payment or other similar payment (other than royalties, overriding royalties and similar arrangements established in the Leases or reflected on Exhibit B-1, Exhibit B-2, Exhibit D-1 or Exhibit D-2), to deliver oil or gas, or proceeds from the sale thereof, attributable to the Sellers’, Companies’ or Subsidiaries’ interest in the Properties at some future time without receiving payment therefor at or after the time of delivery.

Section 4.10                               Production Imbalances.  Except with respect to Properties and in the amounts set forth on Schedule 4.10, as of the dates set forth on such Schedule, there were no imbalances with respect to the Properties arising from overproduction or underproduction or overdeliveries or underdeliveries or other imbalance arising at the wellhead, pipeline, gathering system, transportation system, processing plant or other location.

Section 4.11                               Consents and Preferential Purchase Rights.  There are no preferential rights to purchase or required third Person consents to assignment, which may be applicable to the sale of Shares and Additional Assets by Sellers as contemplated by this Agreement, except for consents and approvals of Governmental Authorities that are customarily obtained after Closing, those approvals described in Section 6.7, and as set forth on Schedule 4.11.

Section 4.12                               Liability for Brokers’ Fees.  Purchaser, the Companies and the Subsidiaries shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Sellers, the Companies or the Subsidiaries prior to Closing, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation to an intermediary in connection with the negotiation, execution or delivery of this Agreement or any agreement or transaction contemplated hereby.

Section 4.13                               Equipment and Personal Property

(a)                                  All currently producing Wells and Equipment are in an operable state of repair adequate to maintain normal operations in accordance with past practices, ordinary wear and tear excepted.  Subject to Section 6.20(f), DEPI, DOTEPI and each Company and Subsidiary have all material easements, rights of way, licenses and authorizations, from Governmental Authorities necessary to access, construct, operate, maintain and repair the Wells and Equipment in the ordinary course of business as currently conducted by such Persons and in material compliance with all Laws, except such failures as would not individually or in the aggregate have a Material Adverse Effect.

(b)                                 With respect to Additional Equipment, hydrocarbon production and inventory, DEPI’s and DOTEPI’s title as of the date hereof is, and as of the Closing Date, shall be transferred to Purchaser, free and clear of liens and encumbrances other than Permitted Encumbrances.  To DEPI’s knowledge, the Sellers or Companies or Subsidiaries have such title to the Midstream Assets as would be deemed adequate by a reasonable and prudent owner of assets similar to the Midstream Assets.

Section 4.14                                Operation of the E&P Business.  Except as described in Schedule 4.14, since December 31, 2006, the Assets have been operated only in the ordinary course of business consistent with past practices of DEPI, DOTEPI and the Companies.

Section 4.15                                Non-Consent Operations.  No Seller , Company or Subsidiary has elected not to participate in any operation or activity proposed with respect to the Assets which could result in any of such Person’s interest in any Assets becoming subject to a penalty or forfeiture as a result of such election not to participate in such operation or activity, except to the extent reflected in the Net Revenue Interest and Working Interest for such Asset set forth in Exhibit B-2 or Exhibit D-2.

Section 4.16                                Outstanding Capital Commitments.  As of the date of this Agreement, there are no outstanding AFEs or other commitments for capital expenditures (except as expressly set forth in the terms of a Contract) which are binding on any Seller, Company or Subsidiary with respect to any Asset and which DEPI reasonably anticipates will individually require expenditures by the owner of such Asset after the Effective Date in excess of Two Million dollars ($2,000,000), other than those shown on Schedule 4.16.

Section 4.17                                Insurance.  Schedule 4.17 lists all the insurance policies maintained by Sellers, the Companies and the Subsidiaries with respect to the Assets.

Section 4.18                                Absence of Certain Changes.  Since December 31, 2006, (a) there has not been any reduction in the rate of production of oil, gas or condensate from the Properties which would constitute a Material Adverse Effect, (b) there has not been any reduction or write-down in the reserves estimated for the Properties (which reduction or write-down is not reflected in the Reserve Report) that would constitute a Material Adverse Effect, or (c) there has not been any damage, destruction or loss with respect to the Assets that would constitute a Material Adverse Effect that is not addressed by the terms of Section 12.4.

Section 4.19                                Limitations

(a)                                  Except as and to the extent expressly set forth in Article 3, this Article 4 or in the certificate of Sellers to be delivered pursuant to Section 8.2(j), or DEPI’s or DOTEPI’s special warranty of title in the Conveyances, (i) Sellers make no representations or warranties, express or implied, and (ii) Sellers expressly disclaim all liability and responsibility for any representation, warranty, statement or information made or communicated (orally or in writing) to Purchaser or any of its Affiliates, employees, agents, consultants or representatives (including, without limitation, any opinion, information, projection or advice that may have been provided to Purchaser by any officer, director, employee, agent, consultant, representative or advisor of Sellers or any of their Affiliates).

(b)                                 EXCEPT AS EXPRESSLY REPRESENTED OTHERWISE IN ARTICLE 3, THIS ARTICLE 4 OR IN THE CERTIFICATE OF SELLERS TO BE DELIVERED AT CLOSING PURSUANT TO SECTION 8.2(J), OR DEPI’S OR DOTEPI’S SPECIAL WARRANTY OF TITLE IN THE CONVEYANCES, WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SELLERS (1) MAKE NO AND EXPRESSLY DISCLAIM ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO

(I) TITLE TO ANY OF THE ASSETS, (II) THE CONTENTS, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, OR ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT, OR ANY GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE ASSETS, (III) THE QUANTITY, QUALITY OR RECOVERABILITY OF PETROLEUM SUBSTANCES IN OR FROM THE ASSETS, (IV) THE EXISTENCE OF ANY PROSPECT, RECOMPLETION, INFILL OR STEP-OUT DRILLING OPPORTUNITIES, (V) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (VI) THE PRODUCTION OF PETROLEUM SUBSTANCES FROM THE ASSETS, OR WHETHER PRODUCTION HAS BEEN CONTINUOUS, OR IN PAYING QUANTITIES, OR ANY PRODUCTION OR DECLINE RATES, (VII) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS, (VIII) INFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHT, OR (IX) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO PURCHASER OR ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, CONSULTANTS, REPRESENTATIVES OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO, AND (2) FURTHER DISCLAIM ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE  OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY EQUIPMENT, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES HERETO THE ASSETS ARE BEING TRANSFERRED “AS IS, WHERE IS,” WITH ALL FAULTS AND DEFECTS, AND THAT PURCHASER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS PURCHASER DEEMS APPROPRIATE.

(c)                                  Any representation “to the knowledge of DEPI” or “to DEPI’s knowledge” is limited to matters within the actual knowledge of the individuals identified on Schedule 4.16(c).  Actual knowledge only includes information actually personally known by such individual.

(d)                                 Inclusion of a matter on a schedule attached hereto with respect to a representation or warranty that addresses matters having a Material Adverse Effect shall not be deemed an indication that such matter does, or may, have a Material Adverse Effect.  Schedules may include matters not required by the terms of the Agreement to be listed on the Schedule, which additional matters are disclosed for purposes of information only, and inclusion of any such matter does not mean that all such matters are included.  As used herein, “Material Adverse Effect” means a material adverse effect on the ownership, operation or financial condition of the E&P Business, taken as a whole; provided, however, that Material Adverse Effect shall not include material adverse effects resulting from general changes in oil and gas prices; general changes in industry, economic or political conditions, or markets; changes in condition or developments generally applicable to the oil and gas industry in any area or areas where the Assets are located; acts of God, including hurricanes and storms; acts or failures to act of Governmental Authorities (where not caused by the willful or negligent acts of Sellers or the Companies); civil unrest or similar disorder; terrorist acts; changes in Laws; effects or changes that are cured or no longer exist by the earlier of the Closing and the termination of this Agreement pursuant to Article 11; and changes resulting from the announcement of the transactions contemplated hereby or the performance of the covenants set forth in Article 6 hereof.

(e)                                  A matter scheduled as an exception for any representation shall be deemed to be an exception to all representations for which it is relevant. The duplication or cross-referencing of any disclosures made in the Schedules shall not, in any instance or in the aggregate, effect a waiver of the foregoing statement.  Headings have been provided for the sections of the Schedules for convenience of reference only and shall to no extent have the effect of amending or changing any express description of the sections set forth in this Agreement.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Sellers the following:

Section 5.1                                      Existence and Qualification.  Purchaser is a limited liability company organized, validly existing and in good standing under the Laws of Delaware.

Section 5.2                                      Power.  Purchaser has the limited liability company power to enter into and perform its obligations under this Agreement (and all documents required to be executed and delivered by Purchaser at Closing) and to consummate the transactions contemplated by this Agreement (and such documents).

Section 5.3                                      Authorization and Enforceability.  The execution, delivery and performance of this Agreement (and all documents required to be executed and delivered by Purchaser at Closing), and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary limited liability company action on the part of Purchaser.  This Agreement has been duly executed and delivered by Purchaser (and all documents required to be executed and delivered by Purchaser at Closing will be duly executed and delivered by Purchaser) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Purchaser, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 5.4                                      No Conflicts.  The execution, delivery and performance of this Agreement by Purchaser, and the consummation of the transactions contemplated by this Agreement, will not (i) violate any provision of the certificate of formation or limited liability company agreement (or other governing instruments) of Purchaser, (ii) result in a material default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any material note, bond, mortgage, indenture, or other financing instrument to which Purchaser is a party or by which it is bound, (iii) violate any judgment, order, ruling, or regulation applicable to Purchaser as a party in interest or (iv) violate any Law applicable to Purchaser, except any matters described in clauses (ii), (iii) or (iv) above which would not have a material adverse effect on Purchaser or its properties.

Section 5.5                                      Consents, Approvals or Waivers.  The execution, delivery and performance of this Agreement by Purchaser will not be subject to any consent, approval or waiver from any Governmental Authority or other third Person except for the approval and waiting period requirements under the Hart-Scott-Rodino Act.

Section 5.6                                      Litigation.  There are no actions, suits or proceedings pending, or to Purchaser’s knowledge, threatened in writing before any Governmental Authority or arbitrator against Purchaser or any Affiliate of Purchaser which are reasonably likely to impair or delay materially Purchaser’s ability to perform its obligations under this Agreement.

Section 5.7                                      Financing.

(a)                                  At Closing, Purchaser will have sufficient cash, available lines of credit or other sources of immediately available funds (in United States dollars) to enable it to pay the Closing Payment to Sellers at the Closing.

(b)                                 Prior to the execution of this Agreement, Purchaser has received and delivered to Sellers a true and complete copy of the commitment letter from Royal Bank of Canada (the “Commitment Letter”) and a true and complete copy of the Class D Unit and Unit Purchase Agreement by and among Linn Energy, LLC and the purchasers named therein (the “Equity Agreement”) that relate to the provision of all of the financing required by Purchaser to pay the Unadjusted Purchase Price, as it may be adjusted pursuant to this Agreement, and any other amounts payable under this Agreement, and all agreements, arrangements or undertakings related to the Commitment Letter and Equity Agreement to which Purchaser or any of its Affiliates is a party (whether contained in a fee letter or otherwise), excluding any actual fee payment amounts (collectively, the “Commitment Documents”).  The Commitment Documents are in effect and neither Purchaser nor any of its Affiliates has agreed to any material amendment or modification thereof that would adversely affect Purchaser’s ability to obtain financing as contemplated thereby and neither Purchaser nor any of its Affiliates is in material breach or default thereunder.  Purchaser and/or its Affiliates are in a position to satisfy all conditions under the Commitment Documents to the extent such conditions are within their control.  The aggregate proceeds of the financings to which the Commitment Documents relate are sufficient to pay the Purchase Price.

Section 5.8                                      Investment Intent.  Purchaser is acquiring the Interests for its own account and not with a view to their sale or distribution in violation of the Securities Act of 1933, as amended, the rules and regulations thereunder, any applicable state blue sky Laws, or any other applicable securities Laws.

Section 5.9                                      Independent Investigation.  Purchaser is (or its advisors are) experienced and knowledgeable in the oil and gas business and aware of the risks of that business.  Purchaser acknowledges and affirms that (i) as of the date hereof, it has made all such independent investigation, verification, analysis and evaluation of the Companies, the Subsidiaries and the Assets as it deems necessary or appropriate to enter into this Agreement, and (ii) it has made all such reviews and inspections of the Assets and the business, books and records, results of operations, conditions (financial or otherwise) and prospects of the Companies and the Subsidiaries as it has deemed necessary or appropriate to execute and deliver this Agreement and

(iii) prior to Closing, it will make further independent investigations, inspections and evaluations of the Assets as it deems necessary or appropriate to consummate the transactions contemplated hereby.  Except for the representations and warranties expressly made by DEPI in Articles 3 and 4 of this Agreement, or in the certificate to be delivered to Purchaser pursuant to Section 8.2(j) of this Agreement or the Conveyances, Purchaser acknowledges that there are no representations or warranties, express or implied, as to the financial condition, Assets, liabilities, equity, operations, business or prospects of the Companies, the Subsidiaries or the Additional Assets and that in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser has relied solely upon its own independent investigation, verification, analysis and evaluation.

Section 5.10                                Liability for Brokers’ Fees.  Sellers, and, prior to Closing, the Companies and the Subsidiaries, shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Purchaser, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation to an intermediary in connection with the negotiation, execution or delivery of this Agreement or any agreement or transaction contemplated hereby.

Section 5.11                                Qualification.  Purchaser is or as of the Closing will be qualified under applicable Laws to hold Leases, rights of way and other rights issued by the United States government, and by other Governmental Authorities, which are included in the Assets.

ARTICLE 6
COVENANTS OF THE PARTIES

Section 6.1                                      Access.  Sellers will give Purchaser and its representatives access to the Assets (and to personnel and representatives of Sellers responsible for the Assets at such periodic meetings as Purchaser may reasonably request and arrange in advance through DEPI subject to the consent of DEPI, which consent shall not be withheld unreasonably) and access to and the right to copy, at Purchaser’s expense, the Records in Sellers’ possession, for the purpose of conducting a confirmatory review of the E&P Business, but only to the extent that Sellers may do so without (i) violating applicable Laws, including the Hart-Scott-Rodino Act, or (ii) violating any obligations to any third Person and to the extent that Sellers have authority to grant such access without breaching any restriction binding on Sellers.  Such access by Purchaser shall be limited to Sellers’ normal business hours, and Purchaser’s investigation shall be conducted in a manner that minimizes interference with the operation of the E&P Business or the business of Sellers.  Purchaser shall be entitled to conduct a Phase I or similar environmental assessment of the Properties and Equipment and may conduct visual inspections, record reviews and interviews relating to the Properties and Equipment, including their condition and compliance with Environmental Laws, subject to receipt of the necessary permission as described above.  Purchaser’s right of access shall not entitle Purchaser to operate Equipment or conduct intrusive testing or sampling.  All information obtained by Purchaser and its representatives under this Section 6.1 shall be subject to the terms of that certain confidentiality agreement between Dominion Resources, Inc. and Purchaser dated June 13, 2007 (the “Confidentiality Agreement”) and any applicable privacy laws regarding personal information.

Section 6.2                                      Notification of Breaches.  Until the Closing,

(a)                                  Purchaser shall notify Sellers promptly after Purchaser obtains actual knowledge that any representation or warranty of DEPI contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Sellers prior to or on the Closing Date has not been so performed or observed in any material respect; and

(b)                                 Sellers shall notify Purchaser promptly after any Seller obtains actual knowledge that any representation or warranty of Purchaser contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Purchaser prior to or on the Closing Date has not been so performed or observed in a material respect.

If any of Purchaser’s or DEPI’s representations or warranties is untrue or shall become untrue in any material respect between the date of execution of this Agreement and the Closing Date, or if any of Purchaser’s or Sellers’ covenants or agreements to be performed or observed prior to or on the Closing Date shall not have been so performed or observed in any material respect, but if such breach of representation, warranty, covenant or agreement shall (if curable) be cured by the Closing (or, if the Closing does not occur, by the date set forth in Section 11.1), then such breach shall be considered not to have occurred for all purposes of this Agreement.

Section 6.3                                      Press Releases.  Until the Closing, neither Sellers nor Purchaser, nor any Affiliate of any of them, shall make any press release regarding the existence of this Agreement, the contents hereof or the transactions contemplated hereby without the prior written consent of the Purchaser (in the case of announcements by Sellers or their Affiliates) or DEPI (in the case of announcements by Purchaser or its Affiliates); provided, however, the foregoing shall not restrict disclosures by Purchaser or Sellers or any of their Affiliates (i) to the extent that such disclosures are required by applicable securities or other Laws or the applicable rules of any stock exchange having jurisdiction over the disclosing Party or its Affiliates or (ii) to Governmental Authorities and third Persons holding preferential rights to purchase, rights of consent or other rights that may be applicable to the transactions contemplated by this Agreement, as reasonably necessary to provide notices, seek waivers. amendments or terminations of such rights, or seek such consents.  Sellers and Purchaser shall each be liable for the compliance of their or its respective Affiliates with the terms of this Section 6.3.

Section 6.4                                      Operation of Business.  Except as provided in the 2007 business and budget plan document attached hereto as Schedule 6.4 (the “2007 Plan”), or as may be required in connection with Sections 6.8, 6.9, 6.11, 6.12, 6.13, 6.15 and 6.20, until the Closing, DEPI and DOTEPI each shall, and the applicable Sellers shall cause the Companies and the Subsidiaries to each, operate its business with respect to the Assets in the ordinary course, and, without limiting the generality of the preceding, shall:

(a)                                  not transfer, sell, hypothecate, encumber or otherwise dispose of any of the Assets, except for (A) sales and dispositions of oil and gas and equipment and materials made in the ordinary course of business and (B) other sales and dispositions individually not exceeding Two Million Five Hundred Thousand dollars ($2,500,000); and

(b)                                 not terminate, materially amend, execute or extend any contracts reasonably expected to generate gross revenues per year for the owner of the Assets or to require expenditures per year chargeable to the owner of the Assets in excess of Five Million dollars ($5,000,000), other than the execution or extension of a contract for the sale or exchange of oil, gas and/or other hydrocarbons terminable on ninety (90) days or shorter notice;

(c)                                  maintain insurance coverage on the Assets in the amounts and of the types currently in force;

(d)                                 use commercially reasonable efforts to maintain in full force and effect all Leases, that are capable of producing in paying quantities; and

(e)                                  maintain all material governmental permits and approvals affecting the Assets.

Requests for approval of any action restricted by this Section 6.4 shall be delivered to either of the following individuals, each of whom shall have full authority to grant or deny such requests for approval on behalf of Purchaser:

Arden Walker Senior Vice President Western Operations Email: awalker@linnenergy.com Phone: (281) 605-4106 Fax: (281) 605- 4196	Mark Ellis Executive Vice President and Chief Operating Officer Email: mellis@linnenergy.com Phone: (281) 605-4116 Fax: (281) 605-4186

Purchaser’s approval of any action restricted by this Section 6.4 shall not be unreasonably withheld or delayed and shall be considered granted within ten (10) days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in Sellers’ notice) of Sellers’ notice to Purchaser requesting such consent unless Purchaser notifies Sellers to the contrary during that period.  Notwithstanding the foregoing provisions of this Section 6.4, in the event of an emergency, Sellers may take such action as reasonably necessary and shall notify Purchaser of such action promptly thereafter.

Section 6.5                                      Conduct of the Companies and the Subsidiaries.  Except as provided in the 2007 Plan, or on Schedule 6.5, or as may be required in connection with Sections 6.8, 6.9, 6.11, 6.12, 6.13, 6.15, 6.20 and 9.9, until the Closing, the applicable Sellers shall not permit any Company or any Subsidiary to do any of the following without the prior written consent of Purchaser:

(a)                                  amend its charter, by-laws or equivalent governing instruments;

(b)                                 issue, redeem or otherwise acquire any shares of its capital stock or issue any option, warrant or right relating to its capital stock or any securities convertible into or exchangeable for any shares of capital stock, declare or pay any stock-split, or declare or pay any dividend or make any other payment or distribution to any Seller or other Affiliate except cash and Excluded Assets; provided, however, that capital stock may be issued in conjunction with the capitalization of Company debt pursuant to Section 6.8, in which event such additional stock shall become part of the Shares delivered at Closing;

(c)                                  incur or assume any indebtedness for borrowed money (a “Loan”) or guarantee any such indebtedness (excluding, for the avoidance of doubt, contractual or statutory joint and several liability obligations for joint operations, accounts payable incurred in the ordinary course of business and indebtedness to or guarantees for another Company), which Loan or guaranty will remain in effect after Closing;

(d)                                 make an equity investment in any other Person (except investments in another Company or Subsidiary);

(e)                                  make any change in any method of accounting or accounting principles other than those required by the Accounting Principles;

(f)                                    acquire by merger or consolidation or purchase of equity interests any corporation, partnership, association or other business organization or division thereof;

(g)                                 enter into any settlement of any material issue with respect to any assessment or audit or other administrative or judicial proceeding with respect to Taxes for which Purchaser may have liability under Article 9;

(h)                                 make any Loan (excluding, for the avoidance of doubt, (i) accounts receivable in the ordinary course of business, (ii) advances or cash call payments to the operator as required under applicable operating agreements, (iii) advances as operator on behalf of co-owners for costs under applicable operating agreements, (iv) Loans to another Company or Subsidiary or (v) other loans in the ordinary course of business, such as Loans to employees for the purchase of computers and natural gas appliances) to any Person;

(i)                                     terminate or voluntarily relinquish any permit, license or other authorization from any Governmental Authority necessary for the conduct of the E&P Business except in the ordinary course of business;

(j)                                     grant any bonus or increase in salary to any employee of any Company or any Subsidiary, except (i) as required by existing employment contracts, plans or arrangements, (ii) normal annual adjustments and bonuses in the normal course of business consistent with recent practice, and (iii) any extraordinary adjustments required for retention purposes consistent with industry practice that will be the sole obligation of Sellers and shall not be taken into account to the extent that they provide enhancements of benefits to the Available Employees for purposes of determining comparability under Section 10.2(a);

(k)                                  establish, materially amend or terminate any Employee Plan for employees of such Company or Subsidiary, except changes generally affecting plans covering both employees of such Company or Subsidiary and employees of its Affiliates, or consistent with then-current industry practice (provided that such new Employee Plan or amendments after the date hereof shall not be taken into account for purposes of determining comparability under Section 10.2(a)); or

(l)                                     agree to do any of the foregoing.

Requests for approval of any action restricted by this Section 6.5 shall be delivered to either of the following individuals, each of whom shall have full authority to grant or deny such requests for approval on behalf of Purchaser:

Arden Walker Senior Vice President Western Operations Email: awalker@linnenergy.com Phone: (281) 605-4106 Fax: (281) 605- 4196	Mark Ellis Executive Vice President and Chief Operating Officer Email: mellis@linnenergy.com Phone: (281) 605-4116 Fax: (281) 605-4186

Purchaser’s approval of any action restricted by this Section 6.5 shall not be unreasonably withheld or delayed and shall be considered granted within ten (10) days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in Sellers’ notice) of Sellers’ notice to Purchaser requesting such consent unless Purchaser notifies Sellers to the contrary during that period.

Section 6.6                                      Indemnity Regarding Access.  Purchaser agrees to indemnify, defend and hold harmless Sellers, its Affiliates (including until Closing the Companies and the Subsidiaries), the other owners of interests in the Properties, and all such Persons’ directors, officers, employees, agents and representatives from and against any and all claims, liabilities, losses, costs and expenses (including court costs and reasonable attorneys’ fees), including claims, liabilities, losses, costs and expenses attributable to personal injury, death, or property damage, arising out of or relating to access to the Assets prior to the Closing by Purchaser, its Affiliates, or its or their directors, officers, employees, agents or representatives, even if caused in whole or in part by the negligence (whether sole, joint or concurrent), strict liability or other legal fault of any indemnified Person.

Section 6.7                                      Governmental Reviews.  Sellers and Purchaser shall make filings required under the Hart-Scott-Rodino Act within fifteen (15) days of the date of this Agreement and each shall in a timely manner make (or cause its applicable Affiliate to make) (i) all required filings and prepare applications to and conduct negotiations with, each Governmental Authority as to which such filings, applications or negotiations are necessary or appropriate in the consummation of the transactions contemplated hereby and (ii) provide such information as the other may reasonably request in order to make such filings, prepare such applications and conduct such negotiations.  Each Party shall cooperate with and use all reasonable efforts to assist the other with respect to such filings, applications and negotiations.  Purchaser shall bear the cost of all filing or application fees payable to any Governmental Authority with respect to the transactions contemplated by this Agreement, regardless of whether Purchaser, any Seller, any Company or any Affiliate of any of them is required to make the payment.

Without limiting the generality of the preceding, prior to Closing, Purchaser shall take all such actions as are required to qualify to hold government Leases, rights-of-way and other rights included in the Assets and to meet any other requirements to receive and hold such Assets.

Promptly after Closing, Purchaser and Sellers shall make all required filings with the U.S. Bureau of Land Management, U.S. Bureau of Indian Affairs, and other Governmental Authorities to properly assign and transfer government leases, operating rights and right of ways and any other related Additional Assets.  Purchaser shall make all other required filings with any Governmental Authorities after Closing with respect to the transactions contemplated by this Agreement, including filing all required operator registration and change in operator, designation of operator and designation of applicant forms, and shall send all statutorily required notices with respect to Properties presently operated by DEPI or DOTEPI.  Purchaser shall also arrange for all bonds, letters of credit and guarantees required with respect to the ownership or operation of the Assets to be posted on or before Closing, as described in Section 13.5.

Section 6.8                                      Intercompany Indebtedness.  Sellers and their Affiliates (other than the Companies and Subsidiaries) shall (i) either capitalize or cause each Company and Subsidiary to settle by cash payment any net indebtedness of such Company or Subsidiary to Sellers or to any other Affiliates (other than the Companies or Subsidiaries) and (ii) repay any net indebtedness of Sellers or any such Affiliate to each Company and Subsidiary, excluding, however, accounts payable for the purchase of goods or services, or employment-related costs, or other ordinary course of business expenses owing to any Affiliate with respect to any period after the Effective Date which are subject to adjustment pursuant to Section 2.3(h) and shall be paid by virtue of such adjustment.  Such elimination of inter-Affiliate indebtedness shall be accomplished by entries recorded by Sellers and their Affiliates in their accounting system in September, 2007, to be effective as of the Closing.

Section 6.9                                      Third Person Indebtedness.  At or prior to Closing, Sellers shall have satisfied or caused the Companies and the Subsidiaries to satisfy all outstanding indebtedness owing by the Companies and the Subsidiaries pursuant to third Person Loans, including Loans described on Schedule 6.9, excluding, for the avoidance of doubt, accounts payable in the ordinary course of business and Loans from another Company or Subsidiary.

Section 6.10                                Operatorship.  Within thirty (30) days after execution of this Agreement, DEPI and DOTEPI shall each send notices (in form and substance reasonably acceptable to Purchaser) to all co-owners of the Additional Properties that it currently operates indicating that it is resigning as operator contingent upon and effective at Closing, and nominating and recommending Linn Operating, Inc., a wholly owned subsidiary of Purchaser, as successor operator.  Neither DEPI nor DOTEPI makes any representation or warranty as to Linn Operating, Inc.’s ability to succeed to operatorship of these Additional Properties.

Section 6.11                                Volumetric Production Payments.  The volumetric production payment contracts identified on Schedule 4.9 shall be purchased by Sellers or their Affiliates on or prior to the Effective Date and replaced effective at the end of the Effective Date with new volumetric production payments on the terms set forth on Schedule 6.11, which volumetric production payments shall burden the Assets at Closing.

Section 6.12                                Hedges.  At or prior to Closing, Sellers and their Affiliates shall eliminate or cause the Companies and the Subsidiaries to eliminate all futures, options, swaps and other derivatives with respect to the sale of production from the Assets that are currently binding on any Company or Subsidiary or the Assets.

Section 6.13                                Vehicles and Equipment.  At or prior to the Closing, Sellers or Affiliates of Sellers will exercise available options under applicable lease agreements to terminate such agreements and to purchase certain vehicles, computers, and software leased thereunder by or on behalf of the Companies and the Subsidiaries or otherwise for use in the operation of the E&P Business, expending up to the amount specified in Section 2.3(d), which vehicles, computers and software shall then be included in the Assets at Closing.  At Closing, Purchaser shall reimburse Sellers for such purchase costs and any other costs or expenses related thereto (the “Computer/Vehicle Buy-Out Costs”), as an adjustment to the Interest Unadjusted Purchase Price in accordance with Section 2.3(d).

Section 6.14                                Further Assurances.

(a)                                  After Closing, Sellers and Purchaser each agrees to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other for carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement.

(b)                                 The Parties acknowledge that the exhibits and schedules to the assignments referenced in Section 6.20(a) and the Conveyances and Assignments to be delivered by Sellers at Closing pursuant to Sections 8.2 (d) and (e) may contain inadvertent errors.  To the extent that any such errors are discovered after Closing by either Party, it will promptly notify the other Party.  If Purchaser determines in its reasonable sole discretion that corrections are required to be made to correct errors contained in the exhibits and schedules to the Conveyances and Assignments, Purchaser will notify Sellers and the Sellers will, at Sellers’ sole cost and expense within thirty (30) days of receipt of notice from Purchaser, take all action reasonably required to make the necessary corrections to such exhibits and schedules.  Within five (5) Business Days of Purchaser’s approval of such corrective documentation, Sellers shall cause DEPI or DOTEPI (as required) to execute the same and shall return the executed corrective documentation to Purchaser.  Nothing in this Section modifies or obviates the requirements of the Parties pursuant to Section 6.14(a).

Section 6.15                                Certain Beneficial Interests.

(a)                                  Except as provided in Section 6.15(c) below, until the Closing, DEPI shall not permit DEPI I, LP to assign, transfer, encumber or otherwise dispose of all or any part of the DEPI Texas Beneficial Interests in the possession of DEPI I, LP as of the date hereof, except to the extent that such assignment, transfer, encumbrance or other disposition is made in conjunction with an assignment, transfer, encumbrance or other disposition by DEPI of a corresponding interest in the Additional Asset associated with such DEPI Texas Beneficial Interests that is allowed by the terms and conditions of Sections 6.4 and 6.5.

(b)                                 Except as provided in Section 6.15(c) below, until the Closing, DOTEPI shall not permit DNG I, LP to assign, transfer, encumber or otherwise dispose of all or any part of the DOTEPI Texas Beneficial Interests in the possession of DNG I, LP as of the date hereof, except to the extent that such assignment, transfer, encumbrance or other disposition is made in conjunction with an assignment, transfer, encumbrance or other disposition by DOTEPI of a corresponding interest in the Additional Asset associated with such DOTEPI Texas Beneficial Interests that is allowed by the terms and conditions of Sections 6.4 and 6.5.

(c)                                  Prior to the Closing, DEPI shall cause DEPI I, LP to undergo a multi-survivor merger under which DEPI I, LP is survived by two or more limited partnerships, each with the same ownership as DEPI I, LP, and one of which holds the DEPI Texas Beneficial Interests (“DEPI Survivor LP”).  The issued and outstanding partnership interests of DEPI Survivor LP shall then become Shares for all purposes of this Agreement and shall be transferred to two Delaware limited liability companies (the “Purchaser Subs”), each of which is wholly-owned by an Affiliate of Purchaser that is directly or indirectly wholly-owned by Purchaser (“Purchaser Holdco”), as part of the Interests at Closing.  Prior to Closing, DOTEPI shall cause DNG I, LP to undergo a multi-survivor merger under which DNG I, LP is survived by two or more limited partnerships, each with the same ownership as DNG I, LP, and one of which holds the DOTEPI Texas Beneficial Interests (“DOTEPI Survivor LP”, and, together with DEPI Survivor LP, the “Survivor LPs”).  The issued and outstanding partnership interests of DOTEPI Survivor LP shall then become Shares for all purposes of this Agreement and shall be transferred to the Purchaser Subs as part of the Interests at Closing.  DEPI shall bear and shall indemnify and hold harmless Purchaser and the Companies from and against all costs incurred in connection with the multi-survivor mergers described in this Section.

(d)                                 Within 10 days following the Closing Date, Purchaser will cause each of the Purchaser Subs to merge with and into Purchaser Holdco.

(e)                                  Notwithstanding Section 6.15(c) and Section 6.15(d), the Sellers may in their sole discretion cause the Survivor LPs to sell their respective assets directly to Purchaser Holdco in lieu of consummating the transactions described in Section 6.15(c) and Section 6.15(d).

Section 6.16                                DEPI/Purchaser Transition Services Agreement.

(a)                                  Prior to Closing, Sellers and Purchaser agree to cooperate in good faith to design and implement a mutually agreeable transition plan with respect to the services listed on the schedules to the DEPI/Purchaser Transition Services Agreement.  Purchaser shall bear all costs of work prior to Closing with respect to post-Closing transition of the E&P Business to Purchaser, including any costs of performance of DEPI Services (as defined in the DEPI/Purchaser Transition Services Agreement), on the basis set forth in Schedule 1.1 to the DEPI/Purchaser Transition Services Agreement where applicable and, if not otherwise described in Schedule 1.1 or this Section 6.16, shall reimburse DEPI in an amount equal to (i) 1.7 multiplied by the Hourly Labor Costs (as defined in the DEPI/Purchaser Transition Services Agreement) of the personnel of DEPI and its Affiliates providing the service multiplied by the number of hours in a relevant month such personnel spent providing such services plus (ii) all other out-of-pocket, third party or AFE costs incurred by DEPI or its Affiliates in providing the services described in this Section.

(b)                                 Purchaser shall reimburse DEPI for amounts paid by Sellers or their Affiliates but for which Purchaser is responsible under the terms of this Section no later than seven (7) calendar days after the Purchaser’s receipt of an invoice from DEPI stating Purchaser’s liability therefor.  Such invoices may be delivered after Closing, and the charges may be combined with charges for “DEPI Services” under the DEPI/Purchaser Transaction Services Agreement in a single invoice, if DEPI so elects.  The terms of Sections 1.3 and 8.1 of the DEPI/Purchaser Transition Services Agreement shall apply to the services performed under this Section and shall be incorporated herein by reference as if set out herein in full.

Section 6.17                                Stonewater Pipeline Interests.  Prior to the Closing, (i) DOTEPI and LDNG shall cause Stonewater Pipeline Company, L.P. to transfer to DOTEPI all of its right, title and interest in the Stonewater Pipeline Interests and (ii) DOTEPI shall transfer the Stonewater Pipeline Interests to Dominion Gas Marketing, LLC.

Section 6.18                                Financial Statements.

(a)                                  Sellers shall use their commercially reasonable efforts to prepare, as soon as practicable after the date of this Agreement, but no later than October 1, 2007, and at the sole cost and expense of Purchaser, statements of revenues and direct operating expenses for the E&P Business for up to the most recent three (3) fiscal years ending prior to the Closing Date and all notes and schedules related thereto (including a footnote satisfying the requirements of FAS 69) in accordance with the rules and regulations adopted by the Securities and Exchange Commission (the “SEC”), but only to the extent that such statements and notes will be required of Purchaser or any of its Affiliates in connection with any required Form 8-K filing with the SEC pursuant to the Securities and Exchange Act of 1934 (the “Exchange Act”) related to the transactions contemplated by this Agreement, together with any quarterly or interim period statement of revenues and direct operating expenses (in accordance with the rules and regulations adopted by the SEC) required in connection with such Form 8-K filing (collectively, the “Statements of Revenues and Expenses”).  If requested by Deloitte & Touche LLP, Seller’s external auditor (“Deloitte”), Sellers shall execute and deliver to Deloitte such representation letters, in form and substance customary for representation letters provided to external audit firms by management of the company whose financial statements are the subject of an audit or are the subject of a review pursuant to Statement of Auditing Standards 100 (Interim Financial Information), as may be reasonably requested by Deloitte, with respect to the Statement of Revenue and Expenses, provided, however, that Purchaser shall provide customary indemnity for any officer of any Seller executing and delivering such representation letters to Deloitte.  If requested by Deloitte, Purchaser shall execute and deliver to Deloitte such representation letters, in form and substance customary for representation letters provided to external audit firms by management of the company whose financial statements are the subject of an audit or are the subject of a review pursuant to Statement of Auditing Standards 100 (Interim Financial Information), as may be reasonably requested by Deloitte, with respect to the Statement of Revenue and Expenses.  Sellers will provide suitable electronic detail in the form of lease operating statements by property adequately supporting all statements provided.

(b)                                 Promptly after the date of this Agreement, Sellers shall request Deloitte, after discussing specifications with Purchaser, to (i) perform an audit of the Statements of Revenues and Expenses (other than the quarterly or interim statements for 2007) on Purchaser’s behalf and to issue its opinion with respect to such Statements of Revenues and Expenses for the period(s) specified by Purchaser (such Statements of Revenues and Expenses and related audit opinions being hereinafter referred to as the “Audited Statements of Revenue and Expenses”)

and (ii) provide its written consent for the use of its audit reports with respect to Statements of Revenues and Expenses in any registration statement, report or other document filed by Linn Energy, LLC or any of its Affiliates with the SEC.  Purchaser shall bear all fees charged by Deloitte pursuant to such engagement.  Both DEPI, DRI or one of their Affiliates and Purchaser shall sign an engagement letter for Deloitte and provide such information as may be reasonably requested from time to time by Deloitte.  Sellers shall reasonably cooperate in the completion of such audit and delivery of the Audited Statements of Revenue and Expenses to Purchaser or any of its Affiliates as soon as reasonably practicable, but no later than October 1, 2007.

(c)                                  Sellers shall execute and deliver to Deloitte representation letters (in form and substance customary for representation letters provided by management to external audit firms) related to the audited financial statements contemplated in  6.18(a) and (b) as may be reasonably required by Deloitte; provided, however, that Purchaser shall provide customary indemnity for any officer of any Seller executing and delivering such representation letters to Deloitte.

(d)                                 Purchaser shall promptly reimburse DEPI on behalf of Sellers and their Affiliates for all internal and external expenses incurred by Sellers and their Affiliates pursuant to this Section 6.18.

Section 6.19                                Purchaser’s Funding.  Purchaser is obtaining both equity funding (the “Equity Transaction”) and debt funding (the “Debt Transaction”) for the consummation of the transactions contemplated by this Agreement.  Purchaser agrees, in connection with such funding:

(a)                                  to use its commercially reasonable efforts to satisfy all conditions to closing (or seek a waiver of any unsatisfied condition to Closing) of each of the Equity Transaction and the Debt Transaction;

(b)                                 not to terminate voluntarily, or amend in such a manner as would be reasonably likely to materially impair or delay Purchaser’s ability to perform its obligations under this Agreement, either the agreements establishing the Equity Transaction (the “Equity Instruments”) or the agreements establishing the Debt Transaction (the “Debt Instruments”), or any party’s obligation to advance funds thereunder, provided that Purchaser may voluntarily terminate either the Equity Instruments (and Equity Transaction) or Debt Instruments (and Debt Transaction) if they are before or concurrently with such termination replaced with alternate Equity Instruments (and Equity Transaction) or Debt Instruments (and Debt Transaction) from a funding party with comparable or greater credit capability, provide for equal or greater funding, have equal or lesser conditions to Closing and do not materially impair Purchaser’s ability to perform its obligations under this Agreement when compared to the terminated instruments and transaction; and

(c)                                  to provide notice of any termination or material amendment of Equity Instruments or the Debt Instruments, or any known default by any party under any of them.

In addition, Purchaser represents and warrants that Purchaser is authorized under the terms of the Equity Instruments and the Debt Instruments to enter into the amendments contemplated by

Section 6.20(d) and Section 9.9(a) without further consent from the funding parties or their agents or representatives.

Section 6.20                                Subco Formation and Assignment.

(a)                                  Prior to the Closing (which may be on the day of Closing), (i) DEPI shall form a single member subsidiary Delaware limited liability company (“DEPI Subco”) and assign and transfer to DEPI Subco utilizing one or more instruments based upon the form of the Conveyance all the Additional Assets, except those located in the State of Texas, held by DEPI, (ii) DEPI shall form a single member subsidiary Delaware limited liability company (“DEPI Holdco”) and assign and transfer to DEPI Holdco all of its membership interests in DEPI Subco, (iii) DOTEPI shall form a single member subsidiary Delaware limited liability company (“DOTEPI Subco” and, together with DEPI Subco, the “Subcos”) and assign and transfer to DOTEPI Subco utilizing one or more instruments based upon the form of the Conveyance all the Additional Assets, except those located in the State of Texas, held by DOTEPI, and (iv) DOTEPI shall form a single member subsidiary Delaware limited liability company (“DOTEPI Holdco” and, together with DEPI Holdco, the “Holdcos”) and assign and transfer to DOTEPI Holdco all of its membership interests in DOTEPI Subco.  In connection with the assignment of the Additional Assets to the Subcos, each Subco shall assume and agree to timely fulfill, perform, pay and discharge (or cause to be timely fulfilled, performed, paid or discharged) all of the Assumed Seller Obligations associated with or with respect to the Additional Interests assigned and transferred to such Subco.

(b)                                 At the Closing, in lieu of conveying the Additional Assets, except those located in the State of Texas, to Purchaser, DEPI and DOTEPI shall assign and transfer to Purchaser at Closing all the outstanding membership interests in DEPI Holdco and DOTEPI Holdco (the “Holdco Interests”).  DEPI Holdco and DOTEPI Holdco shall become Companies for all purposes of this Agreement and DEPI Subco and DOTEPI Subco shall become Subsidiaries for all purposes of this Agreement.  The Holdco Interests shall become Shares for all purposes of this Agreement.  Notwithstanding the foregoing, except for purposes of Section 1.1 and Section 8.2(d), the Additional Assets conveyed to DEPI Subco and DOTEPI Subco pursuant to this Section 6.20 shall continue to be considered Additional Assets, and not Company Assets, for all purposes of this Agreement.

(c)                                  The form of documents to effect the formation of the Subcos and the Holdcos shall be provided by Sellers and shall be reasonably acceptable to Purchaser.

(d)                                 At or prior to the Closing, the Parties shall enter into any amendment of this Agreement necessary to reflect the provisions of this Section 6.20, including changes from a sale of Additional Assets to a sale of Holdco Interests.

(e)                                  Purchaser shall promptly reimburse DEPI on behalf of Sellers for, and indemnify, defend and hold harmless each Seller and its Affiliates from and against, any and all claims, liabilities, losses, costs, expenses, and administrative fees incurred or suffered by Sellers and their Affiliates caused by or arising out of or relating to the analysis, structuring and preparation of documents for the matters described in this Section, the formation of the Subcos and Holdcos, the assignment of the Additional Assets to the Subcos, the assumption of the

Assumed Seller Obligations by the Subcos, the assignment of the membership interests in the Subcos (the “Subco Interests”) to the Holdcos and the assignment of the Holdco Interests to Purchaser, including Taxes (including any fines, penalty or other liability arising from the assignment of the Additional Assets to the Subcos, the assignment of the Subco Interests to the Holdcos, and transfer of the Holdco Interests or from failure to withhold and remit any Tax related to such assignments and transfer) which would not have been incurred by Sellers if the Sellers and Purchaser had engaged in a sale of the Additional Assets as provided in this Agreement, in each case (i) whether incurred or suffered before or after the Closing Date and (ii) regardless of whether the Closing occurs.

(f)                                    Purchaser agrees that any failure to have record title to any Additional Asset transferred from DEPI or DOTEPI to the Subcos prior to Closing shall not constitute a Title Defect or breach of any representation or warranty or obligation under this Agreement provided that the appropriate conveyances as described in Section 6.20(a) have been executed and delivered to the Subcos prior to the Closing.  In addition, Purchaser agrees that any failure to have permits, licenses, or other appurtenances, or any Contracts or Records, in the name of a Subco instead of DEPI or DOTEPI shall not constitute a breach of any representation or warranty or obligation under this Agreement.  Purchaser agrees after Closing to make any additional filings required with any Governmental Authority with respect to the transactions contemplated by this Section.

(g)                                 Notwithstanding anything to the contrary contained herein, Sellers shall not be obligated to effect the transactions described in this Section 6.20 unless and until Purchaser delivers to DEPI (i) a written request to effect the transaction described in this Section 6.20 no less than forty-five (45) days prior to the Closing, (ii) a written confirmation agreeing that all Purchaser’s conditions to Closing set forth in Section 7.2 (other than those conditions related to delivery of documents by Sellers to Purchaser at Closing) have been satisfied or irrevocably waived by Purchaser and (iii) written evidence, in form and substance reasonably satisfactory to DEPI, that Purchaser has available sufficient cash to enable it to pay the Closing Payment to Sellers at the Closing.

Section 6.21                                Subleases.  The Parties will work together in good faith to execute subleases or replacement leases of the office space described on Exhibit D-4, each in substantially the same form and for the same consideration as the base lease, and for the same term, except that in the case of subleases, assignment shall not be permitted without the prior written consent of DEPI, such consent not to be unreasonably withheld, as promptly as practical after Closing (each, a “Sublease”).  The portion of the office space located at 14000 Quail Springs Parkway, Oklahoma City, Oklahoma (the “Oklahoma City Office Space”) allocated to Purchaser on Exhibit D-4 shall consist of a portion of DOTEPI’s space to be specifically identified by the Parties on or before September 10, 2007 in the Phase II building except the first floor, and the imaging room and a portion of the file room, not to exceed 400 square feet, on the first floor (the division of such first floor space to be subject to applicable Law and landlord approval).  Sellers will construct, at Sellers’ expense (or the expense of a third party), a suitable wall partitioning Purchaser’s portion of such file room from the other portion.  Sellers shall promptly reimburse Purchaser, upon presentation of actual invoices, for Purchaser’s actual, reasonable costs and expenses to build out the computer room to Purchaser’s specifications and equip a phone switch for the Oklahoma City Office Space; provided, however, that such reimbursement obligation shall not exceed $250,000 in the aggregate.  The Parties agree that, as a transition matter, Purchaser’s rights with respect to the first floor of such space shall not be transferred until completion of the Services under the DEPI/Purchaser Transition Services Agreement and transition activities with respect to the Appalachian Business and the sales of the Excluded Onshore Areas and Offshore Package Areas, but no later than April 30, 2008.

ARTICLE 7
CONDITIONS TO CLOSING

Section 7.1                                      Conditions of Sellers to Closing.  The obligations of Sellers to consummate the transactions contemplated by this Agreement are subject, at the option of Sellers, to the satisfaction on or prior to Closing of each of the following conditions:

(a)                                  Representations.  The representations and warranties of Purchaser set forth in Article 5 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date;

(b)                                 Performance.  Purchaser shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;

(c)                                  No Action.  On the Closing Date, no injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, or granting substantial damages in connection therewith, shall have been issued and remain in force, and no suit, action, or other proceeding (excluding any such matter initiated by Sellers or any of its Affiliates) shall be pending before any Governmental Authority or body of competent jurisdiction seeking to enjoin or restrain or otherwise prohibit the consummation of the transactions contemplated by this Agreement or recover substantial damages from Sellers or any Affiliate of Sellers resulting therefrom; and

(d)                                 Governmental Consents.  All material consents and approvals of any Governmental Authority (including those required under the Hart-Scott-Rodino Act) required for the transfer of the Interests from Sellers to Purchaser as contemplated under this Agreement, except consents and approvals of assignments by Governmental Authorities that are customarily obtained after closing, shall have been granted, or the necessary waiting period shall have expired, or early termination of the waiting period shall have been granted.

Section 7.2                                      Conditions of Purchaser to Closing.  The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject, at the option of Purchaser, to the satisfaction on or prior to Closing of each of the following conditions:

(a)                                  Representations.  The representations and warranties of DEPI set forth in Article 4 shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except for such breaches, if any, as would not individually or in the aggregate have a Material Adverse Effect (except to the extent such representation or warranty is qualified by its terms by materiality, Material Adverse Effect or other similar words, such qualification in its terms shall be inapplicable for purposes of this Section);

(b)                                 Performance.  Sellers shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by them under this Agreement prior to or on the Closing Date except, in the case of breaches of Sections 6.4 and 6.5 and 6.10, for such breaches, if any, as would not have a Material Adverse Effect (except to the extent such covenant or agreement is qualified by its terms by materiality or Material Adverse Effect, such qualification in its terms shall be inapplicable for purposes of this Section);

(c)                                  No Action.  On the Closing Date, no injunction, order or award restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, or granting substantial damages in connection therewith, shall have been issued and remain in force, and no suit, action, or other proceeding (excluding any such matter initiated by Purchaser or any of its Affiliates) shall be pending before any Governmental Authority or body of competent jurisdiction seeking to enjoin or restrain or otherwise prohibit the consummation of the transactions contemplated by this Agreement or recover substantial damages from Purchaser or any Affiliate of Purchaser resulting therefrom;

(d)                                 Governmental Consents.  All material consents and approvals of any Governmental Authority (including those required under the Hart-Scott-Rodino Act) required for the transfer of the Interests from Sellers to Purchaser as contemplated under this Agreement, except consents and approvals of assignments by Governmental Authorities that are customarily obtained after closing, shall have been granted or the necessary waiting period shall have expired, or early termination of the waiting period shall have been granted; and

(e)                                  Audited Statements.  The Audited Statements of Revenue and Expenses provided for in Section 6.18 shall have been prepared by Sellers and opinions shall have been issued by Deloitte at least five (5) days prior to the Closing.

ARTICLE 8
CLOSING

Section 8.1                                      Time and Place of Closing.  The consummation of the purchase and sale of the Interests contemplated by this Agreement (the “Closing”) shall, unless otherwise agreed to in writing by Purchaser and Sellers, take place at the offices of Baker Botts L.L.P. located at 910 Louisiana St., Houston, Texas, at 10:00 a.m., local time, on August 31, 2007 (the “Target Closing Date”), or if all conditions in Article 7 to be satisfied prior to Closing have not yet been satisfied or waived, as soon thereafter as such conditions have been satisfied or waived, subject to the provisions of Article 11.  The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 8.2                                      Obligations of Sellers at Closing.  At the Closing (except in the case of Section 8.2(p), which shall be delivered five (5) days prior to the Closing), upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Purchaser of its obligations pursuant to Section 8.3, Sellers shall deliver or cause to be delivered to Purchaser (or its wholly-owned Affiliate(s) that (i) have been designated in writing by

Purchaser to DEPI at least fifteen (15) days prior to Closing and (ii) satisfy the requirements of  Section 5.11), among other things, the following:

(a)                                  Certificate(s) (or lost certificate affidavit(s)) representing the Shares, duly endorsed (or accompanied by duly endorsed stock powers) for transfer to Purchaser, together with instruments of assignment of the non-certificated Shares to Purchaser, duly executed by the applicable Sellers;

(b)                                 Resignations of the directors and officers of the Companies, effective on or before the Closing;

(c)                                  Terminations of powers of attorney granted by the Companies as may be requested in a written notice to Sellers by Purchaser delivered at least ten (10) days prior to the Closing Date.

(d)                                 Conveyances of the Additional Assets (other than the DEPI Texas Beneficial Interests and DOTEPI Texas Beneficial Interests, which are transferred pursuant to Section 8.2(a), and all other Additional Assets, except those located in the State of Texas, which are transferred pursuant to Section 8.2(a)) in the form attached hereto as Exhibit E (the “Conveyances”), duly executed by DEPI or DOTEPI, as applicable, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices;

(e)                                  Assignments in form required by federal, state or tribal agencies for the assignment of any federal, state or tribal Additional Properties, duly executed by DEPI or DOTEPI, as applicable, in sufficient duplicate originals to allow recording in all appropriate offices;

(f)                                    Executed certificates described in Treasury Regulation § 1.1445-2(b)(2) certifying that each Seller is not a foreign person within the meaning of the Code;

(g)                                 Letters-in-lieu of transfer orders with respect to the Additional Properties duly executed by DEPI or DOTEPI, as applicable;

(h)                                 Titles to the vehicles acquired pursuant to Section 6.13;

(i)                                     Assignments of the personal property described on Schedule 1.4;

(j)                                     A certificate duly executed by an authorized corporate officer of DEPI, dated as of the Closing, certifying on behalf of each Seller that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been fulfilled;

(k)                                  A certificate duly executed by the secretary or any assistant secretary of each Seller, dated as of the Closing, (i) attaching and certifying on behalf of Seller complete and correct copies of (A) the certificate of incorporation and the bylaws of Seller, each as in effect as of the Closing, (B) the resolutions of the Board of Directors of Seller authorizing the execution, delivery, and performance by such Seller of this Agreement and the transactions contemplated hereby, and (C) any required approval by the stockholders of Seller of this Agreement and the transactions contemplated hereby and (ii) certifying on behalf of Seller the incumbency of each officer of such Seller executing this Agreement or any document delivered in connection with the Closing;

(l)                                     Where notices of approval are received by Sellers pursuant to a filing or application under Section 6.7, copies of those notices of approval;

(m)                               Counterparts of a transition services agreement between DEPI and Purchaser in the form attached hereto as Exhibit F (the “DEPI/Purchaser Transition Services Agreement”), duly executed by DEPI, and counterparts of an agency agreement between Sellers, on the one hand, and Purchaser and those of its affiliates that will serve as operators of the Assets or otherwise take title to the Assets, on the other hand, in the form attached hereto as Exhibit H, duly executed by Sellers (the “Agency Agreement”);

(n)                                 [RESERVED];

(o)                                 The instruments required in connection with any transfer of interests under the conveyances creating the new volumetric production payments described in Section 6.11, including an Assignment, Assumption and Release Agreement, duly executed by the applicable Sellers;

(p)                                 The Audited Statements of Revenue and Expenses pursuant to Section 6.18 (unless Purchaser has waived the condition in Section 7.2(e)); and

(q)                                 All other documents and instruments reasonably required from Sellers to transfer the Interests to Purchaser.

Section 8.3                                      Obligations of Purchaser at Closing.  At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Sellers of its obligations pursuant to Section 8.2, Purchaser shall deliver or cause to be delivered to Sellers, among other things, the following:

(a)                                  A wire transfer of the Closing Payment in same-day funds;

(b)                                 Conveyances, duly executed by Purchaser, in sufficient duplicate originals to allow recording on all appropriate jurisdictions and offices;

(c)                                  Assignments in form required by federal, state or tribal agencies for the assignment of any federal, state or tribal Additional Properties, duly executed by Purchaser, in sufficient duplicate originals to allow recording in all appropriate offices;

(d)                                 A certificate by an authorized corporate officer of Purchaser, dated as of the Closing, certifying on behalf of Purchaser that  the conditions set forth in Sections 7.1(a) and 7.1(b) have been fulfilled;

(e)                                  A certificate duly executed by the secretary or any assistant secretary of Purchaser, dated as of the Closing, (i) attaching and certifying on behalf of Purchaser complete and correct copies of (A) the certificate of incorporation and the bylaws of Purchaser, each as in effect as of the Closing, (B) the resolutions of the Board of Directors of Purchaser authorizing the execution, delivery, and performance by Purchaser of this Agreement and the transactions contemplated hereby, and (C) any required approval by the stockholders of Purchaser of this Agreement and the transactions contemplated hereby and (ii) certifying on behalf of Purchaser the incumbency of each officer of Purchaser executing this Agreement or any document delivered in connection with the Closing;

(f)                                    Where notices of approval are received by Purchaser pursuant to a filing or application under Section 6.7, copies of those notices of approval;

(g)                                 Evidence of replacement bonds, guarantees, and letters of credit, pursuant to Section 13.5;

(h)                                 Counterparts of the DEPI/Purchaser Transition Services Agreement, duly executed by Purchaser, and counterparts of the Agency Agreement, duly executed by Purchaser and those of its Affiliates that will serve as operators of the Assets or otherwise take title to the Assets;

(i)                                     The Subleases, duly executed by Purchaser; and

(j)                                     The instruments required in connection with any transfer of interests under the conveyances creating the new volumetric production payments described in Section 6.11, including an Assignment, Assumption and Release Agreement and, if applicable, a guarantee of the assignor’s obligations under those conveyances, duly executed by Purchaser (and in the case of any such guarantee, by Purchaser’s qualifying Affiliate).

Section 8.4                                      Closing Payment and Post-Closing Purchase Price Adjustments.

(a)                                  Not later than five (5) Business Days prior to the Closing Date, Sellers shall prepare and deliver to Purchaser, using and based upon the best information available to Sellers, a preliminary settlement statement estimating the Interest Purchase Price for the Interests and showing the portions thereof to which each Seller is entitled after giving effect to all adjustments set forth in Section 2.3.  The estimates delivered in accordance with this Section 8.4(a) shall constitute the collective dollar amount to be payable by Purchaser to Sellers at the Closing (the “Closing Payment”).

(b)                                 As soon as reasonably practicable after the Closing but not later than the later of (i) the one hundred and twentieth (120th) day following the Closing Date and (ii) the date on which the parties or the Title Arbitrator, as applicable, finally determines all Title Defect Amounts and Title Benefit Amounts under Section 3.5(i), Sellers shall prepare and deliver to Purchaser a draft statement setting forth the final calculation of the Interest Purchase Prices and showing the calculation of each adjustment under Section 2.3, based on the most recent actual figures for each adjustment.  Sellers shall at Purchaser’s request make reasonable documentation available to support the final figures.  As soon as reasonably practicable but not later than the sixtieth (60th) day following receipt of Sellers’ statement hereunder, Purchaser shall deliver to DEPI a written report containing any changes that Purchaser proposes be made in such statement.  Sellers may deliver a written report to Purchaser during this same period reflecting any changes that Sellers propose to be made in such statement as a result of additional information received after the statement was prepared.  The Parties shall undertake to agree on the final statement of the Purchase Price no later than ninety (90) days after delivery of Seller’s statement.  In the event that the Parties cannot reach agreement within such period of time, any Party may refer the items of adjustment which are in dispute to EY or another nationally-recognized independent accounting firm or consulting firm mutually acceptable to Purchaser and Sellers (the “Accounting Arbitrator”), for review and final determination by arbitration.  Should EY fail or refuse to agree to serve as Accounting Arbitrator within twenty (20) days after written request from any Party to serve, and the Parties fail to agree in writing on a replacement Accounting Arbitrator within ten (10) days after the end of that twenty (20) day period, or should no replacement Accounting Arbitrator agree to serve within forty-five (45) days after the original written request pursuant to this sentence, the Accounting Arbitrator shall be appointed by the Houston office of the American Arbitration Association.  The Accounting Arbitrator shall conduct the arbitration proceedings in Houston, Texas in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section.  The Accounting Arbitrator’s determination shall be made within forty-five (45) days after submission of the matters in dispute and shall be final and binding on all Parties, without right of appeal.  In determining the proper amount of any adjustment to the Purchase Price, the Accounting Arbitrator shall be bound by the terms of Section 2.3 and may not increase the Purchase Price more than the increase proposed by Sellers nor decrease the Purchase Price more than the decrease proposed by Purchaser, as applicable.  The Accounting Arbitrator shall act as an expert for the limited purpose of determining the specific disputed aspects of Purchase Price adjustments submitted by any Party and may not award damages, interest (except as expressly provided for in this Section) or penalties to any Party with respect to any matter.  Each Seller and Purchaser shall bear its own legal fees and other costs of presenting its case.  DEPI shall bear one-half and Purchaser shall bear one-half of the costs and expenses of the Accounting Arbitrator.  Within ten (10) days after the earlier of (i) the expiration of Purchaser’s sixty (60) day review period without delivery of any written report by Purchaser or (ii) the date on which the Parties or the Accounting Arbitrator finally determine the Interest Purchase Prices, (x) Purchaser shall pay to DEPI on behalf of each Seller the amount by which the portion of any Interest Purchase Price(s) to which that Seller is entitled exceeds the portion of the Closing Payment received by that Seller or (y) DEPI on behalf of each Seller shall pay to Purchaser the amount by which the portion of the Closing Payment received by that Seller exceeds portion of the any Interest Purchase Price(s) to which that Seller is entitled, as applicable.  Any post-Closing payment pursuant to this Section 8.4 shall bear interest from the Closing Date to the date of payment at the Agreed Rate.

(c)                                  Purchaser shall assist Sellers in preparation of the final statement of the Interest Purchase Prices under Section 8.4(b) by furnishing invoices, receipts, reasonable access to personnel and such other assistance as may be requested by Seller to facilitate such process post-Closing.

(d)                                 All payments made or to be made under this Agreement to Sellers shall be made by electronic transfer of immediately available funds to DEPI, acting as representative of Sellers, at the account set forth on Schedule 8.4(d), for the credit of the applicable Sellers, or to such other bank and account as may be specified by Sellers in writing.  All payments made or to be made hereunder to Purchaser shall be by electronic transfer or immediately available funds to a bank and account specified by Purchaser in writing to Sellers, for the credit of Purchaser.

ARTICLE 9
TAX MATTERS

Section 9.1                                      Liability for Taxes.

(a)                                  Taxes with Respect to Additional Assets.  Sellers shall be responsible for filing any Tax Return (as defined in Section 9.2(a)) with respect to Taxes attributable to the Additional Assets for a taxable period ending on or prior to the Closing Date, and, except with respect to Sellers’ income or franchise Tax Returns, Purchaser shall be responsible for filing any other Tax Return with respect to the Additional Assets.  Subject to Sections 9.1(e) and 9.1(f), after Closing, DEPI shall be liable for, and shall indemnify and hold harmless Purchaser, the Companies and the Subsidiaries from and against, all Taxes and Tax Related Costs with respect to the Additional Assets attributable to any taxable period ending on or prior to the Closing Date, including income Taxes arising as a result of any Seller’s gain on the sale of the Additional Assets as contemplated by this Agreement.  From and after Closing, Purchaser shall be liable for, and shall indemnify and hold harmless each Seller and its Affiliates from and against, all such Taxes and Tax Related Costs attributable to any taxable period beginning after the Closing Date and shall reimburse Sellers or their Affiliates for any such money paid by Sellers or their Affiliates with respect to such Taxes no later than fifteen (15) calendar days after the Purchaser’s receipt of notice and supporting work papers from DEPI of Purchaser’s liability therefor.  If a taxable period includes the Closing Date, any Taxes and Tax Related Costs with respect to the Additional Assets allocable to the Pre-Closing Period (as defined in Section 9.1(b) and determined as described in Section 9.1(d)) shall be the liability of DEPI and any other Taxes and Tax Related Costs with respect to the Additional Assets shall be the liability of Purchaser.

(b)                                 Pre-Closing Taxes of Companies and Subsidiaries.  Subject to Sections 9.1(e) and 9.1(f), from and after Closing, DEPI shall be liable for, and shall indemnify and hold harmless Purchaser, the Companies and the Subsidiaries from and against, any Taxes and Tax Related Costs imposed on or incurred by any Company or any Subsidiary and attributable to any taxable period ending on or prior to the Closing Date, and the portion, determined as described in Section 9.1(d), of any such Taxes and Tax Related Costs for any taxable period beginning on or prior to the Closing Date and ending after the Closing Date which is allocable to the portion of such period occurring on or prior to the Closing Date (the “Pre-Closing Period”).

(c)                                  Post-Closing Taxes of Companies and Subsidiaries.  From and after Closing, Purchaser shall be liable for, and shall indemnify and hold harmless each Seller and its Affiliates from and against, any Taxes and Tax Related Costs imposed on or incurred by a Company or Subsidiary and attributable to any taxable period beginning after the Closing Date, and the portion, determined as described in Section 9.1(d), of any such Taxes and Tax Related Costs for any taxable period beginning on or prior to the Closing Date and ending after the Closing Date which is allocable to the portion of such period occurring after the Closing Date (the “Post-Closing Period”).

(d)                                 Straddle Period Taxes.  Whenever it is necessary for purposes of this Agreement to determine the portion of any Taxes or earnings and profits of or with respect to any Company or any Subsidiary for a taxable period beginning on or prior to and ending after the

Closing Date which is allocable to the Pre-Closing Period or the Post-Closing Period, the determination shall be made as if each of the Companies and Subsidiaries was not a member of its respective Seller’s consolidated, affiliated, combined or unitary group for Tax purposes and, any Taxes allocable to the Pre-Closing Period that are based on or related to income, gains or receipts will be computed (by an interim closing of the books) as if such taxable period ended as of the end of the Closing Date and any other Pre-Closing Period Taxes (except production Taxes and other Taxes measured by units of production, and severance Taxes) will be prorated based upon the number of days in the applicable period falling on or before, or after, the Closing Date.  To the extent necessary, a Seller shall estimate Taxes based on the Seller’s liability for Taxes with respect to the same or similar Tax Item (as defined in Section 9.2(a)) in the immediately preceding year.  Notwithstanding anything to the contrary herein, (i) any franchise Tax paid or payable with respect to each Company or Subsidiary shall be allocated to the taxable period during which the income, operations, assets or capital comprising the base of such Tax is measured, regardless of whether the right to do business for another taxable period is obtained by the payment of such franchise Tax and (ii) any ad valorem or property Taxes paid or payable with respect to the Assets shall be allocated to the taxable period applicable to the ownership of the Assets regardless of when such Taxes are assessed.  Sellers shall, within sixty (60) days after the determination of the Purchase Price under Section 8.4(b), prepare for Purchaser’s review a pro forma Tax Return for any taxable period beginning on or before, but ending after, the Closing Date, that shall include, pursuant to the method described in this Section 9.1(d), the income Tax liability associated with the Companies and the Subsidiaries for the period beginning on the first day of such taxable period and ending on the Closing Date.  Such pro forma Tax Return shall, subject to and in accordance with Section 9.2, be used by Purchaser to prepare a Tax Return for such taxable period.  Tax Related Costs will be allocated consistently with the Taxes to which the Tax Related Costs relate.

(e)                                  Period After Effective Date.  Notwithstanding anything to the contrary in this Agreement, in the event Closing occurs after the Effective Date, from and after Closing, Purchaser shall be liable for, and shall indemnify and hold harmless each Seller and its Affiliates from and against, any Taxes (including Taxes attributable to the Pre-Closing Period, but excluding production Taxes and other Taxes measured by units of production, and severance Taxes) and Tax Related Costs that are allocable to the period from but excluding the Effective Date to and including the Closing Date, and shall reimburse any such Seller or Affiliate for any such amount paid by it (or paid prior to Closing by any Company or any Subsidiary) no later than fifteen (15) calendar days after the Purchaser’s receipt of notice and supporting work papers from DEPI of Purchaser’s liability therefor; provided, however, that Purchaser shall not be obligated under this Section 9.1(e) for any Taxes attributable to a Seller’s gain on the sale of Interests as contemplated by this Agreement.  The amount of Taxes and Tax Related Costs allocable to the time period described in the previous sentence will be determined in a manner similar to and consistent with the determination of Pre-Closing Period Taxes and Tax Related Costs under Section 9.1(d).

(f)                                    Production Taxes.  Notwithstanding anything to the contrary in this Agreement, production Taxes and other Taxes measured by units of production, and severance Taxes, shall not be subject to Section 9.1 and responsibility therefor and payment thereof shall be exclusively addressed by Sections 1.3(xv), 2.3, 2.4 and 8.4.

(g)                                 Indemnity Regarding Basis Step-Ups.  Sellers agree to indemnify, defend and hold harmless Purchaser and its Affiliates (including following Closing, the Companies and the Subsidiaries) from and against any and all Taxes, claims, liabilities, losses, costs, fees, and expenses (i) arising from any breach of the representation or warranty set forth in Section 4.5(g) or (ii) resulting from the failure of the Purchaser Holdco immediately following the merger of the Purchaser Subs into Purchaser Holdco to have a Tax basis that Purchaser Holdco would have obtained if Sellers had elected to effect the transaction pursuant to Section 6.15(e) unless such lower Tax basis arises from any act or omission of Purchaser, Purchaser Holdco, or its Affiliates, including the failure of Purchaser to cause the Purchaser Subs to timely merge with and into Purchaser Holdco as contemplated by Section 6.15(d).

Section 9.2                                      Preparation and Filing of Company and Subsidiary Tax Returns.

(a)                                  With respect to each Tax return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof (a “Tax Return”) that is required to be filed for, by or with respect to a Company or Subsidiary with respect to a taxable period ending on or before the Closing Date, the Sellers shall cause such Tax Return to be prepared in accordance with all applicable Laws, shall cause to be included in such Tax Return all items of income, gain, loss, deduction and credit or other items (collectively “Tax Items”) required to be included therein and shall cause the Company or Subsidiary to timely file (assuming it has authority to do so) such Tax Return with the appropriate Governmental Authority and shall (subject to any right of indemnification under Section 9.1) timely pay the amount of Taxes shown to be due on such Tax Return.

(b)                                 With respect to each Tax Return that is required to be filed for, by or with respect to a Company or Subsidiary with respect to a taxable period beginning on or before and ending after the Closing Date, Purchaser shall cause such Tax Return to be prepared, shall cause to be included in such Tax Return all Tax Items required to be included therein, and shall cause each Company or Subsidiary to file timely such Tax Return with the appropriate Governmental Authority and shall (subject to any right of indemnification under Section 9.1) pay timely the amount of Taxes shown to be due on such Tax Return.

(c)                                  Except with respect to a federal income Tax Return, any Tax Return to be prepared pursuant to the provisions of this Article 9 shall be prepared in a manner consistent with practices followed in prior years with respect to similar Tax Returns, except for changes required by changes in Law, subject to the return preparer’s ethical and legal obligations under applicable Laws.

(d)                                 If either (i) DEPI or Purchaser may be liable for any material portion of the Tax payable in connection with any Tax Return to be filed or caused to be filed by the other after Closing (or, in the case of Purchaser, by any Seller) (or any Tax Item reported on such Tax Return is likely to materially affect the Tax liability of such Party) or (ii) in any case with respect to any taxable period beginning on or before but ending after the Closing Date, the Party responsible under this Agreement for filing such return or causing such return to be filed (the “Tax Return Preparer”) shall prepare and deliver to the other Party (the “Tax Payor”) a copy of such return and any schedules, work papers and other documentation then available that are relevant to the preparation of the portion of such return for which the Tax Payor is or may be liable under this Agreement not later than forty-five (45) days before the date on which the Tax Return is due to be filed (taking into account any valid extensions) (the “Due Date”).  The Tax Return Preparer shall not file such return or cause such return to be filed until the earlier of either the receipt of written notice from the Tax Payor indicating the Tax Payor’s consent thereto, or the Due Date.  The Tax Payor shall have the option of providing to the Tax Return Preparer, at any time at least fifteen (15) days prior to the Due Date, written instructions as to how the Tax Payor wants any, or all, of the items for which it may be liable (or any item that is likely to affect the Tax liability of such party) reflected on such Tax Return.  The Tax Return Preparer shall, in preparing such return, but subject to Section 9.2(c), cause the items for which the Tax Payor is liable under this Agreement to be reflected in accordance with the Tax Payor’s instructions if a partner of a nationally recognized law firm retained by the Tax Payor will opine that complying with the Tax Payor’s instructions would more likely than not comply with applicable provisions of the Code or state, local or foreign Law and, in the absence of having received such instructions, in accordance with Section 9.2(c).

Section 9.3                                      Allocation Arrangements.  Effective as of the Closing, any tax indemnity, sharing, allocation or similar agreement or arrangement (a “Tax Sharing Agreement”) that may be in effect prior to the Closing Date between or among, a Company or Subsidiary, on the one hand, and its Seller or any of its Affiliates (other than the Companies or the Subsidiaries), on the other hand, shall be extinguished in full as the Tax Sharing Agreement relates to such Company or Subsidiary, and any liabilities or rights existing under any such agreement or arrangement by or with respect to a Company or Subsidiary shall cease to exist and shall no longer be enforceable.  The Companies and the Subsidiaries shall not have any obligation under any Tax Sharing Agreement with respect to Taxes attributable to the period after the Effective Date.

Section 9.4                                      Access to Information.

(a)                                  From and after Closing, each Seller shall grant to Purchaser (or its designees) access at all reasonable times to all of the information, books and records relating to a Company or Subsidiary within the possession of the Seller (including without limitation work papers and correspondence with taxing authorities, but excluding work product of and attorney-client communications with any of Sellers’ legal counsel and personnel files), and shall afford Purchaser (or its designees) the right (at Purchaser’s expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to permit Purchaser (or its designees) to prepare Tax Returns, to conduct negotiations with Tax authorities, and to implement the provisions of, or to investigate or defend any claims between the Parties arising under, this Agreement.

(b)                                 From and after Closing, Purchaser shall grant to Sellers (or Sellers’ designees) access at all reasonable times to all of the information, books and records relating to the Companies and the Subsidiaries within the possession of Purchaser, the Companies or the Subsidiaries (including without limitation work papers and correspondence with taxing authorities, but excluding work product of and attorney-client communications with any of Purchaser’s legal counsel and personnel files), and shall afford Sellers (or Sellers’ designees) the right (at Sellers’ expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to permit Sellers (or Sellers’ designees) to prepare Tax Returns, to conduct negotiations with Tax authorities, and to implement the provisions of, or to investigate or defend any claims between the Parties arising under, this Agreement.

(c)                                  Each of the Parties hereto will preserve and retain all schedules, work papers and other documents within the Party’s possession relating to any Tax Returns of or with respect to Taxes of the Companies and the Subsidiaries or to any claims, audits or other proceedings affecting the Companies or the Subsidiaries until the expiration of the statute of limitations (including extensions) applicable to the taxable period to which such documents relate or until the final determination of any controversy with respect to such taxable period, and until the final determination of any payments that may be required with respect to such taxable period under this Agreement.

(d)                                 At either Purchaser’s or Sellers’ request, the other Party shall provide reasonable access to Purchaser’s or Sellers’, as the case may be, and their respective Affiliates’ (including the Companies’ and Subsidiaries’) personnel who have knowledge of the information described in this Section 9.4.

Section 9.5                                      Contest Provisions.

(a)                                  From and after Closing, each of Purchaser, on the one hand, and Sellers, on the other hand (the “Tax Indemnified Person”), shall notify the chief tax officer (or other appropriate person) of DEPI or Purchaser, as the case may be (the “Tax Indemnifying Person”), in writing within fifteen (15) days of receipt by the Tax Indemnified Person of written notice of any pending or threatened audits, adjustments, claims, examinations, assessments or other proceedings (a “Tax Audit”) which are likely to affect the liability for Taxes of such other party.  If the Tax Indemnified Person fails to give such timely notice to the other party, it shall not be entitled to indemnification for any Taxes arising in connection with such Tax Audit if such failure to give notice materially adversely affects the other party’s right to participate in the Tax Audit.

(b)                                 If such Tax Audit relates to any taxable period, or portion thereof, ending on or before the Closing Date or for any Taxes for which only DEPI would be liable to indemnify Purchaser under this Agreement, DEPI shall have the option, at its expense, to control the defense and settlement of such Tax Audit.  If DEPI does not elect to control the defense and settlement of such Tax Audit, Purchaser may, at Purchaser’s expense, control the defense and settlement of such Tax Audit, provided that DEPI shall pay any Tax for which it is otherwise liable under this Article 9.  If such Tax Audit relates solely to any taxable period, or portion thereof, beginning after the Closing Date or for any Taxes for which only Purchaser would be liable under this Agreement, Purchaser shall, at its expense, control the defense and settlement of such Tax Audit to the extent that such Tax Audit relates to Tax Items for which Purchaser is liable to indemnify DEPI under Section 9.1.

(c)                                  If such Tax Audit relates to Taxes for which both DEPI and Purchaser could be liable under this Agreement, to the extent practicable, such Tax Items will be distinguished and each Party will have the option to control the defense and settlement of those Taxes for which it is so liable.  If such Tax Audit relates to a taxable period, or portion thereof, beginning on or before and ending after the Closing Date and any Tax Item cannot be identified as being a liability of only one party or cannot be separated from a Tax Item for which the other party is liable, DEPI, at its expense, shall have the option to control the defense and settlement of the Tax Audit, provided that such party defends the items as reported on the relevant Tax Return and provided further that no such matter shall be settled without the written consent of both parties, not to be unreasonably withheld.  If DEPI does not elect to control the defense and settlement of such Tax Audit, Purchaser may, at Purchaser’s expense, control the defense and settlement of such Tax Audit, provided that DEPI shall pay any Tax for which it is otherwise liable under this Article 9.

(d)                                 Any Party whose liability for Taxes may be affected by a Tax Audit shall be entitled to participate at its expense in such defense and to employ counsel of its choice at its expense and shall have the right to consent to any settlement of such Tax Audit (not to be unreasonably withheld) to the extent that such settlement would have an adverse effect with respect to a period for which that party is liable for Taxes, under this Agreement or otherwise.

Section 9.6                                      Post-Closing Actions Which Affect Seller’s Tax Liability.

(a)                                  Except with respect to federal income Taxes, Purchaser shall not and shall not permit its Affiliates, including the Companies and the Subsidiaries, to take any action on or after the Closing Date which could reasonably be expected to materially increase any Seller’s liability for Taxes (including any liability of DEPI to indemnify Purchaser for Taxes under this Agreement).

(b)                                 Except to the extent required by applicable Laws, Purchaser shall not and shall not permit its Affiliates, including the Companies and the Subsidiaries, to amend any Tax Return with respect to a taxable period for which DEPI may be liable to indemnify Purchaser for Taxes under Section 9.1.

Section 9.7                                      Refunds.

(a)                                  Purchaser agrees to pay to DEPI any refund received (whether by payment, credit, offset or otherwise, and together with any interest thereon) after the Closing by Purchaser or its Affiliates, including the Companies and the Subsidiaries, net of any Taxes imposed thereon, in respect of any Taxes for which DEPI is liable or required to indemnify Purchaser under Section 9.1.  Purchaser shall cooperate with DEPI and DEPI’s Affiliates at DEPI’s expense in order to take all necessary steps to claim any such refund.  Any such refund received by Purchaser or its Affiliates or the Companies or Subsidiaries shall be paid to DEPI, net of any Taxes imposed thereon, within thirty (30) days after such refund is received.  Purchaser agrees to notify DEPI within ten (10) days following the discovery of a right to claim any such refund if such refund is material and upon receipt of any such refund.  Purchaser agrees to claim any such refund as soon as possible after the discovery of a right to claim a refund and to furnish to DEPI all information, records and assistance necessary to verify the amount of the refund or overpayment.

(b)                                 Purchaser shall not make, and shall not cause any Company or Subsidiary to file, any carryback claims with respect to any Tax Item of such Company or Subsidiary arising in any taxable period beginning after the Closing Date with respect to a period prior to the Closing Date.

Section 9.8                                      Conflict.  In the event of a conflict between the provisions of this Article 9 and any other provision of this Agreement, except Section 13.3 hereof, this Article 9 shall control.

Section 9.9                                      Conversion.

(a)                                  Each Seller agrees that it will cause any Company treated as a C corporation for federal income tax purposes (a “Converted Entity”) to be converted into a Delaware or Oklahoma limited liability company (the “Conversions”), such Conversions to be effective not later than the close of business the day before the Closing.  The form of documents to effect the Conversions and the choice of Delaware or Oklahoma shall be provided by Purchaser and shall be reasonably acceptable to Sellers.  Upon the occurrence of the Conversions, all references in this Agreement to any Company shall mean the Company after the Conversions and the Parties shall enter into any amendment of this Agreement necessary to reflect the resulting changes in references to the legal status of the Company after the Conversions.  Sellers and Purchaser acknowledge and agree that, following the Conversions and prior to Closing, DOTEPI shall contribute and transfer all the outstanding membership interests in each Converted Entity to DOTEPI Holdco.

(b)                                 Purchaser shall indemnify, defend and hold harmless each Seller and its Affiliates from and against any and all claims, liabilities, losses, costs and expenses, including Taxes in excess of those that would have been incurred if the Sellers and Purchaser had engaged in a sale of the Shares and an election under Section 338(h)(10) of the Code was effected (determined as if each state respected the hypothetical 338(h)(10) election) and administrative fees, incurred or suffered by Seller caused by or arising out of or resulting from the Conversions, whether incurred or suffered before or after the Closing Date.

Section 9.10                                Section 754 Election.  Each Seller shall obtain any consents required to facilitate the elections under Section 754 of the Code described in Section 4.5(g).

ARTICLE 10
U.S. EMPLOYMENT MATTERS

Section 10.1                                Employees.  “Available Employees” shall mean all those individuals other than Excluded Employees (i) who, as of the Closing Date are (x) employed by DEPI, DOTEPI or the Companies who are rendering services primarily with respect to the Assets or (y) employed by Dominion Resources Services, Inc. but who are rendering services primarily with respect to the Assets or (z) individuals who, as of the Closing Date, are employed pursuant to the college recruiting program of the Companies or their Affiliates primarily with respect to the Assets, and (ii) who are not U.S. Temporary Employees.  Seller shall provide Purchaser and its Affiliates not later than thirty (30) days after the execution of this Agreement a list of the Available Employees to whom Purchaser and its Affiliates must offer employment or continued employment in accordance with Section 10.2, and the employees on the list shall be the same as those on the list entitled “Census Data MidCont for Bidders as of 6-8-07” and provided to the Purchaser on June

21, 2007, with changes due only to hirings, terminations and resignations in the ordinary course, consistent with customary employment practices of DEPI or Dominion Resources Services, Inc., as applicable.  In no event shall the number of employees on the list exceed two hundred and two (202) unless Purchaser approves a higher number in writing.  Each Available Employee who accepts an offer of employment or continued employment with Purchaser or its Affiliates as of the Closing Date shall be a “Company Onshore Employee.”  From the date hereof through a date eighteen (18) months from the Closing Date, neither Purchaser nor any of its Affiliates will, directly or indirectly, solicit or offer employment to any other employee of any of Sellers or their Affiliates without the prior written consent of DEPI.  A general solicitation of employment through any advertising medium in the ordinary course of business by Purchaser or its Affiliates is permitted, but employees of Seller or its Affiliates may not be employed by Purchaser or its Affiliates without consent of DEPI.  Individuals who are otherwise Available Employees but who on the Closing Date are not actively at work due to a leave of absence covered by the Family and Medical Leave Act of 1993, or due to any other authorized leave of absence, shall nevertheless be treated as Company Onshore Employees provided that they accept an offer of employment or continued employment with Purchaser or its Affiliates as of the Closing Date; provided, however, that an individual shall not be considered a Company Onshore Employee if such individual as of the Closing Date is receiving benefits under the Dominion Resources, Inc. Long-Term Disability Plan or has otherwise been on a leave of absence for more than 180 days and has no legally mandated right to return to Company employment.

Section 10.2                                Continued Employment.

(a)                                  Purchaser and its Affiliates agree to employ or continue the employment of Company Onshore Employees for a period of at least twelve (12) months following the Closing Date (i) at levels of total compensation (base pay and payroll practices within the meaning of Department of Labor Regulation Section 2510.3-1(b)) and benefits, including the amounts provided under Section 10.11, that are comparable, in the aggregate, to the levels of total compensation (base pay and payroll practices) and benefits provided by the Companies or their Affiliates to Available Employees under the plans and programs on Schedule 4.2(i)(i) in effect as of the Closing Date and (ii) at a work location no more than fifty (50) miles from the individual’s work location as of the Closing Date.  In determining comparability for the twelve (12) month period following the Closing, in no event will the base pay and annual incentive bonus opportunity for each such employee be less than his or her base pay and annual incentive bonus opportunity with Seller as of the Closing Date.  In determining comparability, any long term incentive opportunity, retention plans or retention programs, Six Sigma and Spot Cash Programs listed on Part II of Schedule 4.2(i)(i), Equity Based Programs listed on Part III of Schedule 4.2(i)(i) and amounts paid or payable as retention pursuant to the Transition Plan listed on Part IV of Schedule 4.2(i)(i) or from the Success Pool listed on Part V of Schedule 4.2(i)(i) shall be excluded.

(b)                                 Purchaser and its Affiliates may offer to employ or continue the employment of any Excluded Employee effective as of the Closing Date; provided, however, that any offer to an Excluded Employee must include terms and conditions that are equal to or greater than those specified on Schedule 10.2(c)(ii) for Managing Directors, Schedule 10.2(c)(iii) for Key Employees or Schedule 10.2(d) for Executives, as appropriate for such Excluded Employee’s position. Any such Excluded Employee who accepts such offer and becomes an employee of Purchaser or its Affiliates shall be a Company Onshore Employee, and Purchaser or its Affiliates will assume responsibility for, and provide no less than the protections specified on, Schedule 10.2(c)(ii) for any such Managing Director, Schedule 10.2(c)(iii) for any such Key Employee and Schedule 10.2(d) for any such Executive.

(c)                                  If the employment of any Company Onshore Employee is terminated, other than for cause or any Company Onshore Employee resigns by reason of the relocation, without his or her consent, of his or her work location more than fifty (50) miles from the individual’s work location as of the Closing Date, in either case within twelve (12) months of the Closing Date, Purchaser and its Affiliates shall provide, or cause to be provided, to such Company Onshore Employee whichever of the following results in the greater value to such Company Onshore Employee:  (i) salary continuation and health benefits until the end of the twelve (12) month period following the Closing Date, or (ii) severance benefits which are comparable, in the aggregate, to the severance benefits set out on Schedule 10.2(c)(i) and which, with respect to salary continuation, health benefits, outplacement services and annual incentive plan payment are no less than the benefits set out on Schedule 10.2(c)(i).

(d)                                 If an Available Employee (other than a Company Onshore Employee who becomes an employee of Purchaser or one of its Affiliates on the Closing Date pursuant to an offer of employment that complies with Section 10.2(a)) receives cash severance or other severance related compensation or benefits from Sellers or their Affiliates but is subsequently employed by Purchaser or its Affiliates within twelve (12) months of the Closing Date, then Purchaser or its Affiliates shall pay promptly to Sellers an amount equal to the aggregate of the cash severance and other severance related compensation and benefits provided by Sellers and their Affiliates to such employee in connection with the termination of such employee’s employment with Sellers and their Affiliates.  If an Executive, Key Employee or Managing Director is employed by Purchaser or its Affiliates within twenty-four (24) months of the Closing Date, then Purchaser or its Affiliates shall pay promptly to Sellers an amount equal to the aggregate of the cash severance and other severance related compensation and benefits provided to such Executive, Key Employee or Managing Director by Sellers or their Affiliates, if any, in connection with the termination of such Executive’s, Key Employee’s or Managing Director’s employment with Sellers.  Except as otherwise provided in Section 10.2(c) or this Section 10.2(d), Purchaser and its Affiliates shall have no liability under this Agreement for severance with respect to an Available Employee who declines an offer of employment from either Purchaser or its Affiliates that complies with the applicable provisions of Section 10.2(a) or an Executive, Key Employee or Managing Director who declines an offer of employment from either Purchaser or its Affiliates that complies with the applicable provisions of Section 10.2(b) or who is not hired by Purchaser or its Affiliates within 24 months following the Closing.

Section 10.3                                Plan Participation.  Effective as of the day after the Closing Date, the Companies and the Subsidiaries shall cease to be participating employers in all Employee Plans sponsored by Sellers or any of their ERISA Affiliates for Company Onshore Employees (“Company’s U.S. Benefit Plans”), all Company Onshore Employees shall cease to accrue additional benefits for any periods after the Closing Date, Company Onshore Employees shall be entitled to such benefits, if any, from Company’s U.S. Benefit Plans provided to similarly situated employees employed by an entity ceasing to be an ERISA Affiliate of Sellers (including continued benefits under flexible spending arrangements if applicable continuation coverage is elected) and Sellers shall, if applicable, provide all Company Onshore Employees with appropriate notice of such cessation of participation and accruals in accordance with Section 204(h) of ERISA and Code Section 4980F (and the related regulations), at least forty-five (45) days in advance of the Closing Date.  Except as is set forth in this Section 10.3, Section 10.2(b), Section 10.2(c), Section 10.2(d), Section 10.4, Section 10.6 and Section 10.9, after the Closing Date, neither Purchaser and its Affiliates nor the Companies or Subsidiaries shall have any liability with respect to any Company U.S. Benefit Plan.

Section 10.4                                Participation in Purchaser Plans.  As of the day after the Closing Date, all Company Onshore Employees shall, if applicable, be eligible to participate in and, if elected, shall commence participation in the employee benefit plans (within the meaning of Section 3(3) of ERISA), programs, policies, contracts, fringe benefits, or arrangements (whether written or unwritten) of Purchaser or its Affiliates covering similarly situated employees primarily engaged with respect to operations in the United States (collectively, “Purchaser U.S. Employee Plans”).  Purchaser and its Affiliates shall, to the extent permissible under any Purchaser U.S. Employee Plan (provided that Purchaser and its Affiliates shall use reasonable efforts to remove any restrictions including restrictions in any insurance policy), waive all limitations as to pre-existing condition exclusions and waiting periods with respect to such Company Onshore Employees and their spouses and dependents, if applicable, under the Purchaser U.S. Employee Plans other than, but only to the extent of, limitations or waiting periods that were in effect with respect to such employees under the Company’s U.S. Benefit Plans that have not been satisfied as of the Closing Date.  Purchaser and its Affiliates shall, to the extent permissible under any Purchaser U.S. Employee Plan (provided that Purchaser and its Affiliates shall use reasonable efforts to remove any restrictions under any Purchaser U.S. Employee Plan or related insurance policy), provide each such Company Onshore Employee with credit for any year-to-date co-payments and deductibles paid as of the Closing Date in satisfying any deductible or out-of-pocket requirements under the Purchaser U.S. Employee Plans.

Section 10.5                                Service Credit.  Purchaser and its Affiliates shall cause to be provided to each Company Onshore Employee credit for prior service with Sellers or their Affiliates for all purposes (including vesting, eligibility, benefit accrual and/or level of benefits) in all Purchaser U.S. Employee Plans, including fringe benefit plans, vacation and sick leave policies, severance plans or policies, and matching contributions under defined contribution plans, other than for benefit accruals under defined benefit pension plans subject to Title IV of ERISA or Section 412 of the Code and retiree medical plans maintained or provided by Purchaser or its wholly-owned subsidiaries or Affiliates in which such Company Onshore Employees are eligible to participate after the Closing Date.  Under Purchaser’s vacation plan, each Company Onshore Employee initially shall be entitled to vacation at least equal to the vacation such Company Onshore Employee was entitled to under Seller’s vacation plan.

Section 10.6                                Vacation and Leave.  Purchaser and its Affiliates shall provide each Company Onshore Employee credit for all of the Company Onshore Employee’s earned but unused vacation and sick leave and other time-off as of the Closing Date as determined under Sellers’ time-off policies.

Section 10.7                                Defined Contribution Plan.  To the extent allowable by law, Purchaser and its Affiliates shall take any and all necessary action to cause the trustee of a tax qualified defined contribution plan of Purchaser or one of its Affiliates, if requested to do so by a Company Onshore Employee, to accept a direct “rollover” of all or a portion of such employee’s distribution from Sellers’ tax qualified defined contribution plan (including plan loans from pre-tax contributions, but excluding securities and amounts attributable to after-tax contributions); provided, however, that plan loans may only be rolled over to Purchaser’s tax qualified defined contribution plan in accordance with and pursuant to the procedures established by Purchaser and the third party record keeper for such plan.

Section 10.8                                Vesting.  As of the Closing Date, Sellers shall take all necessary action to cause the tax qualified defined contribution and defined benefit pension plans maintained by the Sellers to fully vest the Company Onshore Employees in their account balances and/or accrued benefits under such plans.

Section 10.9                                Welfare Benefit Plans; Workers’ Compensation; Other Benefits.  With respect to each Company Onshore Employee (including any beneficiary or the dependent thereof), the Sellers shall retain all liabilities and obligations arising under any Seller welfare benefit plans and workers’ compensation benefits to the extent that such liability or obligation relates to claims incurred (whether or not reported or paid) on or prior to the Closing Date.  For purposes of this Section 10.9, a claim shall be deemed to be incurred when (i) with respect to medical, dental, health related benefits, accident and disability (but not including workers’ compensation benefits and wage continuation/replacement type benefits), the medical, dental, health related, accident or disability services with respect to such claim are performed, (ii) with respect to life insurance, when the death occurs and (iii) with respect to workers’ compensation benefits when the injury or condition giving rise to the claim occurs on or prior to the Closing Date.  Subject to Section 10.2, with respect to each Company Onshore Employee receiving workers’ compensation benefits, for purposes of this Section 10.9, the Seller or Affiliate employing such Company Onshore Employee shall be responsible for claims incurred on or prior to the Closing Date, including payments made after the Closing Date for such claims.  Subject to Section 10.2, with respect to each Company Onshore Employee receiving wage continuation/replacement benefits for sickness/disability, for purposes of this Section 10.9, the Seller or Affiliate employing such Company Onshore Employee shall be responsible for any payments due on or prior to the Closing Date and Purchaser and its Affiliates shall be responsible for any payments due after the Closing Date.  Effective as of the Closing Date, the Seller or Affiliate employing such Company Onshore Employee shall be responsible for providing coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) to any Company Onshore Employee, his or her spouse or dependent person as to whom a “qualifying event” as defined in Section 4890B of the Code has occurred on or prior to the Closing Date.  Purchaser and its Affiliates shall be responsible for providing COBRA coverage to any Company Onshore Employee, his or her spouse or dependent person as to whom a “qualifying event” occurs after the Closing Date.  Purchaser and its Affiliates agree to assume responsibility for payments and benefits provided by or committed to by Sellers or their Affiliates to Company Onshore Employees with respect to (i) relocation costs and reimbursements, (ii) appliance loans, (iii) educational assistance, (iv) computer loans and (v) adoption assistance programs, except that Purchaser and its Affiliates undertake no obligation to continue any of these programs.

Section 10.10                          WARN Act.  Purchaser and its Affiliates shall be solely responsible for providing all notices required under the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §2109 et seq. or the regulations promulgated thereunder (the “WARN Act”) and for taking all remedial measures, including, without limitation, the payment of all amounts, penalties, liabilities, costs and expenses if such notices are not provided, for a plant closing or mass layoffs with respect to terminating the employment of Company Onshore Employees after the Closing Date.

Section 10.11                          Postretirement Benefits.  Sellers shall retain any and all liabilities, assets and obligations which relate to service of any Available Employee up to and including the Closing Date and arise under any Employee Plans that provide for postretirement benefits for periods of service up to and including the Closing Date with respect to any Available Employee employed by any Seller or its Affiliates that are (i) defined benefit pension plans subject to Title IV of ERISA or Section 412 of the Code, (ii) defined contribution plans as defined in Section 3(34) of ERISA, or (iii) which relate to other post-employment benefits for all current retirees of DEPI, DOTEPI, the Companies, the Subsidiaries and Dominion Resource Services, Inc. as of the Closing Date.  Sellers shall retain any and all liabilities, assets and obligations which relate to any and all employee benefit plans within the meaning of Section 3(3) of ERISA that Sellers or any of their ERISA Affiliates have sponsored, maintained or contributed to, or to which any of them have an obligation to contribute, on behalf of any of their employees other than the Company Onshore Employees.  Neither the Purchaser nor its Affiliates currently sponsor a qualified defined benefit pension plan, retiree medical plan or retiree life insurance plan, nor do they intend to implement such plans following the Closing Date.  Therefore, in lieu of such benefits, Purchaser will pay, or will cause its Affiliates to pay, to each Company Onshore Employee employed by Purchaser or its Affiliates as of the Closing Date a special one time cash bonus that equals the sum of A plus B, where: “A” is the product of 12.4% multiplied by the respective Company Onshore Employee’s annual base salary as of the Closing Date, and “B” is the amount necessary to pay the federal, state, and local income and withholding Taxes on the amount determined in A and B (at the time payable and based on reasonable assumptions regarding the Company Onshore Employee’s tax rates), with the intent that the after-tax amount received by each Company Onshore Employee from Purchaser or its Affiliates when paid shall be the amount calculated in A (the “Special Bonus”).  One-half of the Special Bonus will be paid within thirty (30) days of the Closing Date and the remainder paid on the earlier of the first anniversary of the Closing Date or the termination of such Company Onshore Employee by Purchaser or its Affiliate without cause.  If the Company Onshore Employee is terminated for cause or the Company Onshore Employee terminates his/her employment prior to the first anniversary of the Closing Date, then he/she shall forfeit all rights to any remainder of the Special Bonus.

Section 10.12                          Annual Incentive Plan.  Sellers shall pay, or shall cause the Companies or the Subsidiaries, as applicable, to pay to each Company Onshore Employee as part of such individual’s final pay from Sellers and their Affiliates a prorated incentive amount in accordance with the Sellers’ Annual Incentive Plan.

Section 10.13                          Immigration Matters.  Purchaser and its Affiliates shall employ individuals with H-1B immigration status under terms and conditions such that (i) Purchaser or its Affiliates qualify as a “successor employer” under applicable United States immigration laws and (ii) ”green card portability” applies to such employees in respect of the transactions contemplated by this Agreement.  Seller shall retain all immigration related liabilities and responsibilities with respect to such individuals arising from acts or omissions which occur on or prior to the Closing Date.

Section 10.14                          Certain Discretionary Hires by Purchaser.

(a)                                  From time to time, until December 31, 2007, Seller may provide to Purchaser and its Affiliates a list of one or more individuals employed by Sellers or their Affiliates (collectively “Other Employees”) that Purchaser or its Affiliates may consider for employment.  None of the Other Employees shall be an individual included on the list of Available Employees to whom Purchaser or its Affiliates must offer employment pursuant to Section 10.1, or an Executive, Key Employee or Managing Director.  Purchaser must request and receive written permission from Seller to prior to extending an employment offer to an individual on this list.

(b)                                 An offer of employment to an Other Employee by Purchaser or its Designated Affiliates must be on the same terms and conditions as would be applicable had the individual been an Available Employee, except that the requirement that the offer of employment be at a work location no more than 50 miles from an individual’s work location as of the Closing Date shall be inapplicable.  Otherwise, an offer of employment by Purchaser or its Affiliates to an Other Employee must meet the comparability and other requirements including any applicable exclusions or exceptions of Section 10.2.

(c)                                  Except as provided in the preceding provisions of this Section 10.14, an Other Employee employed by Purchaser or its Affiliates shall be treated as a Company Onshore Employee for purposes of the provisions of Article 10.  Additionally, an Other Employee shall be treated as an Available Employee pursuant to the requirements of Section 10.2(d) related to payment by Purchaser or its Affiliates to Sellers of an amount equal to the aggregate of cash severance and other severance related compensation and benefits provided by Sellers and their Affiliates to an individual who is subsequently employed by Purchaser or its Affiliates.

(d)                                 The exclusions of comparability contained in the covenants of Sections 6.5(j) and (k) shall apply equally to the Other Employees.

ARTICLE 11
TERMINATION AND AMENDMENT

Section 11.1                                Termination.  This Agreement may be terminated at any time prior to Closing: (i) by the mutual prior written consent of Sellers and Purchaser; or (ii) by either Sellers or Purchaser, by written notice, if Closing has not occurred on or before November 1, 2007; provided, however, that no Party shall be entitled to terminate this Agreement under Section 11.1(ii) if the Closing has failed to occur because such Party negligently or willfully failed to perform or observe in any material respect its covenants and agreements hereunder.

Section 11.2                                Effect of Termination.  If this Agreement is terminated pursuant to Section 11.1, this Agreement shall become void and of no further force or effect (except for the provisions of Sections 1.2, 4.12, 5.10, 6.3, 6.6, 6.20(e), 9.9(b), 11.1, 11.2, 13.1, 13.2, 13.4, 13.8, 13.9, 13.15, 13.16, 13.17, 13.18 and 13.19 and of the Confidentiality Agreement, all of which shall continue in full force and effect).  Notwithstanding anything to the contrary in this Agreement, the termination of this Agreement under Section 11.1 shall not relieve any Party from liability (including liability for consequential damages) for any willful or negligent failure to perform or observe in any material respect any of its agreements or covenants contained herein that are to be performed or observed at or prior to Closing.  In the event this Agreement terminates under Section 11.1(ii) and any Party has willfully or negligently failed to perform or observe in any material respect any of its agreements or covenants contained herein which are to be performed or observed at or prior to Closing, then the other Party shall be entitled to all remedies available at law or in equity and shall be entitled to recover court costs and attorneys’ fees in addition to any other relief to which such Party may be entitled.

ARTICLE 12
INDEMNIFICATION; LIMITATIONS

Section 12.1                                Assumption.  Without limiting Purchaser’s rights to indemnity under this Article 12, on the Closing Date, Purchaser shall assume and hereby agrees to timely fulfill, perform, pay and discharge (or cause to be timely fulfilled, performed, paid or discharged) all of the obligations and liabilities of Sellers and their Affiliates, known or unknown, with respect to the Interests, regardless of whether such obligations or liabilities arose prior to or after the Closing Date, including but not limited to, obligations to furnish makeup gas according to the terms of applicable gas sales, gathering or transportation Contracts, production balancing obligations, obligations to pay working interests, royalties, overriding royalties and other interests held in suspense, obligations to plug wells and dismantle structures, and to restore and/or remediate the Assets, ground water, surface water, soil or seabed in accordance with applicable agreements and Laws, including any obligations to assess, remediate, remove and dispose of NORM, asbestos, mercury, drilling fluids and chemicals, and produced waters and hydrocarbons, other environmental liabilities with respect to the E&P Business, obligations with respect to the actions, suits and proceedings identified as items 1 through 4, 6 through 9, 13 and 15 through 20 (inclusive) on Schedule 4.4 (and any other actions, suits or proceedings arising out of the same facts or circumstances), regardless of the properties or assets to which such actions, suits or proceedings relate (except as provided in clause (b) below), and continuing obligations under any agreements pursuant to which the Sellers or their Affiliates (including without limitation the Companies and Subsidiaries) purchased Assets prior to the Closing or pursuant to which Sellers or their Affiliates (including without limitation the Companies and Subsidiaries) sold assets from the Midcontinent Area prior to the Closing (all of said obligations and liabilities, subject to the exclusions of the proviso below, herein being referred to as the “Assumed Seller Obligations”); provided, however, that Purchaser does not assume any obligations or liabilities to the extent that they are (collectively, the “Retained Seller Obligations”):

(a)                                  attributable to or arise out of the Excluded Assets;

(b)                                 directly attributable to interests held or formerly held by DEPI, DOTEPI or any of the Companies or Subsidiaries outside of the Midcontinent Area;

(c)                                  required to be borne by Sellers under Section 2.3 or Section 2.4(c);

(d)                                 attributable to or arise out of any futures, options, swaps or other derivatives in place prior to Closing;

(e)                                  Tax obligations retained by Sellers pursuant to Article 9;

(f)                                    obligations retained by Sellers under Article 10; or

(g)                                 obligations owed by any Seller or its Affiliates to a third Person claimant in the actions, suits and proceedings identified as items 5, 10 through 12 (inclusive), 14 and 21 through 24 (inclusive) of Schedule 4.4, regardless of the Assets to which such actions, suits or proceedings relate.

Section 12.2                                Indemnification.

(a)                                  From and after Closing, Purchaser shall indemnify, defend and hold harmless Sellers and their current and former Affiliates (other than the Companies and the Subsidiaries) and their respective officers, directors, employees and agents (“Seller Group”) from and against all Damages incurred or suffered by Seller Group:

(i)                                     caused by or arising out of or resulting from the Assumed Seller Obligations,

(ii)                                  caused by or arising out of or resulting from the ownership, use or operation of the Assets, whether before or after the Closing Date,

(iii)                               caused by or arising out of or resulting from Purchaser’s breach of any of Purchaser’s covenants or agreements contained in Article 6, or

(iv)                              caused by or arising out of or resulting from any breach of any representation or warranty made by Purchaser contained in Article 5 of this Agreement or in the certificate delivered at Closing pursuant to Section 8.3(d), even if such Damages are caused in whole or in part by the negligence (whether sole, joint or concurrent), strict liability or other legal fault of any Indemnified Person, but excepting in each case Damages against which DEPI would be required to indemnify Purchaser under Section 12.2(b) at the time the claim notice is presented by Purchaser.

(b)                                 From and after Closing, DEPI shall indemnify, defend and hold harmless Purchaser, its current and former Affiliates and its and their respective officers, directors, employees and agents (“Purchaser Group”) against and from all Damages incurred or suffered by Purchaser Group:

(i)                                     caused by or arising out of or resulting from Sellers’ breach of any of Sellers’ covenants or agreements contained in Article 6,

(ii)                                  caused by or arising out of or resulting from any breach of any representation or warranty made by DEPI contained in Article 4 of this Agreement, or in the certificates delivered at Closing pursuant to Section 8.2(j); or

(iii)                               caused by, arising out of or resulting from the Retained Seller Obligations.

even if such Damages are caused in whole or in part by the negligence (whether sole, joint or concurrent), strict liability or other legal fault of any Indemnified Person.

(c)                                  Notwithstanding anything to the contrary contained in this Agreement, from and after Closing, Sellers’ and Purchaser’s exclusive remedy against each other with respect to breaches of the representations, warranties, covenants and agreements of the Parties contained in Articles 4, 5 and 6 (excluding Section 6.6, which shall be separately enforceable by Sellers pursuant to whatever rights and remedies are available to it outside of this Article 12) and the affirmations of such representations, warranties, covenants and agreements contained in the certificates delivered by each Party at Closing pursuant to Sections 8.2(j) or 8.3(d), as applicable, is set forth in this Section 12.2.  Except for the remedies contained in this Section 12.2 and Section 11.2, and any other remedies available to the Parties at law or in equity for breaches of provisions of this Agreement other than Articles 4, 5 and 6 (excluding Section 6.6), Sellers and Purchaser each release, remise and forever discharge the other and their or its Affiliates and all such Persons’ stockholders, officers, directors, employees, agents, advisors and representatives from any and all suits, legal or administrative proceedings, claims, demands, damages, losses, costs, liabilities, interest, or causes of action whatsoever, in law or in equity, known or unknown, which such Parties might now or subsequently may have, based on, relating to or arising out of this Agreement or any Seller’s, Company’s, or Subsidiary’s ownership, use or operation of the Assets, or the condition, quality, status or nature of the Assets, including rights to contribution under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, breaches of statutory and implied warranties, nuisance or other tort actions, rights to punitive damages, common law rights of contribution, any rights under insurance policies issued or underwritten by the other Party or Parties or any of its or their Affiliates and any rights under agreements between the Companies or Subsidiaries and the Sellers or any other Affiliate of the Companies or Subsidiaries, even if caused in whole or in part by the negligence (whether sole, joint or concurrent), strict liability or other legal fault of any released Person, but excluding, however, any remaining balance owed by DEPI, DOTEPI or any Company or Subsidiary to any other Affiliate at the end of the Closing Date for provision of goods or services, or employment-related costs, or other ordinary course of business expenses, with respect to the ownership or operation of the Assets, the Companies or the Subsidiaries.  Without limiting the generality of the preceding sentence, Purchaser agrees that from and after Closing its only remedy with respect to any Seller’s breach of its covenants and agreements in Article 6 shall be the indemnity of DEPI in Section 12.2(b), as limited by the terms of this Article 12.

(d)                                 “Damages,” for purposes of this Article 12, shall mean the amount of any actual liability, loss, cost, expense, claim, award or judgment incurred or suffered by any Indemnified Person arising out of or resulting from the indemnified matter, whether attributable to personal injury or death, property damage, contract claims, torts or otherwise, including reasonable fees and expenses of attorneys, consultants, accountants or other agents and experts reasonably incident to matters indemnified against, and the costs of investigation and/or monitoring of such matters, and the costs of enforcement of the indemnity; provided, however, that “Damages” shall not include any adjustment for Taxes that may be assessed on payments under this Article 12 or for Tax benefits received by the Indemnified Person as a consequence of any Damages.  Notwithstanding the foregoing, Purchaser and Sellers shall not be entitled to indemnification under this Section 12.2 for, and Damages shall not include, (i) loss of profits, whether actual or consequential, or other consequential damages suffered by the Party claiming indemnification, or any punitive damages (other than loss of profits, consequential damages or punitive damages suffered by third persons for which responsibility is allocated between the Parties), (ii) any liability, loss, cost, expense, claim, award or judgment to the extent resulting from or increased by the actions or omissions of any Indemnified Person after the Closing Date or (iii) except with respect to claims for any Retained Seller Obligations or breach of Sections 6.8, 6.9, 6.11, 6.12, 6.13 and 6.15, any liability, loss, cost, expense, claim, award or judgment that does not individually exceed One Million dollars ($1,000,000).

(e)                                  Any claim for indemnity under this Section 12.2 by any current or former Affiliate, director, officer, employee or agent must be brought and administered by the applicable Party to this Agreement.  No Indemnified Person other than Sellers and Purchaser shall have any rights against either Sellers or Purchaser under the terms of this Section 12.2 except as may be exercised on its behalf by Purchaser or Sellers, as applicable, pursuant to this Section 12.2(e).  Each of the Sellers and Purchaser may elect to exercise or not exercise indemnification rights under this Section on behalf of the other Indemnified Persons affiliated with it in its sole discretion and shall have no liability to any such other Indemnified Person for any action or inaction under this Section.

(f)                                    This Section 12.2 shall not apply in respect of title matters, which are exclusively covered by Article 3, Tax matters other than Section 4.5, which are exclusively covered by Article 2 and Article 9, or claims for Property Costs, which are covered exclusively by Sections 2.3, 2.4 and 8.4.

(g)                                 Purchaser shall not conduct (or have conducted on its behalf) any material remediation operations with respect to any claimed Damages relating to a breach of DEPI’s representation or warranty pursuant to Section 4.6 or any Claim relating to the subject matter of such representation or warranty without first giving Sellers notice of the remediation with reasonable detail at least forty five (45) days prior thereto (or such shorter period of time as shall be required by any Governmental Authority).  Sellers shall have the option (in their sole discretion) to conduct (or have conducted on their behalf) such remediation operations.  If Sellers shall not have notified Purchaser of their agreement to conduct such remediation operations within such specified period, then Purchaser may conduct (or have conducted on its behalf) such operations.  Purchaser and Sellers agree that any remediation activities undertaken with respect to the Assets, whether conducted by Purchaser or Sellers, for which DEPI may have responsibility shall be reasonable in extent and cost effective and shall not be designed or implemented in such a manner as to achieve the least stringent permanent risk-based closure or remediation standard applicable to the property in question under Environmental Laws, subject to the approval of any Governmental Authority with jurisdiction over such remediation activities, and as necessary to permit the continued use of the affected property in the same manner and for the same purposes for which it was being used at the Closing Date.  All remediation activities conducted by Sellers under this Agreement shall be conducted by qualified personnel or contractors in a professional and workmanlike manner and, to the extent reasonably possible, so as not to substantially interfere with Purchaser’s operation of the Assets.

(h)                                 The Parties shall treat, for Tax purposes, any amounts paid under this Article 12 as an adjustment to the applicable Interest Purchase Price(s) in the same manner as provided in Section 2.2(a).

Section 12.3                                Indemnification Actions.  All claims for indemnification under Section 12.2 shall be asserted and resolved as follows:

(a)                                  For purposes of this Article 12, the term “Indemnifying Person” when used in connection with particular Damages shall mean the Person having an obligation to indemnify another Person or Persons with respect to such Damages pursuant to this Article 12, and the term “Indemnified Person” when used in connection with particular Damages shall mean a Person having the right to be indemnified with respect to such Damages pursuant to this Article 12 (including, for the avoidance of doubt, those Persons identified in Section 12.2(e)).

(b)                                 To make a claim for indemnification under Section 12.2, an Indemnified Person shall notify the Indemnifying Person of its claim, including the specific details of and specific basis under this Agreement for its claim (the “Claim Notice”).  In the event that the claim for indemnification is based upon a claim by a third Person against the Indemnified Person (a “Claim”), the Indemnified Person shall provide its Claim Notice promptly after the Indemnified Person has actual knowledge of the Claim and shall enclose a copy of all papers (if any) served with respect to the Claim; provided that the failure of any Indemnified Person to give notice of a Claim as provided in this Section 12.3 shall not relieve the Indemnifying Person of its obligations under Section 12.2 except to the extent such failure results in insufficient time being available to permit the Indemnifying Person to effectively defend against the Claim or otherwise prejudices the Indemnifying Person’s ability to defend against the Claim.  In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement that was inaccurate or breached.

(c)                                  In the case of a claim for indemnification based upon a Claim, the Indemnifying Person shall have thirty (30) days from its receipt of the Claim Notice to notify the Indemnified Person whether it admits or denies its obligation to defend the Indemnified Person against such Claim under this Article 12.  If the Indemnifying Person does not notify the Indemnified Person within such thirty (30) day period regarding whether the Indemnifying Person admits or denies its obligation to defend the Indemnified Person, it shall be conclusively deemed obligated to provide such indemnification hereunder.  The Indemnified Person is authorized, prior to and during such thirty (30) day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Person and that is not prejudicial to the Indemnifying Person.

(d)                                 If the Indemnifying Person admits its obligation, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Claim.  The Indemnifying Person shall have full control of such defense and proceedings, including any compromise or settlement thereof.  If requested by the Indemnifying Person, the Indemnified Person agrees to cooperate in contesting any Claim which the Indemnifying Person elects to contest (provided, however, that the Indemnified Person shall not be required to bring any counterclaim or cross-complaint against any Person).  The Indemnified Person may participate in, but not control, any defense or settlement of any Claim controlled by the Indemnifying Person pursuant to this Section 12.3(d).  An Indemnifying Person shall not, without the written consent of the Indemnified Person, settle any Claim or consent to the entry of any judgment with respect thereto that (i) does not result in a final resolution of the Indemnified Person’s liability with respect to the Claim (including, in the case of a settlement, an unconditional written release of the Indemnified Person from all further liability in respect of such Claim) or (ii) may materially and adversely affect the Indemnified Person (other than as a result of money damages covered by the indemnity).

(e)                                  If the Indemnifying Person does not admit its obligation or admits its obligation but fails to diligently defend or settle the Claim, then the Indemnified Person shall have the right to defend against the Claim (at the sole cost and expense of the Indemnifying Person, if the Indemnified Person is entitled to indemnification hereunder), with counsel of the Indemnified Person’s choosing, subject to the right of the Indemnifying Person to admit its obligation to indemnify the Indemnified Person and assume the defense of the Claim at any time prior to settlement or final determination thereof.  If the Indemnifying Person has not yet admitted its obligation to indemnify the Indemnified Person, the Indemnified Person shall send written notice to the Indemnifying Person of any proposed settlement and the Indemnifying Person shall have the option for ten (10) days following receipt of such notice to (i) admit in writing its obligation for indemnification with respect to such Claim and (ii) if its obligation is so admitted, assume the defense of the Claim, including the power to reject the proposed settlement.  If the Indemnified Person settles any Claim over the objection of the Indemnifying Person after the Indemnifying Person has timely admitted its obligation for indemnification in writing and assumed the defense of the Claim, the Indemnified Person shall be deemed to have waived any right to indemnity therefor.

(f)                                    In the case of a claim for indemnification not based upon a Claim, the Indemnifying Person shall have thirty (30) days from its receipt of the Claim Notice to (i) cure the Damages complained of, (ii) admit its obligation to provide indemnification with respect to such Damages or (iii) dispute the claim for such Damages.  If the Indemnifying Person does not notify the Indemnified Person within such thirty (30) day period that it has cured the Damages or that it disputes the claim for such Damages, the Indemnifying Person shall be conclusively deemed obligated to provide indemnification hereunder.

Section 12.4                                Casualty and Condemnation.  If, after the date of this Agreement but prior to the Closing Date, any portion of the Assets is destroyed or damaged by fire or other casualty or is expropriated or taken in condemnation or under right of eminent domain, Purchaser shall nevertheless be required to close.  In the event that the amount of the costs and expenses associated with repairing and/or restoring all Assets affected by such casualty or the Allocated Value, determined in the same manner as a Title Defect in accordance with Section 3.5(g), for all Units and Wells taken in a condemnation or pursuant to right of eminent domain exceeds Twenty Million Five Hundred Thousand dollars ($20,500,000), Sellers must elect by written notice to Purchaser prior to Closing either (i) to cause the Assets affected by any casualty to be repaired or restored, at Sellers’ sole cost, as promptly as reasonably practicable

(which work may extend after the Closing Date), (ii) to indemnify Purchaser through a document reasonably acceptable to Sellers and Purchaser against any costs or expenses that Purchaser reasonably incurs to repair or restore the Assets subject to any casualty or (iii) to treat the costs and expenses associated with repairing or restoring the Assets affected by such casualty or taking the Allocated Value for any Unit or Well taken as a breach of DEPI’s representation under Section 3.1, but without regard to the limitations in Section 3.5(g) (other than Section 3.5(g)(v)(B)).  In each case, Sellers shall retain (or, if applicable, receive an assignment from the Company or Subsidiary owning the affected properties of) all rights to insurance and other claims against third Persons with respect to the casualty or taking except to the extent the Parties otherwise agree in writing.

Section 12.5                                Limitation on Actions.

(a)                                  The representations and warranties of DEPI and Purchaser in Articles 4 and 5 and the covenants and agreements of the Parties in Article 6, (excluding Section 6.6) and the corresponding representations and warranties given in the certificates delivered at Closing pursuant to Sections 8.2(i) and 8.3(d), as applicable, shall survive the Closing until May 31, 2008 except that the representations and warranties of DEPI in Sections 4.2(e) [Title to Shares] and 4.2(f) [The Shares] shall survive the Closing without time limit, the representations and warranties of the Sellers in Section 4.5 [Taxes and Assessments] shall survive Closing until the applicable statute of limitations closes the taxable year to which the subject Taxes relate, and the representations and warranties of DEPI in Sections 4.14 [Operation of the E&P Business] and 4.18 [Absence of Certain Changes] shall terminate at Closing.

The remainder of this Agreement shall survive the Closing without time limit except as may otherwise be expressly provided herein.  Representations, warranties, covenants and agreements shall be of no further force and effect after the date of their expiration, provided that there shall be no termination of any bona fide claim asserted pursuant to this Agreement with respect to such a representation, warranty, covenant or agreement prior to its expiration date.

(b)                                 The indemnities in Sections 12.2(a)(iii), 12.2(a)(iv), 12.2(b)(i) and 12.2(b)(ii) shall terminate as of the termination date of each respective representation, warranty, covenant or agreement that is subject to indemnification, except in each case as to matters for which a specific written claim for indemnity has been delivered to the Indemnifying Person on or before such termination date.  The indemnities in Sections 12.2(a)(i), 12.2(a)(ii), 12.2(b)(iii) (to the extent related to Sections 12.1(a), 12.1(b), 12.1(d) 12.1(e), 12.1(f) or 12.1(g)) and 12.4 shall continue without time limit.  The indemnities in Sections 12.2(b)(iii) (to the extent related to Sections 12.1(c), shall terminate on the Cut-Off Date, except in each case at to matters for which a specific written claim for indemnity has been delivered to the Indemnifying Person on or before such termination date.

(c)                                  DEPI shall not have any liability for any indemnification under Section 12.2 until and unless the aggregate amount of the liability for all Damages for which Claim Notices are delivered by Purchaser exceeds Twenty Million Five Hundred Thousand dollars ($20,500,000), and then only to the extent such Damages exceed Twenty Million Five Hundred Thousand dollars ($20,500,000).  This Section shall not limit (i) indemnification for breach of those representations and warranties that survive without time limit under the first sentence of Section 12.5(a), (ii) indemnification for breach of those covenants contained in Sections 6.8, 6.9, 6.12, and 6.13, and (iii) indemnification for the Retained Seller Obligations nor shall Damages for those matters count toward the Twenty Million Five Hundred Thousand dollars ($20,500,000).

(d)                                 Notwithstanding anything to the contrary contained elsewhere in this Agreement, DEPI shall not be required to indemnify Purchaser under this Article 12 for aggregate Damages in excess of Two Hundred Five Million ($205,000,000); provided, however, that this Section 12.5(d) shall not limit DEPI’s liability with respect to breaches of (i) those representations and warranties that survive without time limit under the first sentence of Section 12.5(a), (ii) those covenants contained in Sections 6.8, 6.9, 6.12 and 6.13 and (iii) the Retained Seller Obligations.

(e)                                  The amount of any Damages for which an Indemnified Person is entitled to indemnity under this Article 12 shall be reduced by the amount of insurance proceeds realized by the Indemnified Person or its Affiliates with respect to such Damages (net of any collection costs, and excluding the proceeds of any insurance policy issued or underwritten by the Indemnified Person or its Affiliates).

ARTICLE 13
MISCELLANEOUS

Section 13.1                                Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement.  Delivery of an executed counterpart signature page by facsimile is as effective as executing and delivering this Agreement in the presence of the other Parties to this Agreement.

Section 13.2                                Notices.  All notices that are required or may be given pursuant to this Agreement shall be sufficient in all respects if given in writing, in English and delivered personally, by telecopy or by recognized courier service, as follows:

If to Sellers:	Dominion Exploration & Production, Inc.
120 Tredegar Street
Richmond, Virginia 23219
	Attention:	Christine M. Schwab
	Telephone:	(804) 819-2142
	Facsimile:	(804) 819-2214

With a copy to:	Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219
	Attention:	Mark O. Webb
	Telephone:	(804) 819-2140
	Telecopy:	(804) 819-2202

and with a copy to:	Baker Botts L.L.P.
910 Louisiana Street
Houston, Texas 77024
	Attention:	David F. Asmus
	Telephone:	(713) 229-1539
	Telecopy:	(713) 229-2839

If to Purchaser:	Linn Energy, LLC
JP Morgan Chase Tower
600 Travis, Suite 7000
Houston, Texas 77002
	Attention:	Charlene A. Ripley
	Telephone:	(281) 605-4119
	Telecopy:	(281) 605-4180

With a copy to:	Vinson & Elkins, L.L.P.
2500 First City Tower
1001 Fannin Street, Suite 2500
Houston, Texas 77002
	Attention:	Jeffery K. Malonson
	Telephone:	(713) 758-3824
	Telecopy:	(713) 615-5627

Either Party may change its address for notice by notice to the other in the manner set forth above.  All notices shall be deemed to have been duly given at the time of receipt by the Party to which such notice is addressed.

Section 13.3                                Sales or Use Tax, Recording Fees and Similar Taxes and Fees.  Notwithstanding anything to the contrary in Article 9, Purchaser shall bear any sales, use, excise, real property transfer, registration, documentary, stamp or transfer Taxes, recording fees and similar Taxes and fees incurred and imposed upon, or with respect to, the property transfers to Purchaser or other transactions contemplated hereby.  Should any Seller, Company, Subsidiary or Affiliate of any of them pay prior to Closing, or should Seller or any continuing Affiliate of Seller pay after Closing, any amount for which Purchaser is liable under this Section 13.3, Purchaser shall, promptly following receipt of Sellers’ invoice, reimburse the amount paid.  If such transfers or transactions are exempt from any such taxes or fees upon the filing of an appropriate certificate or other evidence of exemption, Purchaser shall timely furnish to Sellers such certificate or evidence.

Section 13.4                                Expenses.  Except as provided in Section 6.7 and in Section 13.3, all expenses incurred by Sellers in connection with or related to the authorization, preparation or execution of this Agreement, and the Exhibits and Schedules hereto and thereto, and all other matters related to the Closing, including without limitation, all fees and expenses of counsel, accountants and financial advisers employed by Sellers, shall be borne solely and entirely by Sellers, and all such expenses incurred by Purchaser shall be borne solely and entirely by Purchaser.

Section 13.5                                Replacement of Bonds, Letters of Credit and Guarantees.  The Parties understand that none of the bonds, letters of credit and guarantees, if any, posted by Sellers or any other Affiliate of the Companies or the Subsidiaries (except the Companies and the Subsidiaries) with any Governmental Authority or third Person and relating to the Companies, the Subsidiaries or the Assets are to be transferred to Purchaser.  On or before Closing, Purchaser shall obtain, or cause to be obtained in the name of Purchaser, replacements for such bonds, letters of credit and guarantees, and shall cause, effective as of the Closing, the cancellation or return to Sellers of the bonds, letters of credit and guarantees posted by Sellers and such Affiliates.  Purchaser may also provide evidence that such replacements are not necessary as a result of existing bonds, letters of credit or guarantees that Purchaser has previously posted as long as such existing bonds, letters of credit or guarantees are adequate to secure the release of those posted by Sellers.  Except for bonds, letters of credit and guarantees related primarily to the Excluded Assets, Schedule 13.5 identifies the bonds, letters of credit and guarantees posted by Sellers or any other Affiliate of the Companies or the Subsidiaries (except the Companies and the Subsidiaries) with respect to the E&P Business as of the date noted on such schedule.

Section 13.6                                Records.

(a)                                  Promptly after the Closing Date, Sellers shall provide Purchaser with access to any Records that are in the possession of Sellers or its Affiliates at 14000 Quail Springs Parkway, Oklahoma City, Oklahoma location, with such access to permit (to the extent such Records are not in the possession of Purchaser or its Affiliates) full access to such Records during normal business hours and a reasonable method of accessing such Records at other times.  As promptly as practicable after the Closing Date, but in any event no later than the Cut-Off Date, Sellers shall deliver or cause to be delivered to Purchaser any other Records that are in possession of Sellers or its Affiliates, subject to Section 13.6(b).

(b)                                 Sellers may retain the originals of those Records relating to Tax and accounting matters and provide Purchaser, at its request, with copies of such Records that pertain to (i) non-income Tax matters solely related to the Companies, the Subsidiaries or the Additional Assets; or (ii) non-unitary state income Tax Returns to the extent such Tax Returns are reasonably necessary to satisfy Purchaser’s Tax Return filing obligations under Section 9.2.  Sellers may retain copies of any other Records.

(c)                                  Purchaser, for a period of seven (7) years following the Closing, (and subject to Purchaser’s additional obligations under Section 9.4) shall:

(i)                                     retain the Records,

(ii)                                  provide Sellers, their Affiliates, and their respective officers, employees and representatives with access to the Records during normal business hours for review and copying at Sellers’ expense and

(iii)                               provide Sellers, their Affiliates, and their respective officers, employees and representatives with access, during normal business hours, to materials received or produced after Closing relating to

(A)                              Sellers’ obligations under Article 9 (including to prepare Tax Returns and to conduct negotiations with Tax Authorities), or
(B)                                any claim for indemnification made under Section 12.2 of this Agreement (excluding, however, attorney work product and attorney-client communications with respect to any such claim being brought by Purchaser under this Agreement)

for review and copying at Sellers’ expense and to the Companies’, the Subsidiaries’ and their Affiliates’ personnel for the purpose of discussing any such matter or claim.

Section 13.7                                Name Change.  On the Closing Date, Purchaser shall make the filings required in each Company’s jurisdiction of organization to eliminate the name “Dominion” and any variants thereof from the name of each Company and Subsidiary.  As promptly as practicable, but in any case within one hundred twenty (120) days after the Closing Date, Purchaser shall (i) make all other filings (including assumed name filings) required to reflect the change of name in all applicable records of Governmental Authorities and (ii) eliminate the use of the name “Dominion” and variants thereof from the Assets and the E&P Business, and, except with respect to such grace period for eliminating existing usage, shall have no right to use any logos, trademarks or trade names belonging to any Seller or any of its Affiliates.  Purchaser shall be solely responsible for any direct or indirect costs or expenses resulting from the change in use of name, and any resulting notification or approval requirements.

Section 13.8                                Governing Law and Venue.  This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the Laws of the State of Texas, without regard to principles of conflicts of Laws that would direct the application of the Laws of another jurisdiction.

Section 13.9                                Dispute Resolution.  Each Party consents to personal jurisdiction in any action brought in the United States federal courts located in the State of Texas (or, if jurisdiction is not available in the United States federal courts located in the State of Texas, to personal jurisdiction in any action brought in the state and federal courts located in the State of New York) with respect to any dispute, claim or controversy arising out of or in relation to or in connection with this Agreement, and each of the Parties hereto agrees that any action instituted by it against the other with respect to any such dispute, controversy or claim (except to the extent a dispute, controversy, or claim arising out of or in relation to or in connection with the allocation of the Purchase Price pursuant to Section 2.2(c), the determination of a Title Defect Amount or Title Benefit Amount pursuant to Section 3.5(i) or the determination of Purchase Price adjustments pursuant to Section 8.4(b) is referred to an expert pursuant to those Sections) will be instituted exclusively in the United States District Court for the Southern District of Texas, Houston Division (or, if jurisdiction is not available in the United States District Court for the Southern District of Texas, Houston Division, then exclusively in the state or federal courts located in the State of New York).  The Parties hereby waive trial by jury in any action, proceeding or counterclaim brought by any Party against another in any matter whatsoever arising out of or in relation to or in connection with this Agreement.

Section 13.10                          Captions.  The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

Section 13.11                          Waivers.  Any failure by any Party to comply with any of its obligations, agreements or conditions herein contained may be waived by the Party to whom such compliance is owed by an instrument signed by the Party to whom compliance is owed and expressly identified as a waiver, but not in any other manner.  No waiver of, or consent to a change in, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

Section 13.12                          Assignment.  No Party shall assign or otherwise transfer all or any part of this Agreement, nor shall any Party delegate any of its rights or duties hereunder, without the prior written consent of the other Party and any transfer or delegation made without such consent shall be void; provided, however, that Purchaser shall be entitled to assign its rights (but not its obligations) to purchase specific portions of the Interests under this Agreement to one or more directly or indirectly wholly-owned Affiliates of Purchaser that satisfy the requirements of Section 5.11.  Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns.

Section 13.13                          Entire Agreement.  The Confidentiality Agreement, this Agreement and the documents to be executed hereunder and the Exhibits and Schedules attached to the Original Agreement, as modified by the First Amendment and the Second Amendment, which Exhibits and Schedules are hereby incorporated by this reference in their entirety into this Agreement, constitute the entire agreement among the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof, including the Original Agreement (other than the Exhibits and Schedules attached thereto as described above).

Section 13.14                          Amendment.  This Agreement may be amended or modified only by an agreement in writing signed by Sellers and Purchaser and expressly identified as an amendment or modification.

Section 13.15                          No Third-Person Beneficiaries.  Nothing in this Agreement shall entitle any Person other than Purchaser and Sellers to any claim, cause of action, remedy or right of any kind, except the rights expressly provided to the Persons described in Section 6.6 and Section 12.2(e).

Section 13.16                          Guarantees.  Simultaneously with execution of this Agreement, Sellers have caused DRI to deliver to Purchaser a guarantee for the performance of Sellers’ obligations under this Agreement and any other agreements executed pursuant to this Agreement in substantially the form attached hereto as Exhibit ”G.”

Section 13.17                          References.

In this Agreement:

(a)                                  References to any gender includes a reference to all other genders;

(b)                                 References to the singular includes the plural, and vice versa;

(c)                                  Reference to any Article or Section means an Article or Section of this Agreement;

(d)                                 Reference to any Exhibit or Schedule means an Exhibit or Schedule to this Agreement, all of which are incorporated into and made a part of this Agreement;

(e)                                  Unless expressly provided to the contrary, “hereunder,” “hereof,” “herein” and words of similar import are references to this Agreement as a whole and not any particular Section or other provision of this Agreement;

(f)                                    References to “$” or “dollars” means United States dollars; and

(g)                                 “Include” and “including” shall mean include or including without limiting the generality of the description preceding such term.

Section 13.18                          Construction.  Purchaser is capable of making such investigation, inspection, review and evaluation of the Assets as a prudent purchaser would deem appropriate under the circumstances, including with respect to all matters relating to the Assets, their value, operation and suitability.  Each of Sellers and Purchaser has had the opportunity to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby.  This Agreement is the result of arm’s-length negotiations from equal bargaining positions.  It is expressly agreed that this Agreement shall not be construed against any Party, and no consideration shall be given or presumption made, on the basis of who drafted this Agreement or any particular provision thereof.

Section 13.19                          Limitation on Damages.  Notwithstanding anything to the contrary contained herein, none of Purchaser, Sellers or any of their respective Affiliates shall be entitled to special or punitive damages in connection with this Agreement and the transactions contemplated hereby (other than special or punitive damages suffered by third Persons for which responsibility is allocated between the Parties) and each of Purchaser and Sellers, for itself and on behalf of its Affiliates, hereby expressly waives any right to special or punitive damages in connection with this Agreement and the transactions contemplated hereby.

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties as of the date first above written.

SELLER:	DOMINION EXPLORATION & PRODUCTION, INC.

	By:	/s/ Duane C. Radtke
	Name:	Duane C. Radtke
	Title:	President and Chief Executive Officer

SELLER:	DOMINION OKLAHOMA TEXAS EXPLORATION & PRODUCTION, INC.

	By:	/s/ Duane C. Radtke
	Name:	Duane C. Radtke
	Title:	President and Chief Executive Officer

SELLER:	LDNG TEXAS HOLDINGS, LLC

	By:	/s/ Mark O. Webb
	Name:	Mark O. Webb
	Title:	Authorised Signatory

SELLER:	DEPI TEXAS HOLDINGS, LLC

	By:	/s/ Mark O. Webb
	Name:	Mark O. Webb
	Title:	Authorised Signatory

PURCHASER:	LINN ENERGY, LLC

	By:	/s/ Roland P. Keddie
	Name:	Roland P. Keddie
	Title:	Senior Vice President, Administration